   AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       AMERICAN PHYSICIANS CAPITAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MICHIGAN                               3679                              38-3543910
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                            1301 NORTH HAGADORN ROAD
                          EAST LANSING, MICHIGAN 48823
                                 (517) 351-1150
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              WILLIAM B. CHEESEMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            1301 NORTH HAGADORN ROAD
                          EAST LANSING, MICHIGAN 48823
                                 (517) 351-1150
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  MARK A. METZ, ESQ.                                  RICHARD G. CLEMENS, ESQ.
                 DYKEMA GOSSETT PLLC                                      SIDLEY & AUSTIN
                400 RENAISSANCE CENTER                                     BANK ONE PLAZA
             DETROIT, MICHIGAN 48243-1668                             10 SOUTH DEARBORN STREET
                    (313) 568-5434                                    CHICAGO, ILLINOIS 60603
                                                                           (312) 853-7642

                            ------------------------

          Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                      ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                      ------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                     ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           TITLE OF EACH CLASS OF                  PROPOSED MAXIMUM AGGREGATE
        SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)                 AMOUNT OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value..................              $207,000,000                              $54,648
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 11, 2000
PROSPECTUS

                               10,000,000 SHARES

                                 APCAPITAL LOGO

                                  COMMON STOCK

                            ------------------------

     We are converting Mutual Insurance Corporation Of America, or MICOA, into a company that is owned by shareholders. As part of that process, we are offering shares of common stock in American Physicians Capital, Inc., or APCapital, to eligible MICOA policyholders, officers and directors in a subscription offering. APCapital is a new company that will own MICOA and its subsidiaries after the conversion. MICOA will be renamed American Physicians Assurance Corporation after the conversion. Subject to the prior rights of the subscription offering participants to purchase the shares, we are also offering the shares to selected other people with whom we have a relationship in a concurrent best efforts offering. We may also offer the shares in a firm commitment underwritten offering.

     ELIGIBLE PERSONS WHO WISH TO PURCHASE SHARES IN THE SUBSCRIPTION OR BEST EFFORTS OFFERING MUST SUBMIT A PROPERLY COMPLETED STOCK ORDER FORM AND PAYMENT
IN FULL ON OR BEFORE 5:00 P.M., EASTERN TIME,           , 2000. TO PARTICIPATE,
YOU MUST PURCHASE A MINIMUM OF 100 SHARES OF STOCK. THE MAXIMUM NUMBER YOU MAY
PURCHASE IS        SHARES. ADDITIONAL RESTRICTIONS ARE DESCRIBED ELSEWHERE IN
THIS PROSPECTUS.

     Until policyholders approve the conversion and the offerings (including the underwritten offering), we will hold the proceeds of the subscription and best
efforts offerings in an escrow account with           . If the conversion is not
approved, or if the offerings are otherwise not completed, we will promptly refund your money, without interest.

     Because this is our initial offering of common stock, there is no current public market for the stock. We are applying to have the stock listed on the
Nasdaq National Market under the symbol "          " following the conversion.

             INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Offering price(1)...........................................  $            $
Net proceeds................................................  $            $

-------------------------
(1) Offering price per share based upon an appraisal of MICOA, which established a valuation range for the company of $130 million to $180 million, resulting in a price per share range of $13.00 to $18.00 per share. For more information, see "The Conversion -- Stock Price and Number of Shares to be Issued in the Offerings."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

ABN AMRO ROTHSCHILD                             SANDLER O'NEILL & PARTNERS, L.P.
    A DIVISION OF ABN AMRO
         INCORPORATED
                  The date of this Prospectus is July 11, 2000

                            ORGANIZATIONAL STRUCTURE

     The following chart illustrates the general organization of APCapital and its subsidiaries after the offerings.

                                [GRAPHIC IMAGE]

An insurer converted from        An insurer which primarily       An insurer which is primarily    A group of subsidiaries which
Mutual Insurance Corporation of  provides standard workers'       used as a preferred pricing      includes all the non- insurance
America (MICOA). It provides     compensation insurance.          company for the APCapital        related operations of
medical professional liability,                                   group. It issues such specialty  APCapital, such as e-commerce,
workers' compensation and other                                   products as directors and        alternative risk transfer,
related insurance.                                                officers insurance, cost-plus    captives and investment
                                                                  or dividend workers'             advisors (see further
                                                                  compensation insurance, and      description below).
                                                                  surcharged professional
                                                                  liability insurance.

AP FINANCIAL GROUP
MICOA DIRECT: An electronic commerce company that offers agents enhanced servicing and offers physicians and other health care professionals a new alternative for purchasing their insurance. Prospective customers can request quotes and other services for medical professional liability or workers' compensation insurance through the Internet or a toll-free telephone number. MICOA CONSULTING, LLC: A unit which sells stand-alone services of APCapital, and which structures alternative risk transfer programs for eligible customers and prospects.
MICOA INDEMNITY (BERMUDA) LTD.: A Bermuda company that provides a rent-a-captive vehicle for clients and prospects.
MICOA MANAGEMENT LTD.: A Bermuda company that provides management and compliance services to MICOA Indemnity and to clients and prospects of the financial group. ALPHA ADVISORS, INC.: A Chicago-based investment firm that provides investment advisory services to MICOA and its insurance company affiliates and to other insurance company customers. It specializes in providing fixed income portfolio management.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Forward-Looking Information.........    3
Available Information...............    3
Prospectus Summary..................    4
Risk Factors........................   11
The Conversion......................   17
The Subscription, Best Efforts and
  Underwritten Offerings............   20
Use of Proceeds.....................   24
Capitalization......................   25
Dividend Policy.....................   26
Market for Common Stock.............   26
Pro Forma Data......................   27
Selected Historical Financial and
  Operating Data....................   31

                                      PAGE
                                      ----
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   33
Business............................   46
Management..........................   72
Ownership of Common Stock...........   78
Certain Transactions................   79
Description of Capital Stock........   80
Federal Income Tax Consequences.....   84
Legal Matters.......................   85
Experts.............................   85
Index to Financial Statements.......  F-1

                          FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements that are intended to enhance the reader's ability to assess our future economic performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should" or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. THE FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS UNDER "RISK FACTORS" MAY HAVE SUCH AN IMPACT. Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake any obligation to publicly release any revisions which may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

                             AVAILABLE INFORMATION

     After the conversion, we intend to furnish our shareholders each year with an annual report containing audited financial information and to make available a quarterly report containing unaudited financial information following each of the first three quarters of each year.

     We have filed a registration statement on Form S-1 with the Commission to register the shares of common stock being offered in the offerings under the Securities Act. As permitted by Commission rules, we have included some of the information relating to the offerings, such as the exhibits, in the registration statement rather than this prospectus. The registration statement can be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. You may also obtain a copy of the registration statement by accessing the Commission's website at http://www.sec.gov. We urge you to review the exhibits which are attached to the registration statement, since our discussion of these documents in the prospectus is often brief and may not include every provision of the exhibit.

                               PROSPECTUS SUMMARY

                                 APCAPITAL LOGO

                                AN INTRODUCTION

WE ARE A LEADING PROVIDER OF MEDICAL PROFESSIONAL LIABILITY INSURANCE WITH STRONG TIES TO THE MEDICAL COMMUNITY.

     MICOA is primarily a medical professional liability insurance company servicing health care providers in 13 states throughout the United States, with a concentration in the Midwest. The MICOA insurance group includes three insurance companies. MICOA and Insurance Corporation of America, or ICA, are domiciled in Michigan, and RML Insurance Company, or RML, is domiciled in Illinois. The MICOA insurance group is the number one writer of medical professional liability insurance in Michigan and Kentucky with a market share of 27% in each state based on 1999 direct premiums written as reported by A.M. Best Company. MICOA is the number two writer in New Mexico with a 24% market share. MICOA also generates significant medical professional liability premium volume in Ohio, Illinois and Florida. In total, the MICOA insurance group is the 17th largest medical professional liability writer in the United States. We insured 13,141 physicians as of March 31, 2000.

     MICOA maintains a close relationship with the medical community it serves. In addition to the active involvement of practicing physicians on several of its advisory committees, MICOA and the medical professional liability insurance that it offers have the endorsements of six medical associations. Management believes its strong relationship with the medical community is due in part to the high quality service and claims management expertise provided to its insured physicians. Recognizing the value of its insurance products and services, 83% of MICOA's medical professional liability policyholders renewed their policies in 1999 despite an extremely price competitive marketplace.

     Our principal office is at 1301 North Hagadorn Road, East Lansing, Michigan 48823. Our telephone number is (517)351-1150.

IN ADDITION TO INCREASING OUR MEDICAL PROFESSIONAL LIABILITY INSURANCE BUSINESS GEOGRAPHICALLY, WE HAVE ALSO EXPANDED OUR PRODUCT LINE.

     In 1993, MICOA's management recognized the need to diversify its product line and to broaden its target market. Entry into the workers' compensation market was chosen because of several factors including: (1) the ease of entry;
(2) our expertise in underwriting "long tail" liability lines; (3) our expertise in claims and risk management, especially for health-related liability risks; and (4) the large overall size of the workers' compensation market. For the year ended December 31, 1999, MICOA reported $43.2 million in direct premiums written in this line. Our workers' compensation premiums in 1999 accounted for 22.8% of our total premiums for that year.

OUR EFFECTIVE DISTRIBUTION SYSTEM HAS ENABLED US TO INCREASE OUR BUSINESS SUBSTANTIALLY.

     We have a demonstrated ability to enter new markets and generate significant internal growth through our own distribution system. Direct premiums written have increased to $189.6 million in 1999, from $129.6 million in 1997, representing a compound annual growth rate of 21.0%.

     Direct premiums written in our medical professional liability business have grown to $122.9 million in 1999, from $89.0 million in 1997, representing a compound annual growth rate of 17.5%. While Michigan is still our largest source of premium volume, the strongest growth in our medical professional liability business during the past three years has been in Florida, Illinois and Ohio.

     In our workers' compensation business, direct premiums written have increased to $43.2 million in 1999, from $26.2 million in 1997, representing a compound annual growth rate of 28.2%. We have experienced substantial growth in Minnesota, Michigan and Iowa.

WE ARE AN ESTABLISHED COMPANY WITH A STRONG FINANCIAL POSITION.

     Established in 1975 as a mutual insurance company, we have grown substantially. Our direct premiums written and net income totaled $189.6 million and $33.7 million ($4.6 million excluding a one-time tax refund) in 1999, and $50.8 million and $2.4 million for the three months ended March 31, 2000. At March 31, 2000, we had total assets of $792.7 million and total equity of $211.0 million. MICOA's rating from A.M. Best Company is "A-" (Excellent), its fourth highest rating category out of 15 categories.

     Our strong financial position and diverse premium base provide us the foundation for implementing our strategic plan. In that regard, we will continue our recent initiatives to reduce expenses, curtail less profitable underwriting and restructure our investment portfolio.

                          OUR STRATEGY FOR THE FUTURE

     Our strategy is focused on three primary initiatives and is designed to provide continued growth in revenue and profitability:

BUILD ON OUR POSITION AS A LEADING NATIONAL WRITER OF MEDICAL PROFESSIONAL LIABILITY INSURANCE.

     - Emphasize underwriting standards and pricing that focus on profitability rather than premium volume.
     - Execute strategic acquisitions in our industry segment.
     - Continue to pursue internal growth and geographic expansion.
     - Refocus our marketing and product initiatives to provide more cost-effective, standardized products and services.
     - Maintain our historically close relationship with the medical community.
     - Develop effective, customer-oriented business processes, including e-commerce capabilities.

CONVERT FROM A MUTUAL TO A STOCK COMPANY CULTURE.

     - Emphasize profitable underwriting rather than access to coverage.
     - Restructure our investment portfolio and strategy.
     - Become a lower cost producer.

PURSUE OTHER STRATEGIC INITIATIVES.

     - Continue to write workers' compensation insurance in niche classes and markets.
     - Market our alternative risk transfer capabilities.
     - Develop financial services and products for our physician customer base.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth certain summary historical consolidated financial data. The summary income statement data for each of the three years ended December 31, 1999 and balance sheet data as of December 31, 1999 and 1998 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The summary income statement data for each of the years ended December 31, 1996 and 1995 and balance sheet data as of December 31, 1997, 1996, and 1995 have been derived from our audited consolidated financial statements not included herein. The summary income statement data for the three months ended March 31, 2000 and 1999 and balance sheet data as of March 31, 2000 and March 31, 1999 have been derived from our unaudited interim consolidated financial statements. All unaudited interim consolidated financial data presented in the tables below reflect all adjustments (consisting of normal, recurring accruals) necessary for a fair presentation of our consolidated financial position and results of operations for such periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year. The following summary historical consolidated financial data has been prepared in accordance with generally accepted accounting principles, or GAAP, except that the combined statutory data presented below has been prepared in accordance with applicable statutory accounting practices and was taken from our annual statements filed with insurance regulatory authorities.

     The following is a summary, and in order to fully understand our consolidated financial data, you should also read "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. In particular, those other sections of this prospectus contain information about the adoption of GAAP accounting standards and transactions affecting comparability of results of operations between periods that are not included in this summary.

                                           AT OR FOR THE
                                           QUARTER ENDED                         AT OR FOR THE
                                             MARCH 31,                      YEAR ENDED DECEMBER 31,
                                        -------------------   ----------------------------------------------------
                                          2000       1999       1999       1998     1997(A)    1996(A)      1995
                                        --------   --------   --------   --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
REVENUE DATA:
  Direct premiums written.............  $ 50,832   $ 45,255   $189,647   $160,305   $129,593   $118,839   $ 91,519
  Net premiums written................    46,210     39,459    158,029    147,801    110,776    100,478     80,534
                                        ========   ========   ========   ========   ========   ========   ========
  Net premiums earned.................  $ 42,254   $ 35,292   $148,656   $136,995   $106,764   $ 97,597   $ 82,029
  Investment income...................     8,285      7,544     30,539     29,451     28,817     28,725     27,054
  Realized gains......................       743        471      1,850      9,540      1,687        956        846
  Other income........................       174        433      6,111      2,041      1,415      4,507        968
                                        --------   --------   --------   --------   --------   --------   --------
    Total revenues....................    51,456     43,740    187,156    178,027    138,683    131,785    110,897
LOSSES AND EXPENSES:
  Losses and loss adjustment
    expenses(b).......................    36,106     32,384    130,949    122,053     88,418     52,996     61,790
  Underwriting expenses...............    10,225      9,377     39,229     38,054     30,798     22,503     16,815
  Investment expense..................       859        960      3,283      2,943      2,283      3,652      3,684
  Interest expense....................       193        139        565        791        343        325         --
  Amortization expense................       582        323      1,177        906        183         61         --
  Other expense.......................       (67)       195      1,983        816        780      1,137         15
                                        --------   --------   --------   --------   --------   --------   --------
    Total expenses....................    47,898     43,378    177,186    165,563    122,805     80,674     82,304
                                        --------   --------   --------   --------   --------   --------   --------
Income from operations before federal
  income taxes........................     3,558        362      9,970     12,464     15,878     51,111     28,593
Federal income taxes(c)...............     1,151       (229)   (23,760)     3,400      4,829     16,300      8,846
                                        --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  change in accounting principle......     2,407        591     33,730      9,064     11,049     34,811     19,747
Cumulative effect of change in
  accounting principle(b).............        --         --         --         --         --    (20,542)        --
                                        --------   --------   --------   --------   --------   --------   --------
Net income(c).........................  $  2,407   $    591   $ 33,730   $  9,064   $ 11,049   $ 14,269   $ 19,747
                                        ========   ========   ========   ========   ========   ========   ========
SELECTED BALANCE SHEET DATA:
  Total cash and investments..........  $568,379   $541,082   $541,894   $548,665   $521,469   $494,198   $443,791
  Total assets........................   792,658    714,629    794,390    715,596    677,529    644,052    547,354
  Total liabilities...................   581,615    529,068    585,604    526,844    501,137    486,468    396,825
  Total equity........................   211,043    185,561    208,786    188,752    176,392    157,584    150,529
GAAP RATIOS:
  Loss ratio(b).......................      85.4%      91.8%      88.1%      89.1%      82.8%      54.3%      75.3%
  Underwriting expense ratio..........      24.2       26.6       26.4       27.8       28.8       23.1       20.5
  Combined ratio......................     109.6      118.4      114.5      116.9      111.6       77.4       95.8
  Operating ratio.....................      92.1       99.7       96.1       97.5       86.8       51.7       67.3
STATUTORY DATA:
  Loss ratio..........................      85.0%      89.9%      88.0%      89.4%      82.8%      85.3%      75.3%
  Underwriting expense ratio..........      24.4       29.2       29.2       27.0       28.0       24.3       22.4
  Combined ratio......................     109.4      119.1      117.2      116.4      110.8      109.6       97.7
  Surplus.............................  $182,937   $142,305   $179,829   $144,541   $133,715   $125,883   $116,931
  Ratio of net premiums written
    to surplus........................     1.01x      1.11x      0.88x      1.02x      0.83x      0.80x      0.69x

-------------------------

 (a) MICOA acquired Kentucky Medical Insurance Company in 1996 in a transaction accounted for under the purchase method of accounting. MICOA's mergers with New Mexico Physicians Mutual Insurance Company and State Mutual Insurance Company in 1997 were accounted for under the pooling method of accounting.

 (b) Loss and loss adjustment expense for 1996 excludes discontinuation of loss reserve discounting which is reported as a cumulative effect of a change in accounting principle.

 (c) Operating results in 1999 include the effects of a one-time settlement with the Internal Revenue Service. Without this settlement, net income in 1999 would have been approximately $4.6 million.

                             WHY WE ARE CONVERTING

     We are converting MICOA to raise capital to achieve the objectives stated above, and to provide a more flexible and effective corporate structure to facilitate strategic transactions. The conversion will increase our capital to facilitate future product line and geographic expansion, enhance our operating flexibility and ability to compete, allow us to use APCapital's stock for potential acquisitions, enhance our access to the capital markets and enable us to use stock based compensation plans to attract, motivate and retain qualified employees. See "The Conversion -- Reasons for Conversion."

                               PLAN OF CONVERSION

     We are converting MICOA from a mutual insurance company to a stock insurance company through a process described in our plan of conversion and in accordance with Michigan insurance law. The plan of conversion has been approved by MICOA's board of directors and submitted to the Office of Financial and Insurance Services for the State of Michigan, or OFIS, for approval. The plan of conversion still must be approved by MICOA policyholders, who are meeting on
               , 2000. Once policyholders approve the plan of conversion, the conversion will be complete when we file MICOA's revised articles of incorporation with the OFIS and complete the offerings.

                            SUMMARY OF THE OFFERINGS

SHARES OFFERED................   A total of 10,000,000 shares of APCapital
                                 common stock are being offered in the
                                 subscription, best efforts and underwritten offerings.

PRICE PER SHARE IN
SUBSCRIPTION AND BEST EFFORTS
  OFFERINGS...................   $       .

THE SUBSCRIPTION OFFERING.....   We are making the offering of APCapital common
                                 stock in the subscription offering to holders of MICOA insurance policies, and directors and officers of MICOA or APCapital through subscription rights. A subscription right is a right to purchase APCapital common stock.
                                 Subscription offering participants are
                                 receiving one subscription right for each policy owned as of June 28, 2000. For more information see "The Subscription, Best Efforts and Underwritten Offerings -- Eligibility to
                                 Participate in the Subscription and Best
                                 Efforts Offerings."

THE BEST EFFORTS OFFERING.....   Concurrently with the subscription offering, we
                                 are offering the shares of stock in APCapital to select members of the general public who have a relationship with MICOA, but were not policyholders of MICOA, or officers or directors of MICOA or APCapital on June 28, 2000. The rights of the participants in the best efforts offering to buy APCapital stock are subject to the prior rights of the participants in the subscription offering and to our sole discretion to reject any offer to purchase stock. For more information see "The
                                 Subscription, Best Efforts and Underwritten
                                 Offerings -- Eligibility to Participate in the
                                 Subscription and Best Efforts Offerings."

THE FIRM COMMITMENT
UNDERWRITTEN OFFERING.........   If all of the APCapital stock being offered is
                                 not purchased in the subscription offering and the best efforts offering, we may offer
                                 APCapital stock to members of the general public in a firm commitment underwritten offering. For more information see "The
                                 Subscription, Best Efforts and Underwritten
                                 Offerings -- The Firm Commitment Underwritten
                                 Offering."

HOW TO BUY STOCK IN THE
  SUBSCRIPTION AND BEST
  EFFORTS OFFERING............   To buy common stock in the subscription or best
                                 efforts offering, you must be an eligible
                                 participant in those offerings, and must sign
                                 and complete the enclosed stock order form and
                                 send it to us with your payment in the envelope
                                 provided no later than              , 2000.
                                 Payment may be made by check or money order
                                 payable to                . You have no right
                                 to modify or withdraw your investment without our consent. We may reject any incomplete or late stock order. See "The Subscription, Best
                                 Efforts and Underwritten Offerings."

DETERMINATION OF OFFERING
PRICE.........................   We determined the offering price per share and
                                 the total number of shares offered based upon a valuation of MICOA, which was prepared by RP
                                 Financial, LC, in accordance with the
                                 requirements of the Michigan Insurance Code.
                                 Based upon this valuation, the price per share ranges from $13.00 per share at the minimum to $18.00 per share at the maximum, and $15.50 per share at the appraised midpoint value. The same price will be paid in the subscription and best efforts offerings. If the offering price in the underwritten offering is below the offering price in the subscription and best efforts offerings, the difference will be refunded to subscribers in those offerings. For additional details, see "The Conversion -- Stock Price and
                                 Number of Shares to be Issued in the
                                 Offerings."

TERMINATION OF THE
OFFERINGS.....................   We have the right to terminate the offerings
                                 and not consummate the conversion. If we terminate the offerings, your money will be promptly refunded, without interest.

                                DIVIDEND POLICY

     We do not currently intend to pay dividends to shareholders of APCapital. Moreover, the payment of any dividends from the insurance subsidiaries to APCapital is subject to a number of regulatory conditions intended to protect policyholders. These are described under "Business -- Insurance Regulatory Matters."

                                USE OF PROCEEDS

     We will use 50% of the money we collect from the offerings to make a capital contribution to MICOA in exchange for its stock. The remainder will be used for financing future acquisitions and for general corporate purposes which may include, without limitation, making additional contributions to our subsidiaries. For additional details, see "Use of Proceeds."

                           RELATED PARTY TRANSACTIONS

     In October 1999, MICOA purchased all of the stock of Stratton-Cheeseman Management Company, the company that managed our operations since 1975. Stratton-Cheeseman Management Company was 95% owned by William Cheeseman, who is our president and chief executive officer and a member of our board of directors. In addition, Mr. Cheeseman owns 71.25% of SCW Agency Group, Inc., an insurance agency which acts as our agent in Michigan, Kentucky, Florida, and Nevada for medical professional liability insurance. SCW Agency Group, Inc. has historically accounted for a significant portion of our medical professional liability insurance sales and our total insurance sales. These transactions and relationships are described in "Certain Transactions."

     The above information is a summary of what we believe is the most important material for you to know about the subscription and best efforts offerings. Because it is a summary, it does not contain all the information that may be important to you. To understand the offerings fully, you should carefully read this entire document. As used in this prospectus, unless otherwise stated, when we refer to "premiums" we are referring to our net premiums written.

                                  RISK FACTORS

     An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. Any of the risks described below could result in a significant or material adverse effect on our business, financial condition or results of operations, and a corresponding decline in the market price of our common stock. You should carefully consider the risk factors and other information in this prospectus prior to making an investment decision regarding the common stock.

COMPANY RISKS

IF WE ESTABLISH INADEQUATE LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES, OR IF THEY DEVELOP LESS FAVORABLY THAN IN THE PAST, OUR PROFITABILITY MAY DECLINE.

     We maintain accounting reserves to cover amounts we estimate we will need to pay policyholders for insured losses, called loss reserves, and for the expenses we expect to incur to settle policyholder claims, called loss adjustment expense, or LAE, reserves. These estimates are based on assumptions related to the cost of settling such claims based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity, judicial theories of liability and legislative activity. Determining the appropriate level of these reserves is an inherently uncertain process and we cannot assure you that our actual losses will not exceed our reserves. If we experience greater than expected severity or frequency of claims, there is a risk that currently established reserves will prove inadequate. Inflationary pressure may also affect the adequacy of reserves. Although our reported earnings in recent years have been increased by favorable development on prior year loss reserves, continued favorable development is not certain. If our reserves are too low and we have to increase them, the adjustment will reduce income during the period in which the adjustment is made and may cause the common stock's market price to fall.

MEDICAL PROFESSIONAL LIABILITY CLAIMS CAN RESULT IN SUBSTANTIAL JURY AWARDS.

     Claims against medical professionals often involve serious injury or even death of the claimant. As a result, jury awards can often be significant. Although we believe we have adequate reinsurance in place and our contractual exposure is legally limited to our policy limits, our loss could exceed our policy limits due to the imposition of extra-contractual liability. A significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserve amount. In most of our major market states, some form of tort reform has been passed or is under consideration which sets certain limits on jury awards. However, should these measures fail or be overturned, significant increases in jury awards and claim settlements could result.

IF COMPETITIVE OR OTHER CONDITIONS CHANGE, OUR REVENUES MAY DECREASE OR OUR EXPENSES MAY INCREASE SO THAT OUR BUSINESS IS NO LONGER PROFITABLE.

     Many factors influence the financial results in the sectors in which we compete. These factors include, among other things, changes in severity and frequency of claims, changes in applicable law, regulatory reform, changes in judicial attitudes toward liability claims, and changes in inflation, interest rates and general economic conditions. Our earnings could be adversely affected by competitive changes affecting rates or other aspects of the lines of the insurance business in which we operate to a greater extent than if our business was further diversified. Our profitability could also be affected significantly by cyclical factors in the insurance industry, such as changing buying patterns and fluctuations in interest rates.

     In the medical professional liability insurance industry, for example, the availability of insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions, sometimes referred to as a soft insurance market, followed by periods of capital shortage and lesser competition. In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels.

OUR PROFITABILITY COULD BE ADVERSELY AFFECTED BY CHANGES IN THE HEALTH CARE INDUSTRY.

     Continued major changes to the United States health care system could dramatically affect the need for MICOA's insurance coverage. In the past several years, managed care has negatively impacted physicians' ability to conduct a traditional medical practice. As a result, many physicians have joined or affiliated with managed care organizations, health care delivery systems or practice management organizations. Larger health care systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies, reducing the size of premiums paid to, and the number of customers buying coverage from, insurers like us. This consolidation has reduced the role of our traditional customers, the physician and the small medical group, in medical professional liability insurance purchasing decisions. Significant reductions in provider reimbursement from third-party payors, or other negative events in the health care industry, could also affect a health professional's ability to pay adequate premiums.

WE MAY BE UNABLE TO OBTAIN ADEQUATE AND AFFORDABLE REINSURANCE COVERAGE FROM CREDITWORTHY REINSURERS, WHICH WOULD INCREASE THE RISK BORNE BY MICOA AND RESTRICT MICOA'S ABILITY TO INSURE LARGE RISKS.

     Reinsurance is an insurance company's practice of giving up, or ceding, part of an insurance premium under an insurance policy to another insurance company in exchange for its agreement to reimburse part of the liability arising under the related insurance policy. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The amount and cost of reinsurance available to us is subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon our ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. There can be no assurance that we will continue to be able to obtain reinsurance or that the losses we experience will be within the coverage limits of our reinsurance. Further, we are subject to credit risk with respect to our reinsurers because reinsurance does not relieve us of liability to our insureds for the risks ceded to reinsurers. A significant reinsurer's inability or refusal to make payment under the terms of a reinsurance agreement could have a material adverse effect on our profitability.

THE CONCENTRATION OF MICOA'S BUSINESS IN MICHIGAN LEAVES IT VULNERABLE TO VARIOUS FACTORS SPECIFIC TO THAT STATE.

     In 1999, approximately 37% of MICOA's total direct premiums written were generated in Michigan. This concentration means that MICOA's revenues and profitability depend heavily on the prevailing regulatory, economic and other conditions in Michigan. Among the factors we are vulnerable to are a decrease in the number of medical practices or an increase in the number or amount of damage awards in Michigan.

IF ACTIONS RELATING TO THE CONVERSION ARE LEGALLY CHALLENGED, THE CONVERSION MAY BE DELAYED OR WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

     Although the statutory period for legally challenging the validity of the Michigan Insurance Commissioner's decision approving our plan of conversion will have expired before the conversion becomes effective and the offerings are completed, a suit could be brought challenging actions taken or proposed to be taken under the plan of conversion or actions taken that fail to comply with the business plan we submitted as part of the plan of conversion. Such a suit could result in substantial uncertainty relating to the terms and effectiveness of the plan of conversion, and a substantial period of time might be required to reach a final resolution of such suit. In the event of such a challenge, we may determine not to complete the conversion, or we may determine to complete the conversion despite the risk of an adverse outcome. An adverse outcome could include significant money damages or an injunction prohibiting us from effecting the plan of conversion or fully implementing our business plan. Any such outcome could have a material adverse effect on our financial position and results of operations and on the market price of the common stock.

APCAPITAL DOES NOT CURRENTLY INTEND TO PAY DIVIDENDS AND, AS A RESULT OF OUR HOLDING COMPANY STRUCTURE, APCAPITAL'S ABILITY TO PAY DIVIDENDS IN THE FUTURE MAY BE LIMITED.

     Following the conversion, APCapital will be an insurance holding company and is not expected to have significant operations of its own. The assets of APCapital will initially consist of the stock of MICOA and its affiliates and a portion of the proceeds from the offerings described in this prospectus. APCapital will depend principally on the receipt of dividends from its operating subsidiaries to satisfy its financial obligations and APCapital therefore will be dependent upon the results of operations of those companies. In addition, the laws of Michigan and the states in which MICOA's other insurance operations are domiciled impose limits on how and when those companies can pay dividends to shareholders. Although we do not currently intend to pay dividends to shareholders of APCapital, our ability to commence the payment of such dividends in the future might be limited.

YOUR RIGHT TO THE ASSETS OF APCAPITAL'S SUBSIDIARIES WILL BE VERY LIMITED IF THEY BECOME INSOLVENT.

     If any of APCapital's subsidiaries become insolvent, your right to a distribution of assets in any insolvency proceeding will be very limited. Neither APCapital nor its shareholders will have any right to proceed directly against the assets of APCapital's insurance company subsidiaries or to cause their liquidation under federal or state bankruptcy laws. Under the Michigan Insurance Code and other state insurance laws, policyholders and other creditors of an insurance company are entitled to payment in full in an insolvency proceeding before shareholders become entitled to receive any distribution. See "Business -- Insurance Regulatory Matters." Similarly, in any liquidation or insolvency proceeding involving APCapital's non-insurance company subsidiaries, APCapital and its shareholders would generally be subordinated to the rights of creditors in such proceeding.

ALTHOUGH OUR STRATEGY FOR GROWTH INCLUDES EXPANSION AND DIVERSIFICATION OF OUR INSURANCE PRODUCTS AND GEOGRAPHIC OPERATIONS, THERE IS NO ASSURANCE THAT THIS STRATEGY WILL BE SUCCESSFUL.

     Part of our strategic plan is to expand and diversify our products and operations to meet the financial insurance needs of physicians and related health care providers. We plan to achieve this goal through the development and marketing of ancillary financial service products to an expanded customer base. In addition, we plan to expand our geographic reach beyond the 14 states where we currently write insurance coverage. We may, however, experience delays, regulatory impediments and other complications in implementing our expansion and diversification strategy that could reduce our profitability and could ultimately cause the strategy to fail.

OUR CURRENT RELATIONSHIP WITH MEDICAL ASSOCIATIONS AND PHYSICIANS MAY NOT CONTINUE.

     MICOA was organized in 1975 under the sponsorship of the Michigan State Medical Society and has received their endorsement, and is currently endorsed by several other medical societies. MICOA relies on its relationship with physicians and medical associations in marketing its policies in competition with commercial insurance companies and physician-owned companies. There can be no assurance that we will be able to maintain these endorsements and relationships. The loss of these endorsements and relationships could adversely affect our ability to compete.

OUR INSURANCE PREMIUMS ARE HIGHLY DEPENDENT ON A THIRD-PARTY DISTRIBUTION RELATIONSHIP.

     MICOA markets its products through approximately 300 independent agents in 14 states. However, one agent, which is controlled by our president and chief executive officer, has accounted for approximately 59% of our total medical professional liability insurance premiums over the past three years. Until January 2000, this agency had the exclusive right to market our medical professional liability insurance in Michigan and Kentucky in exchange for enhanced service and commission rates that were lower than prevailing market rates. As of January 2000, the contract was modified to remove the exclusivity and to modestly increase commission rates. There can be no assurance that our relationship with this agent will continue in its current form. An interruption in our relationship with this agent, or a material adverse change in the commission rates charged by this agent could significantly reduce our medical professional liability insurance premiums and our net income.

WE MAY NOT BE ABLE TO IMPLEMENT OUR STRATEGY OF SUCCESSFULLY COMPLETING FUTURE ACQUISITIONS, AND COMPLETED ACQUISITIONS MAY LEAD TO UNEXPECTED LIABILITIES.

     Our business strategy calls for growth through strategic acquisitions to strengthen and expand our operating and marketing capabilities. The full benefits of these acquisitions require integration of administrative, financial, sales, claims and marketing approaches and personnel. If we are unable to successfully integrate these acquisitions, we may not realize the benefits of the acquisitions, and our financial results may be negatively affected. A completed acquisition may adversely affect our financial condition and reporting results, including our capital requirements and the accounting treatment of these acquisitions. Completed acquisitions may also lead to significant unexpected liabilities after the consummation of these acquisitions.

WE MAY BE UNABLE TO RETAIN PERSONNEL WHO ARE KEY TO OUR BUSINESS.

     MICOA has been operated since its inception by our president and chief executive officer, William B. Cheeseman. If Mr. Cheeseman is unable to continue his role with us for any reason, our financial performance could be adversely affected. The success of our business is also dependent, to a large extent, on our ability to attract and retain key employees, in particular our senior management team. Competition for such people is intense. Other than our executive officers, our employees are generally not subject to employment contracts or non-compete arrangements.

IF WE FAIL TO COMPLY WITH INSURANCE INDUSTRY REGULATIONS, OR IF THOSE REGULATIONS BECOME MORE BURDENSOME TO US, WE MAY NOT BE ABLE TO OPERATE PROFITABLY.

     We are regulated primarily by the OFIS with respect to many aspects of our business and financial condition. We are also subject to various accounting and financial requirements established by the other states in which we operate, as well as the National Association of Insurance Commissioners, including approval of price increases for our insurance products. Failure to comply with these requirements could result in consequences ranging from a regulatory examination to a regulatory takeover, which would make our business less profitable. In addition, insurance laws and regulations could change or additional restrictions could be imposed which are more burdensome to us and which would make our business less profitable. Because these laws and regulations are for the protection of policyholders, any changes may not be in your best interest as a shareholder.

A REDUCTION IN OUR A.M. BEST RATING COULD ADVERSELY AFFECT OUR OPERATIONS.

     Ratings assigned by A.M. Best Company, Inc. are based upon factors which concern policyholders. Ratings provide both industry participants and insurance consumers meaningful information on specific insurance companies. Higher ratings generally indicate financial stability and a strong ability to pay claims. We have an A.M. Best rating of "A-" (Excellent). If our rating is reduced, it could weaken our competitive position and impair our ability to market and sell our products.

CHANGES IN PREVAILING INTEREST RATES MAY REDUCE OUR REVENUES, CASH FLOWS OR ASSETS.

     We have invested a significant portion of our investment portfolio in fixed income securities. In recent years, we have earned our investment income primarily from interest income on this portfolio. Lower interest rates could reduce the return on our investment portfolio and the amount of this income if we must reinvest at rates below those we have on securities currently in our portfolio. The reduced investment income could also reduce our cash flows. Higher interest rates could reduce the market value of our fixed income investments. See "Business -- Investments."

COMMON STOCK RISKS

YOU MAY FIND IT DIFFICULT TO SELL YOUR STOCK IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP.

     This is the first time APCapital has issued common stock, so no market currently exists for our shares. We are applying to list our stock on the Nasdaq National Market because the companies listed on it are usually followed by market analysts and the investment community, making it more likely that an active trading market will develop. Although we anticipate satisfying all of the requirements for listing, satisfaction of certain of those conditions is beyond our control and will depend on the number of policyholders who participate in the subscription offering, the number of participants in the best efforts offering and the total number of shares which are sold.

     Even if our stock is listed on the Nasdaq, an active trading market may not develop and the stock may not be followed by market analysts or the investment community. This may reduce the amount of market activity in our stock and make it more difficult for you to sell your stock. See "Market for the Common Stock."

APPLICABLE LAW AND VARIOUS PROVISIONS IN OUR ARTICLES AND BYLAWS WILL PREVENT OR DISCOURAGE UNSOLICITED ATTEMPTS TO ACQUIRE APCAPITAL WHICH YOU MAY BELIEVE ARE IN YOUR BEST INTERESTS OR WHICH MIGHT RESULT IN A SUBSTANTIAL PROFIT TO YOU.

     APCapital is subject to provisions of Michigan corporate and insurance law which have the effect of impeding a change of control by requiring prior approval of a change of control transaction by the OFIS and the board of directors. In addition, APCapital's articles and bylaws include provisions which: (1) allow for the issuance of "blank check" preferred stock without further shareholder approval; (2) set high vote requirements for certain amendments to the articles and bylaws; (3) establish a staggered board; (4) limit the ability of shareholders to call special meetings; and (5) require unanimity for shareholder action taken without a meeting. These provisions may discourage a takeover attempt which you consider to be in your best interests or in which you would receive a substantial premium over the then-current market price. In addition, approval by the OFIS of a change of control transaction may be withheld even if the transaction would be in the shareholders' best interests if it determines that the transaction would be detrimental to policyholders. As a result, you may not have an opportunity to participate in such a transaction. See "Description of Capital Stock -- Restrictions on Acquisition of and Business Combinations by APCapital" and "-- Provisions of Articles of Incorporation and Bylaws -- Anti-Takeover Effects."

WE MAY NOT BE ABLE TO COMPLETE THE OFFERINGS WITHIN OUR ANTICIPATED TIME FRAME.

     APCapital expects to complete the offerings within the time periods indicated in this prospectus. Nevertheless, it is possible that adverse market, economic or regulatory conditions or other factors could delay the completion of the offerings, and result in increased costs in completing the offerings. In addition, we may cancel or rescind the offerings at any time in our sole discretion; accordingly, you may not be able to purchase shares for which you have subscribed.

THE INTERNAL REVENUE SERVICE MAY ASSERT THAT POLICYHOLDERS HAVE TAXABLE GAIN UPON RECEIPT OF SUBSCRIPTION RIGHTS.

     MICOA has received a letter from RP Financial, LC stating its belief that the subscription rights have no fair market value. Applying this conclusion in connection with the opinion received from PricewaterhouseCoopers LLP, policyholders should not recognize a gain upon receipt of subscription rights. However, the federal tax consequences of the receipt, exercise and lapse of subscription rights is uncertain and it is possible that the Internal Revenue Service would assert, and that a court would sustain, the position that policyholders have taxable gain upon the receipt of subscription rights.

                                 THE CONVERSION

     In the following section, we provide a summary of the conversion and of the plan of conversion. The following is only a summary and is qualified by reference to the actual terms of the plan of conversion. A copy of the plan of conversion has been filed as an exhibit to the registration statement of which this prospectus is a part.

PLAN OF CONVERSION

     The conversion of MICOA into a company owned by shareholders is governed by the Michigan Insurance Code and our plan of conversion. The plan of conversion
was approved by the OFIS on              , 2000 and was unanimously approved by
MICOA's board of directors on June 28, 2000. Before the offerings and the conversion can be completed, the plan of conversion must also be approved by at least two-thirds of the votes cast by policyholders at a special meeting of
policyholders to be held on              , 2000. You are entitled to vote at the
meeting and participate in the subscription offering only if you were a policyholder of MICOA itself on June 28, 2000. Once policyholders have approved the plan of conversion, the conversion will be completed and become effective when we file MICOA's revised articles of incorporation with the OFIS. Effective upon the conversion, MICOA will change its name to American Physicians Assurance Corporation.

REASONS FOR THE CONVERSION

     The board decided to proceed with the conversion in order to:

     - increase our surplus, thereby strengthening policyholder protection;

     - provide greater flexibility for future product line expansion and geographic diversification;

     - enhance operational flexibility and improve financial capability to compete more effectively with other insurance companies and other types of financial services organizations;

     - support future strategic transactions, including potential acquisitions;

     - create the ability to use APCapital stock, in addition to cash, as consideration for strategic acquisitions;

     - enhance our access to public capital markets; and

     - permit us to attract, motivate and retain highly qualified employees through the use of stock-based compensation programs.

INTERPRETATION AND AMENDMENT OF THE PLAN OF CONVERSION

     The board of directors of MICOA has the exclusive authority to interpret and apply the provisions of the plan of conversion to particular facts and circumstances and to make all determinations necessary or desirable to implement the plan of conversion. The plan of conversion states that any interpretation or determination made by the board in good faith and based on the information that was reasonably available will be final, conclusive and binding. The plan of conversion also states that neither MICOA nor its directors, officers, employees or agents will be liable to any person in connection with any such interpretation or determination. The plan of conversion may only be amended, withdrawn or terminated by the affirmative vote of not less than two-thirds of the directors of MICOA then in office and approval of the OFIS.

STOCK PRICE AND NUMBER OF SHARES TO BE ISSUED IN THE OFFERINGS

     THE ESTIMATED VALUATION RANGE. The Michigan Insurance Code requires that the aggregate value of shares offered be consistent with an independent appraisal of the estimated pro forma market value of APCapital immediately following the conversion of MICOA. In this regard, MICOA retained RP Financial, LC to make this valuation. RP Financial is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for insurance companies undertaking a conversion to stock form. RP Financial's fees for preparing the original appraisal, including one update to the original if requested by MICOA, is $75,000 plus reimbursement for out-of-pocket expenses. RP Financial may also receive additional fees for the preparation of updates to the original appraisal in the event that more than one update is required, in the amount of $5,000 per update, plus reimbursement for out-of-pocket expenses incurred in the preparation of such updates. Also, RP Financial will receive additional fees for assistance in preparing various related documents, and such fees are anticipated to not exceed $10,000 plus reimbursement of out-of-pocket expenses.

     MICOA has also agreed to indemnify RP Financial, and any of its employees who act for or on behalf of RP Financial in connection with the appraisal, against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by MICOA to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

     The valuation letter was based on a review of internal estimations and a comparison of MICOA's performance relative to medical professional liability insurance company and workers' compensation insurance company averages and a peer group of representative publicly-owned medical professional liability insurance companies and workers' compensation insurance companies. In preparing the valuation letter, RP Financial assumed that the financial and statistical information provided by MICOA was accurate and complete. RP Financial did not independently verify the financial statements and other information provided by MICOA or value independently the assets and liabilities of MICOA. The valuation letter considers MICOA as a going concern only and is not an indication of the liquidation value of MICOA.

     On the basis of the foregoing, RP Financial advised APCapital and MICOA that in its opinion, as of June 20, 2000, the estimated pro forma market value of the APCapital common stock ranged from a minimum of $130.0 million to a maximum of $180.0 million, with a midpoint of $155.0 million. As the board of directors of MICOA determined that the number of shares of common stock to be sold is 10 million shares, the price per share is in a range from $13.00 per share at the minimum to $18.00 per shares at the maximum. If market conditions, MICOA's financial condition or other factors considered in the valuation letter change, we may request that RP Financial prepare an update to the original valuation letter, which may result in a change in the midpoint valuation and the resulting valuation range. No assurances, however, can be made that APCapital will receive orders for common stock in excess of the minimum of the estimated offering range.

     RP FINANCIAL'S VALUATION IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING THESE SHARES. RP FINANCIAL DID NOT INDEPENDENTLY VERIFY THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY MICOA, N OR DID RP FINANCIAL VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF MICOA. THE VALUATION C ONSIDERS MICOA AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS A N INDICATION OF THE LIQUIDATION VALUE OF MICOA. MOREOVER, BECAUSE THIS VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE

GIVEN THAT PERSONS PURCHASING COMMON STOCK IN THE OFFERINGS WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES AT OR ABOVE THE PURCHASE PRICE OR I N THE RANGE OF THE VALUATION DESCRIBED ABOVE.

     A copy of the valuation letter of RP Financial has been filed as an exhibit to the registration statement of which this prospectus is a part. Any subsequent valuation letter will also be filed as an exhibit to the registration statement.

     THE OFFERING RANGE. Under the plan of conversion, we are offering 10 million shares of common stock over a price range based on our appraised value and the resulting range of value. In accordance with the RP Financial valuation letter, the price per share in the subscription and best efforts offerings is within the valuation range of $13.00 per share to $18.00 per share. In the event of a full exercise of the underwriters' over-allotment provision, we would issue an additional 15% of the total number of shares offered in the underwritten offering, or up to 1.5 million shares, at the offering price per share.

     THE UNDERWRITTEN OFFERING PRICE. The price for the shares sold in the underwritten offering, if such offering occurs, will be determined by negotiations between us and the underwriters in the underwritten offering. The price will be based on then-existing market conditions, prices for the stock of comparable companies that are publicly traded and other factors that are customarily considered in determining an initial underwritten offering price. If the purchase price per share for the shares sold in the underwritten offering is less than the price paid in the subscription offering and the best efforts offering, we will issue you a refund equal to the difference in the per share prices multiplied by the number of shares for which you subscribed. In the unlikely event that the offering price per share in the underwritten offering is more than the price paid in the subscription offering and best efforts offering, you will not have to pay any more for your shares and we will not adjust the number of shares of APCapital stock issued to you. See "Federal Income Tax Consequences" for a discussion of possible tax implications if this should occur.

MANAGEMENT PURCHASES IN THE SUBSCRIPTION OFFERING

     The plan of conversion limits the aggregate number of shares that officers and directors may buy up to 3% of the shares being offered in the subscription offering, or 300,000 shares. Individual officers and directors may buy from a
minimum of 100 shares to a maximum of                shares. In determining
whether the maximum purchase amount has been reached, an individual officer's or director's purchase will be aggregated with purchases by the following associates of the officer or director:

     - entities other than APCapital, MICOA or their subsidiaries of which the officer or director is an officer, partner or beneficial owner of at least 10% of any class of equity securities;

     - any trust or other estate in which the officer or director has a substantial beneficial interest or as to which the officer or director serves as trustee or in a similar fiduciary capacity;

     - any relative or spouse of the officer or director, or any relative of such spouse, who has the same home as the officer or director; and

     - any person who is insured under the same group insurance policy as the officer or director.

No officer or director is considered an associate of any other officer or director.

     If officers and directors buy fewer than 300,000 shares, the remaining shares will be available for policyholders to purchase and, if not purchased by policyholders, the shares may be purchased in the best efforts or underwritten offerings. Shares purchased by officers and directors may not be sold until the one year anniversary of the completion of the conversion. See "Ownership of Common Stock" for a table describing intended purchases by officers and directors in the subscription offering.

                         THE SUBSCRIPTION, BEST EFFORTS
                           AND UNDERWRITTEN OFFERINGS

     We are offering for sale 10 million shares of the common stock of APCapital in the subscription, best efforts and underwritten offerings. In this section we provide certain information regarding eligibility to participate, how to buy stock, and the minimum and maximum amount of stock you can buy in the subscription and best efforts offerings, and certain other information about the subscription, best efforts and underwritten offerings.

ELIGIBILITY TO PARTICIPATE IN THE SUBSCRIPTION AND BEST EFFORTS OFFERINGS

     THE SUBSCRIPTION OFFERING. Ninety-seven percent of the shares being offered in the subscription offering are being offered to eligible policyholders. Eligible policyholders are named policyholders on insurance policies issued by MICOA and in force as of June 28, 2000. Three percent of the shares being offered in the subscription offering are being offered to officers and directors of APCapital and MICOA. The shares of common stock in the subscription offering are being offered through subscription rights. A subscription right is a right to purchase APCapital common stock. You are prohibited by law from transferring your subscription right or agreeing to transfer the common stock you intend to purchase if you decide to exercise your subscription right. If you violate this prohibition, your subscription right will be terminated.

     THE BEST EFFORTS OFFERING. Concurrent with the subscription offering, we are also offering shares of common stock in a best efforts offering. The following persons may be eligible to participate in the best efforts offering:

     - people who were named policyholders of insurance policies issued by MICOA in the three years preceding June 28, 2000 and were not policyholders on June 28, 2000;

     - named policyholders of MICOA insurance policies who bought their insurance after June 28, 2000;

     - named policyholders of insurance issued by MICOA's subsidiaries as of June 28, 2000;

     - people insured pursuant to certificates of insurance under policies issued by MICOA or its subsidiaries within the three years preceding June 28, 2000;

     - the Michigan State Medical Society, Michigan Osteopathic Association, Kentucky Medical Association and New Mexico Medical Society, and each of their subsidiaries;

     - licensed insurance agents with an agency contract with MICOA or its subsidiaries, as reflected on the books and records of MICOA and its subsidiaries; and

     - employees of APCapital, MICOA and their subsidiaries who are not eligible to participate in the subscription offering.

The availability of common stock for purchase in the best efforts offering is subject to the prior rights of the participants in the subscription offering. Therefore, best efforts offering participants will only be able to buy shares of common stock if policyholders, officers and directors buy less than the maximum number of shares in the subscription offering. In addition, we reserve the right, in our sole and absolute discretion, to determine which orders, if any, to accept in the best efforts offering. We can accept or reject any such order for any reason or for no reason. Shares are being sold in the best efforts offering at the same price as the shares in the subscription offering.

     MICOA has selected ABN AMRO Incorporated as its lead advisor with respect to the conversion and the offerings and has selected Sandler O'Neill & Partners, L.P. as its co-advisor with respect to such matters. In addition, ABN AMRO Incorporated and Sandler O'Neill have been selected as placement agents for the subscription and the best efforts offerings. ABN AMRO Incorporated and Sandler O'Neill each will receive fees in connection with their respective roles, in the
aggregate maximum amounts of up to $          and $          , respectively.

HOW TO PURCHASE COMMON STOCK IN THE SUBSCRIPTION AND BEST EFFORTS OFFERINGS

     To buy common stock in the subscription or best efforts offerings, sign and complete the enclosed stock order form and send it to us with your payment, in
the envelope provided for "Stock Reply," to           no later than           ,
2000. Payment may be made by check or money order payable to           . Until
the conversion is completed, your payment will be held in an escrow account with
          . If the conversion is completed, your payment will be released to APCapital. If the conversion is terminated and not completed, or if we exercise our discretion to reject your offer to purchase stock in the best efforts offering, your payment will be returned to you promptly after the termination without interest. Any interest accrued on your funds will be retained by us to help defray the costs of the conversion.

     We will not honor your subscription if your stock order form:

     - is not returned to us before 5:00 p.m. Eastern Time, on              ,
       2000;

     - is not properly completed and signed; or

     - is not accompanied by payment in full for the shares you intend to purchase.

We will return any rejected subscriptions. Alternatively, we may decide to waive any irregularity relating to a stock order form or ask you to correct any errors in your subscription by a specified date.

     Once submitted, you cannot revoke your subscription without our consent. If you want to revoke your subscription, you must submit to us, at the address set forth above, a written request for a waiver that describes the circumstances upon which your request is based. The grant of any such waiver will be in our sole discretion.

MINIMUM AND MAXIMUM PURCHASES IN THE SUBSCRIPTION AND BEST EFFORTS OFFERINGS

     If you decide to buy any shares in the subscription or best efforts offering, and are eligible to participate in the offerings, the minimum number of shares you may buy in the offering in which you are participating is 100 and the maximum number of shares you may buy, regardless of the number of policies
owned, is                shares. For purposes of determining whether the maximum
purchase amount has been reached, the purchases by each eligible participant will be aggregated with the purchases of the affiliates and associates of such participant or persons acting in concert with the participant. In addition, the total purchases of each best efforts participant, together with such participant's affiliates and associates, or by a group of persons acting in concert in the best efforts offering, may not exceed a maximum of five percent of the number of shares offered in the offerings.

     A participant's "affiliates and associates" means the following:

     - persons that, directly or indirectly, through one or more intermediaries, control, or are controlled by, or are under common control with, the participant;

     - entities other than APCapital, MICOA or their subsidiaries of which the participant is an officer, partner or beneficial owner of at least 10% of any class of equity securities;

     - any trust or other estate in which the participant has a substantial beneficial interest or as to which the participant serves as trustee or in a similar fiduciary capacity;

     - any relative or spouse of the participant, or any relative of such spouse, who has the same home as the participant; and

     - any person who is insured under the same insurance policy as the participant.

Persons "acting in concert" means a group of persons who either (1) knowingly participate in a joint activity or interdependent conscious parallel action toward the common goal of acquiring APCapital shares, whether or not pursuant to an express agreement, or (2) combine or pool voting or other interests in APCapital shares for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement.

     Fractional shares will not be sold in the subscription or best efforts offering.

RULES FOR OVERSUBSCRIPTION IN THE SUBSCRIPTION AND BEST EFFORTS OFFERINGS

     THE SUBSCRIPTION OFFERING. A total of 9.7 million shares have been reserved for eligible policyholders in the subscription offering. A total of 300,000 shares have been reserved for officers and directors in the subscription offering. If officers and directors buy fewer than 300,000 shares, the remaining shares will be available for eligible policyholders to purchase.

     In the event of an oversubscription in the subscription offering by eligible policyholders, shares will first be allocated among the participating policyholders so as to permit each policyholder participating in the offering to buy 100 shares. Any remaining shares will be allocated among the participating policyholders in the proportion in which the total amount of direct premiums earned by MICOA within the previous three full calendar years prior to June 28, 2000 with respect to each such policyholder for all policies issued to that policyholder and in force on June 28, 2000 bears to the total amount of direct premiums earned by MICOA for policies issued to all participating policyholders for the same three years.

     In the event of an oversubscription in the subscription offering by officers and directors, shares will be allocated among the participating officers and directors on a pro rata basis, but in no event resulting in: (1) a reduction in the total amount of subscriptions by a total amount greater than the total number of shares by which the officers and directors are oversubscribed; or (2) a reduction in subscriptions by any individual officer or director to less than 100 shares.

     THE BEST EFFORTS OFFERING. If all of the shares of common stock that we can sell are not purchased in the subscription offering, it is our intention to sell shares to eligible participants in a best efforts offering. However, there is no specific amount of shares set aside for the best efforts offering and we reserve the right, in our sole and absolute discretion, to determine the number of shares we would sell in the best efforts offering. In addition, we reserve the right, in our sole and absolute discretion, to determine which orders, if any, to accept in the best efforts offering. In the event of an oversubscription in the best efforts offering, the number of shares subscribed for by the participant with the largest subscription will be reduced, to the extent necessary, to the number of shares which have been subscribed for by the participant with the second largest subscription, the second largest subscription will be reduced to the number of shares which have been subscribed for by the participant with the third largest subscription and so on until there is no longer an oversubscription.

THE FIRM COMMITMENT UNDERWRITTEN OFFERING

     If all of the shares of common stock that we can sell are not purchased in the subscription offering and the best efforts offering, we may sell the remaining shares to the general public in a firm commitment underwritten offering, in our sole and absolute discretion, unless the number of remaining shares do not warrant such an offering. The underwritten offering will begin after the date on which order forms for purchased shares in the subscription offering and the best efforts offering are due.

     ABN AMRO Incorporated has been selected to be the lead underwriter and sole book running manager in the underwritten offering, and Sandler O'Neill has been selected to be a co-manager. An underwriting agreement regarding the underwritten offering will not be executed, however, until the periods for subscribing in the subscription and best efforts offerings have expired.

     If there is an underwritten offering, we will pay the underwriters compensation for the shares sold in the underwritten offering in an amount that will be negotiated between us and the underwriters. For the purpose of covering over-allotments, we also have the ability to grant the underwriters the option to purchase, for 30 days after the completion of the underwritten offering, additional common stock in an aggregate amount not to exceed 15% of the total number of shares offered in the underwritten offering. The price for the shares purchased through the over-allotment option will be the price for the shares sold in the underwritten offering, less an underwriting discount. We will also agree to indemnify the underwriters against certain liabilities and expenses they may incur in their role as underwriter, including liabilities under federal securities laws.

DELIVERY OF CERTIFICATES

     We will deliver stock certificates to subscribers promptly after completion of the subscription, best efforts and underwritten offerings. Until certificates for the common stock are available and delivered to subscribers, subscribers may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock will have commenced. You may experience a substantial delay between the date you subscribe for shares and the date you actually receive the shares.

LIMITATION ON ACQUISITION OF STOCK

     No person or group of persons acting in concert is permitted to acquire, through the subscription offering, the best efforts offering, the underwritten offering or subsequent purchases in the market, more than 5% of the shares of APCapital until the fifth anniversary of the effective date of the plan of conversion, except with approval of the OFIS.

UNDERSUBSCRIPTION

     If we believe the aggregate offering proceeds would be less than $130.0 million, the minimum value in the valuation range, we may cancel all of the offerings, terminate the plan of conversion and promptly return your funds to you, without interest. Alternatively, in consultation with the OFIS, we may establish a new valuation range for our common stock, and extend, reopen or hold new offerings with stock prices based on the new valuation range, or take such other action as may be authorized by the OFIS. In the event that we extend, reopen or hold new offerings, you will be resolicited and given the opportunity to either buy common stock at the new purchase price or have your money returned to you, without interest.

                                USE OF PROCEEDS

     The amount of proceeds available to APCapital from the sale of common stock will depend upon the total number of shares of common stock actually sold in the offerings and the price received for such shares.

     APCapital intends to contribute approximately 50% of the net proceeds from the offerings to MICOA in exchange for all of the capital stock of MICOA to be issued in the conversion. APCapital will retain the balance of the net proceeds from the offerings for financing future acquisitions and for general corporate purposes, which may include, without limitation, additional contributions to our subsidiaries.

     The net proceeds paid to MICOA will be used for general operating purposes and will become part of its capital, thereby expanding underwriting capacity and permitting further diversification of its business. See "Pro Forma Data."

     Set forth below are the estimated net proceeds to APCapital, assuming the sale of 10,000,000 shares of common stock at the minimum, midpoint and maximum of the subscription offering range and the sale of an additional 1,500,000 shares upon the exercise of the underwriters' over-allotment option, and the expected uses of proceeds by APCapital and MICOA. Actual offering expenses may vary from those shown on the table.

     We expect that the net proceeds from the sale of the minimum number of shares of common stock in the offering will be sufficient to satisfy our working capital needs for the foreseeable future.

                                                                                 WITH OVER-
                                   MINIMUM OF    MIDPOINT OF    MAXIMUM OF    ALLOTMENT OPTION
                                   $13.00 PER    $15.50 PER     $18.00 PER     AT $18.00 PER
                                     SHARE          SHARE         SHARE           SHARE(A)
                                   ----------    -----------    ----------    ----------------
                                                     (DOLLARS IN THOUSANDS)
Gross proceeds of offering.......   $130,000      $155,000       $180,000         $207,000
  Less offering expenses.........      7,800         9,300         10,800           12,420
                                    --------      --------       --------         --------
Net proceeds to APCapital........   $122,200      $145,700       $169,200         $194,580
                                    ========      ========       ========         ========
Use of proceeds by APCapital
  Capital retained by
     APCapital...................   $ 61,100      $ 72,850       $ 84,600         $ 97,290
  Capital contribution to MICOA
     in exchange for MICOA
     stock.......................     61,100        72,850         84,600           97,290
                                    --------      --------       --------         --------
                                    $122,200      $145,700       $169,200         $194,580
                                    ========      ========       ========         ========

-------------------------
(a) Figures in this column assume that no shares are sold in the subscription and best efforts offerings, that the underwriters are granted an option to purchase an additional 15% of the shares to be sold in the underwritten offering to cover over-allotments, and that the over-allotment option is exercised in full. While not shown in this table, it is also possible that the underwriters would be granted an over-allotment option if the final offering price is less than $18.00 per share, or in the event that shares are sold in the subscription or best efforts offerings. As a result, it is possible that gross proceeds, assuming that the over-allotment option is exercised in full, would be less than $207 million and could be within the $130 million to $180 million valuation range. See "The Subscription, Best Efforts and Underwritten Offerings -- The Firm Commitment Underwritten Offering."

                                 CAPITALIZATION

     The following table sets forth information regarding the historical capitalization of MICOA at March 31, 2000 and the pro forma consolidated capitalization of APCapital giving effect to the sale of 10,000,000 shares of common stock at the minimum, midpoint and maximum of the offering price based upon the assumptions set forth under "Use of Proceeds," and the sale of an additional 1,500,000 shares upon exercise of the underwriters' over-allotment option. For additional financial information, see the consolidated financial statements and related notes appearing elsewhere in this document and the information under "Pro Forma Data."

                                                              PRO FORMA CONSOLIDATED
                                                           CAPITALIZATION OF APCAPITAL
                                                --------------------------------------------------
                                 HISTORICAL                                             WITH OVER-
                                CONSOLIDATED                                            ALLOTMENT
                               CAPITALIZATION   MINIMUM OF   MIDPOINT OF   MAXIMUM OF   OPTION AT
                                OF MICOA AT     $13.00 PER   $15.50 PER    $18.00 PER   $18.00 PER
                               MARCH 31, 2000     SHARE         SHARE        SHARE       SHARE(A)
                               --------------   ----------   -----------   ----------   ----------
                                                     (DOLLARS IN THOUSANDS)
Borrowed funds...............     $  7,485       $  7,485     $  7,485      $  7,485     $  7,485
Shareholders' equity:
  Common stock, no par value
     per share: authorized --
     50,000,000 shares;
     shares to be
     outstanding -- as
     shown(b)................           --        126,750      151,125       175,500      200,880
Retained earnings............      216,240        215,168      214,962       214,755      214,755
Accumulated other
  comprehensive income.......       (5,197)        (5,197)      (5,197)       (5,197)      (5,197)
Unearned compensation --
  restricted stock awards....           --         (1,931)      (2,302)       (2,673)      (2,673)
                                  --------       --------     --------      --------     --------
     Total shareholders'
       equity................     $211,043       $334,790     $358,588      $382,385     $407,765
                                  ========       ========     ========      ========     ========

-------------------------

(a) Figures in this column assume that no shares are sold in the subscription and best efforts offerings, that the underwriters are granted an option to purchase an additional 15% of the shares to be sold in the underwritten offering to cover over-allotments, and that the over-allotment option is exercised in full. While not shown in this table, it is also possible that the underwriters would be granted an over-allotment option if the final offering price is less than $18.00 per share, or in the event that shares are sold in the subscription or best efforts offerings. As a result, it is possible that gross proceeds, assuming that the over-allotment option is exercised in full, would be less than $207 million and could be within the $130 million to $180 million valuation range. See "The Subscription, Best Efforts and Underwritten Offerings -- The Firm Commitment Underwritten Offering."

(b) Common stock values represent the sale of 10 million shares (11.5 million shares assuming exercise of the over-allotment option) and the issuance of 350,000 shares of restricted stock, at the respective per share values, less estimated offering expenses.

                                DIVIDEND POLICY

     We currently intend to retain all of our earnings, if any, rather than pay dividends to shareholders. APCapital may, however, pay cash dividends on the common stock in the future at times determined by the board of directors and when legally allowed. Payment of dividends by APCapital may be contingent on the receipt of dividends from its subsidiaries. The payment of dividends by APCapital's insurance subsidiaries is subject to limitations imposed by applicable law. See "Business -- Insurance Regulatory Matters."

                          MARKET FOR THE COMMON STOCK

     APCapital has never issued any capital stock. Consequently, there is no established market for the common stock. APCapital is applying to have the common stock approved for quotation on the Nasdaq National Market under the
symbol "               " upon completion of the conversion. Approval of the
application to list the shares is subject to the satisfaction of various conditions, including a minimum number of public shareholders and a minimum number and value of shares held by persons other than officers and directors of APCapital and its subsidiaries. Although we expect to meet these conditions, failure to qualify for listing on the Nasdaq National Market may have an adverse effect on the marketability of the common stock after the conversion.

     We expect several firms to be willing to act as market makers for the common stock upon completion of the conversion, subject to market conditions and compliance with applicable laws and regulatory requirements. The development of a public market having the desirable characteristics of depth, liquidity and orderliness, however, depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither APCapital nor any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the common stock will develop, or if one develops, that it will continue. Furthermore, there can be no assurance that purchasers will be able to resell their shares of common stock at or above the purchase price after the conversion or that the market makers will continue for any specified time to act as such.

                                 PRO FORMA DATA

     The unaudited pro forma data presented below for APCapital gives effect to:
(1) the conversion; (2) the sale of shares of common stock in the subscription and best efforts offerings; (3) the sale of shares of common stock in the underwritten offering; (4) the effect of the award of restricted shares; and (5) the application of the estimated net proceeds from the offering as set forth in "Use of Proceeds," as if the conversion and the offerings had occurred as of January 1, 1999.

     THE PRO FORMA INFORMATION IS BASED ON AVAILABLE INFORMATION AND ON ASSUMPTIONS WE BELIEVE ARE REASONABLE. THE PRO FORMA INFORMATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF OUR CONSOLIDATED FINANCIAL POSITION OR OUR CONSOLIDATED RESULTS OF OPERATIONS HAD THESE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED AND DOES NOT IN ANY WAY REPRESENT A PROJECTION OR FORECAST OF OUR CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

     The pro forma information should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this prospectus, and with the other information included in this prospectus including the information set forth under "The Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                                                AT OR FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                                             -----------------------------------------------------
                                                             10,000,000    10,000,000    10,000,000
                                                             SHARES SOLD   SHARES SOLD   SHARES SOLD   11,500,000
                                                              AT $13.00     AT $15.50     AT $18.00    SHARES SOLD
                                                              PER SHARE     PER SHARE     PER SHARE     AT $18.00
                                                               MINIMUM      MIDPOINT       MAXIMUM      PER SHARE
                                                               OF THE        OF THE        OF THE        MAXIMUM
                                                                RANGE         RANGE         RANGE      AS ADJUSTED
                                                             -----------   -----------   -----------   -----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Gross proceeds.............................................   $130,000      $155,000      $180,000      $207,000
Less: Offering expenses (a)................................      7,800         9,300        10,800        12,420
                                                              --------      --------      --------      --------
  Estimated net proceeds...................................   $122,200      $145,700      $169,200      $194,580
                                                              ========      ========      ========      ========
CONSOLIDATED NET INCOME
  Historical...............................................   $  2,407      $  2,407      $  2,407      $  2,407
  Pro forma compensation expense -- restricted stock awards
    (b)....................................................       (295)         (352)         (409)         (409)
                                                              ========      ========      ========      ========
    Pro forma net income...................................   $  2,112      $  2,055      $  1,998      $  1,998
                                                              ========      ========      ========      ========
CONSOLIDATED NET INCOME PER SHARE
  Historical...............................................   $   0.23      $   0.23      $   0.23      $   0.20
  Pro forma compensation stock plan........................      (0.03)        (0.03)        (0.04)        (0.03)
                                                              --------      --------      --------      --------
    Pro forma net income per share (e).....................   $   0.20      $   0.20      $   0.19      $   0.17
                                                              ========      ========      ========      ========
  Weighted average number of shares of common stock
    outstanding............................................     10,350        10,350        10,350        11,850
Offering price as a multiple of pro forma net earnings per
  share....................................................       16.3x         19.4x         23.7x         26.5x
                                                              ========      ========      ========      ========
STOCKHOLDERS' EQUITY
  Historical...............................................   $211,043      $211,043      $211,043      $211,043
  Estimated net proceeds...................................    122,200       145,700       169,200       194,580
  Tax benefit of stock compensation awards (c).............      1,547         1,845         2,142         2,142
                                                              --------      --------      --------      --------
    Pro forma stockholders' equity.........................   $334,790      $358,588      $382,385      $407,765
                                                              ========      ========      ========      ========
    Pro forma tangible stockholders' equity................   $316,563      $340,361      $364,158      $389,538
                                                              ========      ========      ========      ========
STOCKHOLDERS' EQUITY PER SHARE
  Historical...............................................   $  20.39      $  20.39      $  20.39      $  17.81
  Estimated net proceeds...................................      11.81         14.08         16.35         16.42
  Tax benefit of stock compensation awards.................       0.15          0.18          0.21          0.18
                                                              --------      --------      --------      --------
    Pro forma stockholders' equity per share...............   $  32.35      $  34.65      $  36.95      $  34.41
                                                              ========      ========      ========      ========
    Pro forma tangible stockholders' equity per share......   $  30.59      $  32.89      $  35.18      $  32.87
                                                              ========      ========      ========      ========
Offering price as a percentage of pro forma stockholders'
  equity per share.........................................      40.19%        44.73%        48.71%        52.31%
Offering price as a percentage of pro forma tangible
  stockholders' equity per share...........................      42.50%        47.13%        51.17%        54.76%

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1999
                                                        -------------------------------------------------------
                                                        10,000,000     10,000,000    10,000,000     11,500,000
                                                        SHARES SOLD   SHARES SOLD    SHARES SOLD   SHARES SOLD
                                                         AT $13.00     AT $15.50      AT $18.00     AT $18.00
                                                         PER SHARE     PER SHARE      PER SHARE     PER SHARE
                                                        (MINIMUM OF   (MIDPOINT OF   (MAXIMUM OF     (MAXIMUM
                                                        THE RANGE)     THE RANGE)    THE RANGE)    AS ADJUSTED)
                                                        -----------   ------------   -----------   ------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Gross proceeds........................................   $130,000       $155,000      $180,000       $207,000
Less: Offering expenses (a)...........................      7,800          9,300        10,800         12,420
                                                         --------       --------      --------       --------
    Estimated net proceeds............................   $122,200       $145,700      $169,200       $194,580
                                                         ========       ========      ========       ========
CONSOLIDATED NET INCOME
  Historical..........................................   $ 33,730       $ 33,730      $ 33,730       $ 33,730
  Pro forma compensation expense -- restricted stock
    awards (b)........................................     (1,180)        (1,407)       (1,634)        (1,634)
                                                         --------       --------      --------       --------
    Pro forma net income..............................   $ 32,550       $ 32,323      $ 32,096       $ 32,096
                                                         ========       ========      ========       ========
CONSOLIDATED NET INCOME PER SHARE
  Historical..........................................   $   3.26       $   3.26      $   3.26       $   2.85
  Pro forma compensation expense -- restricted
    stock awards......................................      (0.11)         (0.14)        (0.16)         (0.14)
                                                         --------       --------      --------       --------
    Pro forma net income per share (d)................   $   3.15       $   3.12      $   3.10       $   2.71
                                                         ========       ========      ========       ========
Weighted average number of shares of common stock
  outstanding.........................................     10,350         10,350        10,350         11,850
                                                         ========       ========      ========       ========
Offering price as a multiple of pro forma net earnings
  per share...........................................       4.13x          4.97x         5.81x          6.64x
                                                         ========       ========      ========       ========

                       NOTES TO UNAUDITED PRO FORMA DATA

(a) Expenses are estimated to approximate 6 percent of the gross proceeds from the offerings, based on varying commission rates for total shares issued and other transaction expenses.

(b) In accordance with the stock compensation plan, APCapital intends to issue 300,000 shares of restricted stock to executive officers, directors and other members of senior management at the date of conversion. 25% of these awards will vest upon issuance and will be recorded as a one-time charge to earnings, and accordingly, have no impact on pro forma net income; the remaining shares vest over the next three years. The pro forma net income has been adjusted to recognize the expense associated with the first year vesting in accordance with the plan, net of federal income tax impact at 34%. The pro forma adjustment is computed based on the award of 300,000 shares, of which 25% vest immediately. Compensation expense for the remaining 225,000 shares is determined by considering the following: (1) 75,000 shares vest in year 1 and are earned in year 1; (2) 75,000 shares vest in year 2 and are earned evenly in years 1 and 2; and (c) 75,000 shares vest in year 3 and are earned evenly in years 1, 2 and 3. Compensation expense related to the awarded shares is determined by multiplying total shares earned by the offering price per share, net of federal income taxes at 34%. No pro forma effect has been given to the issuance of stock options in connection with the stock compensation plan. APCapital intends to grant options for its shares at the closing date of the conversion with an exercise price equal to the fair value (the offering price) at the date of grant.

(c) APCapital intends to issue 50,000 shares of restricted stock to MICOA's 401(k) plan for the accounts of its employees at the date of conversion. This transaction will be recorded as a one-time charge to earnings and, accordingly, there is no impact on pro forma net income. The increase in pro forma stockholder's equity reflects the tax benefit, at 34%, of the expense relating to these stock awards, along with the stock awards discussed in Note (b). The pro forma adjustment is computed by multiplying the 50,000 shares by the per share offering price, and determining the tax benefit at 34%.

(d) Pro forma net income for the year ended December 31, 1999, does not include an assumption for interest earnings on the net new investable funds available as a result of the offerings. If interest is earned at a 6.28 percent rate, equal to the one year U.S. Treasury Bill rate as of March 31, 2000, pro forma net income would have increased an additional $5.1 million, $6.0 million, $7.0 million and $8.1 million, net of federal income taxes at 34% at the minimum, midpoint, maximum and maximum as adjusted points of the range, respectively, and net income per share would have been $3.63, $3.71, $3.78 and $3.39 at the minimum, midpoint, maximum and maximum as adjusted points of the range, respectively.

(e) Pro forma net income for the three months ended March 31, 2000, does not include an assumption for interest earnings on the net new investable funds available as a result of the offerings. If interest is earned at a 6.28 percent rate, equal to the one year U. S. Treasury Bill rate as of March 31, 2000, net income would have increased an additional $1.3 million, $1.5 million, $1.8 million and $2.0 million net of federal income taxes at 34%, at the minimum, midpoint, maximum and maximum as adjusted points of the range, respectively, and net income per share would have been $0.33, $0.34, $0.36 and $0.32 at the minimum, midpoint, maximum and maximum as adjusted points of the range, respectively.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth certain selected historical consolidated financial data. The selected income statement data for each of the three years ended December 31, 1999 and balance sheet data as of December 31, 1999 and 1998 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus (the "Consolidated Financial Statements"). The selected income statement data for each of the years ended December 31, 1996 and 1995 and balance sheet data as of December 31, 1997, 1996, and 1995 have been derived from our audited consolidated financial statements not included herein. The selected income statement data for the three months ended March 31, 2000 and 1999 and balance sheet data as of March 31, 2000 and March 31, 1999 and have been derived from our unaudited interim consolidated financial statements included in this prospectus. All unaudited interim consolidated financial data presented in the tables below reflect all adjustments (consisting of normal, recurring accruals) necessary for a fair presentation of our consolidated financial position and results of operations for such periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year. The following selected historical consolidated financial data has been prepared in accordance with GAAP, except that the combined statutory data presented below has been prepared in accordance with applicable statutory accounting practices and was taken from our annual statements filed with insurance regulatory authorities.

     The following is a summary, and in order to fully understand our consolidated financial data, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. In particular, those other sections of this prospectus contain information about the adoption of GAAP accounting standards and transactions affecting comparability of results of operations between periods that are not included in this summary.

                                        AT OR FOR THE
                                        QUARTER ENDED                         AT OR FOR THE
                                          MARCH 31,                      YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       2000       1999       1999       1998     1997(A)    1996(A)      1995
                                     --------   --------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
REVENUE DATA:
  Direct premiums written..........  $ 50,832   $ 45,255   $189,647   $160,305   $129,593   $118,839   $ 91,519
  Net premiums written.............    46,210     39,459    158,029    147,801    110,776    100,478     80,534
                                     ========   ========   ========   ========   ========   ========   ========
  Net premiums earned..............  $ 42,254   $ 35,292   $148,656   $136,995   $106,764   $ 97,597   $ 82,029
  Investment income................     8,285      7,544     30,539     29,451     28,817     28,725     27,054
  Realized gains...................       743        471      1,850      9,540      1,687        956        846
  Other income.....................       174        433      6,111      2,041      1,415      4,507        968
                                     --------   --------   --------   --------   --------   --------   --------
    Total revenues.................    51,456     43,740    187,156    178,027    138,683    131,785    110,897
LOSSES AND EXPENSES:
  Losses and loss adjustment
    expenses(b)....................    36,106     32,384    130,949    122,053     88,418     52,996     61,790
  Underwriting expenses............    10,225      9,377     39,229     38,054     30,798     22,503     16,815
  Investment expense...............       859        960      3,283      2,943      2,283      3,652      3,684
  Interest expense.................       193        139        565        791        343        325         --
  Amortization expense.............       582        323      1,177        906        183         61         --
  Other expense....................       (67)       195      1,983        816        780      1,137         15
                                     --------   --------   --------   --------   --------   --------   --------
    Total expenses.................    47,898     43,378    177,186    165,563    122,805     80,674     82,304
                                     --------   --------   --------   --------   --------   --------   --------
Income from operations before
  federal income taxes.............     3,558        362      9,970     12,464     15,878     51,111     28,593
Federal income taxes(c)............     1,151       (229)   (23,760)     3,400      4,829     16,300      8,846
                                     --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  change in accounting principle...     2,407        591     33,730      9,064     11,049     34,811     19,747
Cumulative effect of change in
  accounting principle(b)..........        --         --         --         --         --    (20,542)        --
                                     --------   --------   --------   --------   --------   --------   --------
Net income(c)......................  $  2,407   $    591   $ 33,730   $  9,064   $ 11,049   $ 14,269   $ 19,747
                                     ========   ========   ========   ========   ========   ========   ========
SELECTED BALANCE SHEET DATA:
  Total cash and investments.......  $568,379   $541,082   $541,894   $548,665   $521,469   $494,198   $443,791
  Total assets.....................   792,658    714,629    794,390    715,596    677,529    644,052    547,354
  Total liabilities................   581,615    529,068    585,604    526,844    501,137    486,468    396,825
  Total surplus....................   211,043    185,561    208,786    188,752    176,392    157,584    150,529
GAAP RATIOS:
  Loss ratio(b)....................      85.4%      91.8%      88.1%      89.1%      82.8%      54.3%      75.3%
  Underwriting expense ratio.......      24.2       26.6       26.4       27.8       28.8       23.1       20.5
  Combined ratio...................     109.6      118.4      114.5      116.9      111.6       77.4       95.8
  Operating ratio..................      92.1       99.7       96.1       97.5       86.8       51.7       67.3
STATUTORY DATA:
  Loss ratio.......................      85.0%      89.9%      88.0%      89.4%      82.8%      85.3%      75.3%
  Underwritten expense ratio.......      24.4       29.2       29.2       27.0       28.0       24.3       22.4
  Combined ratio...................     109.4      119.1      117.2      116.4      110.8      109.6       97.7
  Surplus..........................  $182,937   $142,305   $179,829   $144,541   $133,715   $125,883   $116,931
  Ratio of net written premium to
    statutory surplus..............     1.01x      1.11x      0.88x      1.02x      0.83x      0.80x      0.69x

-------------------------

 (a) MICOA acquired Kentucky Medical Insurance Company in 1996 in a transaction accounted for under the purchase method of accounting. MICOA's mergers with New Mexico Physicians Mutual Insurance Company and State Mutual Insurance Company in 1997 were accounted for under the pooling method of accounting.

 (b) Losses and loss adjustment expenses for 1996 excludes discontinuation of loss reserve discounting which is reported as a cumulative effect of a change in accounting principle.

 (c) Operating results in 1999 include the effects of a one-time settlement with the Internal Revenue Service. Without this settlement, net income in 1999 would have been approximately $4.6 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the consolidated results of operations and financial condition of MICOA should be read in conjunction with the selected consolidated financial and operating data and consolidated financial statements and related notes included elsewhere in this prospectus.

GENERAL

     The financial statements and data presented in the prospectus have been prepared in accordance with generally accepted accounting principles, or GAAP, unless otherwise noted. GAAP differs from statutory accounting practices used by regulatory authorities in their oversight responsibilities of insurance companies. See Note 16 to the consolidated financial statements for a reconciliation of MICOA's net income and equity between GAAP and statutory accounting bases. Discussed below are selected key financial concepts.

     PREMIUM INCOME. Direct premiums written represent the amounts billed to policyholders. Direct premiums written are adjusted for premiums ceded to reinsurers or assumed from other insurers. Premiums ceded to reinsurers represent the cost to MICOA of reducing MICOA's exposure to losses by transferring agreed upon insurance risks to reinsurers through a reinsurance contract or "treaty." Net premiums written are earned evenly over the period in which coverage is provided.

     The balance sheet item "premiums received in advance" represents those premiums collected on policies prior to their renewal dates. Unearned premiums represent premiums billed but not yet fully earned at the end of the reporting period. Premiums receivable represent annual billed premiums which have not yet been collected.

     LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES. Loss and LAE reserves are estimates of future payments for reported and unreported claims and related expenses of adjusting claims with respect to insured events that have occurred. The change in these reserves from year to year is reflected as an increase or decrease to MICOA's loss and LAE on the income statement. Loss and LAE reserves are established based on an estimate of these future payments as reflected in MICOA's past experience with similar cases and historical trends involving claim payment patterns. Other factors that modify past experience are also considered in setting these reserves, including court decisions, economic conditions, current trends in losses, and inflation. Reserving for claims is a complex and uncertain process, requiring the use of informed estimates and judgments. Although MICOA follows a practice of conservatively estimating its future payments relating to losses incurred, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience.

     Losses and LAE reserve liabilities as stated on the balance sheet are reported gross before recovery from reinsurers for the portion of the claims covered under the reinsurance program, and an asset is established for expected reinsurance recoverables. Losses and LAE expenses as stated on the income statement are reported net of reinsurance recoverables.

     REINSURANCE. MICOA manages its exposure to individual claim losses, annual aggregate losses, and LAE through its reinsurance program. The use of reinsurance is customary practice in the industry. It allows MICOA to obtain indemnification against a specified portion of losses associated with insurance policies it has underwritten by entering into a reinsurance agreement with other insurance enterprises or reinsurers. MICOA pays or cedes part of its policyholder premium to the reinsurers. The reinsurers in return agree to reimburse MICOA for a specified portion of any claims covered under the reinsurance contract. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve MICOA of its direct liability to its insureds.

DESCRIPTION OF RATIOS ANALYZED

     In the analysis of our results that follows, we refer to various financial ratios that investors use to analyze and compare the results of insurance companies. These ratios include:

     - LOSS RATIO -- This ratio compares our losses and loss adjustment expenses to our net premiums earned and indicates how much we expect to pay to policyholders for claims and related settlement expenses compared to the amount of premiums we earn. The lower the percentage, the more profitable our insurance business is, all else being equal.

     - UNDERWRITING EXPENSE RATIO -- This ratio compares our expenses to obtain new business and renew existing business plus normal operating expenses to our net premiums earned and is used to measure how efficient we are at obtaining business and operating the company. The lower the percentage, the more efficient we are, all else being equal. Sometimes, however, a higher underwriting expense can result in better business and improve our loss ratio and overall profitability.

     - COMBINED RATIO -- This ratio compares the sum of our underwriting expense ratio and our loss ratio. The lower the percentage, the more profitable our insurance business is. This ratio excludes the effects of investment income.

     - OPERATING RATIO -- This ratio equals the sum of losses and loss adjustment expense, plus policy acquisition and other underwriting expense, minus investment income, net of investment expense, divided by net premiums earned. If the percentage is less than 100%, our insurance operations are profitable.

     The statutory ratios will differ from the GAAP ratios as a result of differences in accounting between GAAP and the statutory basis of accounting, along with differences in classification of certain losses and other expenses. Additionally, the denominator for the underwriting expense ratio for GAAP is net premiums earned, versus net premiums written for statutory ratios.

SUMMARY PREMIUM VOLUME AND KEY RATIOS BY PRODUCT AND MAJOR MARKET:

                            FOR THE QUARTER ENDED MARCH 31,               FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------   ------------------------------------------------------
                                2000              1999               1999               1998               1997
                           ---------------   ---------------   ----------------   ----------------   ----------------
                                     % OF              % OF               % OF               % OF               % OF
                           AMOUNT    TOTAL   AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
                                                             (DOLLARS IN THOUSANDS)
Direct premiums written:
  Medical professional
    liability
    Michigan.............  $ 6,117    12.0%  $ 5,905    13.0%  $ 46,626    24.6%  $ 49,403    30.8%  $ 49,004    37.8%
    Kentucky.............   11,433    22.5    12,654    28.0     19,857    10.5     19,224    12.0     17,414    13.4
    Ohio.................    3,604     7.1     4,989    11.0     18,744     9.9     17,369    10.8     10,464     8.1
    Illinois.............    3,548     7.0     3,171     7.0     14,385     7.6      8,610     5.4      3,468     2.7
    Florida..............    3,530     6.9     2,000     4.4     13,857     7.3      6,894     4.3         --     0.0
    New Mexico...........    2,063     4.1     1,932     4.3      7,763     4.1      8,351     5.2      8,523     6.6
    Other................      448     0.9       143     0.3      1,645     0.8        387     0.3        170     0.1
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
      Total medical
         professional
         liability.......  $30,743    60.5%  $30,794    68.0%  $122,877    64.8%  $110,238    68.8%  $ 89,043    68.7%
  Workers' compensation
    Minnesota............    7,456    14.7%    5,993    13.2%    18,477     9.7%    15,794     9.8%    14,704    11.4%
    Michigan.............    1,956     3.8     2,016     4.5      7,903     4.2      7,521     4.7      4,423     3.4
    Indiana..............    1,670     3.3     1,380     3.0      6,340     3.3      5,786     3.6      5,381     4.2
    Iowa.................      287     0.6       113     0.3      3,340     1.8        933     0.6         15     0.0
    Kentucky.............      730     1.4       650     1.4      2,966     1.6      1,897     1.2        908     0.7
    Illinois.............      681     1.3       486     1.1      2,415     1.3      1,883     1.2        700     0.5
    Other................      385     0.8       301     0.7      1,710     0.9        828     0.5        113     0.1
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
      Total workers'
         compensation....  $13,165    25.9%  $10,939    24.2%  $ 43,151    22.8%  $ 34,642    21.6%  $ 26,244    20.3%
  Personal and
    commercial...........    3,835     7.5%    3,164     7.0%    13,669     7.2%    12,167     7.6%    13,272    10.2%
  Other..................    3,089     6.1       358     0.8      9,950     5.2      3,258     2.0      1,034     0.8
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
    Total................  $50,832   100.0%  $45,255   100.0%  $189,647   100.0%  $160,305   100.0%  $129,593   100.0%
                           =======   =====   =======   =====   ========   =====   ========   =====   ========   =====
Net premiums earned:
  Medical professional
    liability............  $26,297    62.2%  $24,075    68.2%  $ 96,323    64.8%    96,288    70.3%    70,486    66.0%
  Workers'
    compensation.........   10,927    25.9     8,084    22.9     36,758    24.7     30,001    21.9     22,942    21.5
  Personal and
    commercial...........    2,916     6.9%    2,326     6.6%    10,730     7.2%    10,244     7.5%    13,336    12.5%
  Other..................    2,114     5.0       807     2.3      4,845     3.3        462     0.3         --     0.0
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
    Total................  $42,254   100.0%  $35,292   100.0%  $148,656   100.0%  $136,995   100.0%  $106,764   100.0%
                           =======   =====   =======   =====   ========   =====   ========   =====   ========   =====

                            FOR THE QUARTER ENDED MARCH 31,               FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------   ------------------------------------------------------
                                2000              1999               1999               1998               1997
                           ---------------   ---------------   ----------------   ----------------   ----------------
                                     % OF              % OF               % OF               % OF               % OF
                           AMOUNT    TOTAL   AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL
                           -------   -----   -------   -----   --------   -----   --------   -----   --------   -----
                                                             (DOLLARS IN THOUSANDS)
Loss ratios:
  Medical professional
    liability............     92.2%             94.1%              86.5%              91.4%              83.7%
  Workers'
    compensation.........     81.1              83.0               79.5               80.7               78.7
  Personal and
    commercial...........     73.1              97.7               81.9               92.7               85.4
  Other..................     41.5              92.4              199.3               78.7                0.0
    Total................     85.4              91.8               88.1               89.1               82.8
Underwriting expense
  ratios:
  Medical professional
    liability............     19.2%             21.7%              22.2%              23.9%              27.9%
  Workers'
    compensation.........     29.1              38.5               33.5               35.9               33.0
  Personal and
    commercial...........     34.9              43.4               41.3               37.2               25.0
  Other..................     46.9               1.3               23.1               92.3                0.0
    Total................     24.2              26.6               26.4               27.8               28.8
Combined ratios:
  Medical professional
    liability............    111.4%            115.8%             108.7%             115.3%             111.6%
  Workers'
    compensation.........    110.2             121.5              113.0              116.6              111.7
  Personal and
    commercial...........    108.0             141.1              123.2              129.9              110.4
  Other..................     88.4              93.7              224.4              171.0                0.0
    Total................    109.6             118.4              114.5              116.9              111.6
Industry combined ratios
  (a):
  Medical professional
    liability............       --                --              124.5%             115.7%             107.9%
                                                               ========           ========           ========
  Workers'
    compensation.........       --                --              113.5%             107.6%             100.7%
                                                               ========           ========           ========

-------------------------
(a) Industry combined ratios are not available for quarterly periods.

OVERVIEW

     We are a leading provider of medical professional liability insurance coverage, writing in 13 states throughout the country. Based on direct premiums written as reported by A.M. Best Company, we are currently the leading writer in Michigan and Kentucky, and the second leading writer in New Mexico. This insurance coverage protects physicians and other health providers from claims filed against them for alleged acts of medical malpractice. Medical professional liability insurance represented 64.8% of our direct premiums written in 1999. We are also a writer of workers' compensation insurance in 11 states insuring a variety of business classes. In addition, we provide a limited amount of general personal and commercial coverage and participate in a small number of health insurance programs. Finally, we have begun to develop a financial services segment, which currently generates fee-based revenue for various consulting services.

     Our revenues are derived primarily from premiums charged for our insurance products, investment income and realized gains from our investment portfolio, and service fee income from asset management and other consulting services. Our expenses consist principally of indemnity payments on claims arising from our insurance products and related settlement expenses, policy acquisition costs, other underwriting and operating expenses, investment management fees, and premium and income taxes.

     Our profitability depends in large part upon: (1) the adequacy of our product pricing and risk selection, which is primarily a function of competitive conditions and our ability to assess and manage loss trends, (2) our ability to acquire and service the business underwritten by us in a cost-effective manner, and (3) the size of our investment portfolio and our ability to generate investment income from our portfolio.

     Our premium trends are affected by local market economic trends and the competitive environment. Prior to 1999, the overall "soft market" in medical professional liability resulted in significant price competition in almost all markets. In 1999, we began to see a reversal of this trend and an increase in premium rates. During 1999, we implemented rate increases in some of our major medical professional liability markets including a 17.4% increase in Kentucky, a 12.4% increase in Ohio and a 5.0% increase in Illinois. Further increases have been made in 2000, including a 17.9% increase in Florida, a 4.9% increase in Michigan, an 8.6% increase in New Mexico, a 7.1% increase in Kentucky and a 14.9% increase in Ohio. Workers' compensation insurance rates have been increased on average approximately 5% in 2000. Our premium volume is also impacted by management's ongoing strategic initiative to diversify both geographically and by product. Finally, we continuously evaluate premium rates and volumes to ensure the profitability of each market.

     Medical professional liability direct premiums written increased 11.5% to $122.9 million in 1999 and 24% to $110.2 million in 1998. Our original core book of business in Michigan has declined moderately to $46.6 million in 1999, from $49.4 million in 1998 and $49.0 million 1997. This decrease was caused by physician practice consolidation and price competition. Most of our growth has occurred in Illinois, Florida, and Ohio, which we entered with de novo operations rather than through acquisitions. We began providing medical professional liability insurance in Illinois in 1995 and this market has grown from $3.5 million in 1997 to $14.4 million in 1999, as we have established ourselves as a major and stable provider in this state. We were the fifth largest medical professional liability insurer in Illinois in 1999 in terms of direct premiums written as reported by A.M. Best Company. Our Florida operation began in 1998 with the employment of a small group of experienced medical professional liability insurance underwriters. With this local connection, our market presence has quickly and effectively grown from zero in 1997 to almost $14 million in 1999. We were the eleventh largest medical professional liability insurer in Florida in 1999. We entered Ohio in 1994 to take advantage of a competitive opportunity in that state. Our direct premiums written in Ohio increased from $10.5 million in 1997 to $18.7 million in 1999. We were the fifth largest medical professional liability insurer in Ohio in 1999.

     Our workers' compensation business has also experienced growth in recent years, with direct premiums written increasing 24.6% in 1999 to $43.2 million and 32% in 1998 to $34.6 million. Our major growth in direct premiums written in 1999 came from Minnesota ($18.5 million), Michigan ($7.9 million), Iowa ($3.3 million)and Kentucky ($3.0 million). Our workers' compensation business began in Minnesota in 1993 when we formed a strategic relationship with the Minnesota Independent Insurance Agents organization. We have since expanded our writings into contiguous states and those states where we already had a physical presence for medical professional liability. Workers' compensation insurance represented 22.8% of our business in 1999.

     Direct premiums written for personal and commercial business totaled $13.7 million in 1999, $12.2 million in 1998 and $13.3 million in 1997, as insurance provided to non-target market insureds was discontinued and replaced with physician-related policies. Personal and commercial insurance

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

represented 7.2% of our business in 1999. In 2000 we determined that the current volume of business could not sustain the expense load of this operation and have begun to phase out this line of business in its current form.

     Our health line of business has grown from $1.0 million in 1997 to $9.95 million (5.2% of total premiums) in 1999. The business strategy for this line of business has been the formation of strategic business relationships with major physician groups who desire to form their own preferred health provider organizations. We serve as the underwriter for these health programs, but then cede as much as 95% of the risk to health reinsurers, resulting in an average retention of 42%. However, due to the volatility of health losses and the inability to achieve a critical mass of health professionals and premiums, we have begun to discontinue the health operations. As some of these arrangements have one to three year commitments, 2000 premiums are expected to continue to grow. However, 2001 premiums are expected to be significantly less with little or no premiums thereafter.

     Our level of reinsurance participation varies by line of business and, in some cases, by geographic market. Approximately 18.4% of medical professional liability premiums were ceded in 1999 as a result of ceding 50% of our Florida business during its start-up phase. We expect to cede a more normal 12% of premium liability in 2000. We ceded approximately 4% of workers' compensation premiums, 17% of personal and commercial premiums and 50% of health premiums.

     Our incurred losses are impacted by the frequency and severity of our insured claims, the local judicial environment and corresponding jury awards, and state tort reform efforts.

     Our expenses consist primarily of policy acquisition costs, which include commissions, underwriting expenses and premium taxes. Expenses can vary greatly due to different commission rates and other distribution costs. In late 1999, we began a process of reengineering our operations to increase efficiencies and reduce costs. In November, we closed two small offices and restructured our professional staff. These events caused a $955,000 charge in 1999, but should result in annual expense reductions of approximately $2 million. The reengineering process will continue through 2000 as we complete a corporate-wide program to update processes and procedures. This project is being performed in conjunction with establishing a centralized customer service center or "call center" to facilitate faster response to customer calls and questions and increase professional staff effectiveness.

     Investment income is generated from the interest earned on our fixed income security portfolio and, to a lesser extent, rental income on real estate and dividends received on our equity portfolio. A major restructuring of the investment portfolio is being undertaken in 2000. We liquidated approximately 25% of our bond portfolio and shifted the proceeds into higher yield corporate securities with an "A" or better Standard & Poor's rating. Losses generated by these sales were offset by gains in our equity portfolio. We expect that these changes will increase our average investment yields by approximately 68 basis points. The investment portfolio restructuring will continue throughout 2000 as we further diversify our fixed income portfolio and take a more aggressive duration position.

     Realized gains and losses are generated from the sale of fixed income securities, equity securities and real-estate investments. It has been management's practice to allocate a portion (approximately 16%) of the portfolio to capital investment, generally equities and real estate, which generates appreciation and the ability to recognize gains in the future. The carrying value of the assets in the portfolio fluctuates due to market conditions. In 1999, we experienced a $27.5 million decline in the market value of the fixed income portfolio due to rising interest rates. While this decline in market value impacts the financial statement carrying value of the securities, it does not affect the ultimate collectibility of the securities.

     Our federal income tax rate tends to be lower than the statutory rate due to tax exempt interest earned on certain securities.

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

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     Direct premiums written increased $5.6 million, or 12.3%, to $50.8 million in the quarter ended March 31, 2000. Medical professional liability direct premiums written were $30.7 million for the first quarter of 2000, as compared to $30.8 million in the first quarter of 1999. Increases in Florida of $1.5 million, or 76.5%, and small increases in several other states were offset by decreases in Kentucky, down $1.2 million or 9.7%, and Ohio, down $1.4 million or 27.8%. The increase in Florida is due to our relatively new presence in this market coupled with our price increases. The decreases in Kentucky and Ohio are the result of our on-going efforts to re-underwrite each book of business periodically and eliminate unacceptable risks. We instituted substantial price increases in both states, which were more than offset by reductions in volume.

     Workers' compensation direct premiums written increased $2.2 million, or 20.3%, to $13.2 million for the three months ended March 31, 2000. The majority of this increase was in the Minnesota market, which was up $1.5 million, or 24.4%. The increase in workers' compensation direct premiums written resulted primarily from retroactive premium adjustments relating to audits of covered compensation, as well as selected rate increases.

     Personal and commercial lines direct premiums written increased $0.6 million, or 21.2%, to $3.8 million for the three months ended March 31, 2000. This increase reflects our efforts to market this line to health care related professionals. Health insurance direct premiums written increased $2.7 million to $3.1 million for the first quarter of 2000, as we were just beginning some of our health programs a year ago.

     Net premiums written increased by $6.8 million, or 17.1%, to $46.2 million for the three months ended March 31, 2000. This increase reflects the increase in direct premiums written and changes in our reinsurance program.

     In total, our loss ratio improved to 85.4% for the three months ended March 31, 2000 as compared to 91.8% for the three months ended March 31, 1999. Medical professional liability insurance losses and loss adjustment expenses increased $1.6 million, or 7.0%, to $24.2 million for the three months ended March 31, 2000. As a percentage of premiums earned, the medical professional liability insurance loss ratio decreased to 92.2% for the three months ended March 31, 2000, compared to 94.1% for the same period of 1999. This decrease was due primarily to an increase in Kentucky and Ohio premium rates, and an increase in favorable prior period reserve development in the first quarter of 2000. The increase in favorable prior year development reflects the better than expected loss reserve development in our new markets.

     Workers' compensation insurance losses and loss adjustment expenses increased $2.2 million, or 32.1%, to $8.9 million for the three months ended March 31, 2000. As a percentage of premiums earned, the workers' compensation insurance loss ratio decreased to 81.1% for the three months ended March 31, 2000, compared to 83.0% for the same period of 1999, primarily due to rate increases taken on January 1, 2000 in Minnesota and Michigan.

     Personal and commercial insurance losses and loss adjustment expenses decreased $142,000, or 6.2%, to $2.1 million for the three months ended March 31, 2000. As a percentage of premiums earned, the personal and commercial insurance loss ratio decreased to 73.1% for the three months ended March 31, 2000, compared to 97.7% for the same period of 1999, due primarily to a reduction in winter storm related losses from 1999 to 2000.

     We reported a 41.5% loss ratio in health insurance for the first quarter of 2000 as compared to 92.4% for the first quarter of 1999 due to very favorable medical loss results so far in 2000. We do not expect to sustain these favorable medical loss results, as we have experienced substantial volatility in these results in the past.

     The overall underwriting expense ratio improved to 24.2% in the first quarter of 2000 from 26.6% reported for the first quarter of 1999. Medical professional liability policy acquisition and underwriting expenses decreased $185,000, or 3.5%, to $5.0 million for the three months ended March 31, 2000. As a percentage of premiums earned, the medical professional liability underwriting expense ratio decreased to 19.2% for the three months ended March 31, 2000 from 21.7% for the same period of 1999. This decrease was due primarily to expense reduction measures that we began implementing in the fourth quarter of 1999.

     Workers' compensation underwriting expenses increased $64,000, or 2.1%, to $3.2 million for the three months ended March 31, 2000. As a percentage of premiums earned, the underwriting expense ratio decreased to 29.1% for the three months ended March 31, 2000, from 38.5% for the same period of 1999. This decrease was also due to the expense reduction measures that we began implementing in the fourth quarter of 1999, including the closing of our Indianapolis workers' compensation service office.

     Personal and commercial underwriting expenses were $1.0 million for the three months ended March 31, 2000 and for the same period of 1999. As a percentage of premiums earned, the underwriting expense ratio decreased to 34.9% for the three months ended March 31, 2000 from 43.4% in 1999. This decrease was due to specific expense reduction efforts for this line of business.

     Net investment income, excluding realized investment gains, increased $842,000 or 12.8%, to $7.4 million for the three months ended March 31, 2000. The increase reflects a higher amount of total investments and a shift of some of our portfolio from tax exempt securities to higher yielding taxable corporate securities. These results do not yet fully reflect the more recent restructuring of our fixed income portfolio. Net realized investment gains were $743,000 and $471,000 during the three month periods ended March 31, 2000 and 1999, respectively. See "Business -- Investments."

     We recorded $1.2 million in federal income tax expense for the three months ended March 31, 2000, compared to a $230,000 benefit in federal income taxes during the same period in 1999. The effective tax (benefit) rate was 32.3% for the three months ended March 31, 2000, compared to (63.2)% for the three months ended March 31, 1999. The large amount of tax exempt income included in our pretax income caused the effective tax benefit for the three months ended March 31, 1999.

RESULTS OF OPERATIONS -- 1999 COMPARED TO 1998

     Direct premiums written increased $29.3 million or 18.3% in 1999 to $189.6 million. This increase was generated by all product lines. Medical professional liability direct premiums written totaled $122.9 million in 1999, up $12.6 million or 11.5%. The largest growth was in Florida, up $7.0 million, or 101%, and Illinois, which was up $5.8 million, or 67%. The increase in both of these markets reflects the continued growth in relatively new markets entered into by MICOA. Our core Michigan business was down $2.8 million, or 5.6%, to $46.6 million, due to rate increases, price competition and physician practice consolidation. Workers' compensation direct premiums written were up $8.5 million or 24.6% to $43.2 million in 1999. Minnesota, Iowa, and Kentucky experienced the largest gains with increases of $2.7 million, $2.4 million, and $1.1 million, respectively. Minnesota's growth is an expansion of a long-term market, whereas Kentucky and Iowa are relatively new markets for MICOA. In addition, we took various rate increases, which impacted our 1999 premiums.

     Personal and commercial direct premiums written were up $1.5 million or 12.3% to $13.7 million as a result of rate increases and cross-selling to physicians. Health direct premiums written increased

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

$6.7 million or 205.4% to $9.9 million, as this was only our second full year of writing health premiums.

     On a net basis, premiums increased to $158.0 million, up $10.2 million or 6.9% from 1998. There are two primary reasons that the increase in net premiums written is so much lower than the increase in direct premiums written. First, there was an increase in the proportion of business from markets and products where we cede more premiums, principally Florida medical professional liability (50% ceded) and health insurance nationally (58% ceded). Second, there was a $5.1 million increase in ceded premiums in 1999 due to an unfavorable adjustment in the swing-rated reinsurance program resulting from prior year loss activity. This compares to a favorable adjustment in 1998 of $3.7 million, which reduced the 1998 ceded premium. Net premiums earned increased $11.7 million, or 8.5%, to $148.7 million. The difference in growth rate between net written and net earned premiums primarily reflected the timing of adding new premiums to the book of business.

     Losses and loss adjustment expenses increased $8.9 million, or 7.3%, to $130.9 million in 1999. The 1999 reported loss ratio was 88.1% as compared to 89.1% in 1998. The accident year loss ratio, which excludes the effects of prior year developments of loss reserves, was 101.7% in 1999 compared to 103.8% in 1998. We began to see a decline in both the calendar year reported loss ratio and the accident year loss ratio in 1999. These decreases are primarily the result of rate increases and a change in the mix of business. The reported loss ratio is lower than the accident year loss ratio for both years as a result of favorable development of prior year reserves. Our reported loss ratio has consistently been less than our accident year loss ratio due to the inherent uncertainty of medical professional liability claims and our conservative reserving philosophy. In the period of notice, claims are reserved based on our estimates of their potential outcome, given the nature and severity of the case. However, many of our claims have ultimately resulted in lower losses than initially estimated.

     When we enter a new market we tend to be conservative in establishing our reserves due to our limited history in the local court system. In addition, because we do not have sufficient company-specific data for projecting reserves, we utilize industry loss data in the applicable state to establish reserves for incurred but not reported claims. To the extent these assumptions prove to be different than our actual experience, subsequent reserve adjustments are necessary. The recent growth of our medical professional liability business into new markets has increased this subsequent reserve adjustment activity. It usually takes several years to determine the ultimate loss ratio for any given accident year.

     Our 1999 loss ratio was adversely affected by a $6 million reserve established for a specific health insurance arrangement, which has now been discontinued. See "Business -- Loss and Loss Adjustment Expense Reserves."

     On a line of business basis, the medical professional liability loss ratio for 1999 was 86.5% as compared to 91.4% for 1998. The medical professional liability loss ratio continued to benefit from favorable experience in our Michigan business and rate increases taken in several markets. The workers' compensation loss ratio was 79.5% in 1999 compared to 80.7% in 1998. The personal and commercial loss ratio was 81.9% and 92.7% in 1999 and 1998, respectively, and the health loss ratio was 199.3% and 78.7%, respectively. The 1999 health loss ratio was adversely affected by a one-time reserve establishment. Without this adjustment, the health loss ratio would have been 69.2%.

     Underwriting expenses increased $1.2 million or 3.1% in 1999 to $39.2 million. The underwriting expense ratio was 26.4% in 1999 as compared to 27.8% in 1998. The primary reason for the decrease in expense ratio from 1998 was our ability to control the rate of expense growth to an amount lower than our premium growth. Specifically, control over hiring new personnel, reduction in travel and other service expenses, and lower professional fees resulted in lower expenses. These savings were partially offset by $0.5 million of development costs relating to the ART initiative and MICOA Direct. See "Business -- Other Lines of Business and Services."

     Net investment income of $27.3 million in 1999 represented an increase of $0.8 million or 3.0% over the $26.5 million earned in 1998. The increase was the result of a larger invested portfolio. Our current return on investments, excluding changes in market value, was 5.59% in 1999 as compared to 5.64% in 1998. Investment income also included $1.1 million in 1999 from rental income on investment real estate.

     Realized gains were $1.8 million in 1999, down $7.7 million from 1998. The 1998 results were unusually large due to the transitioning of the equity portfolio to new investment managers. The new managers significantly restructured the portfolio, triggering a large amount of realized gains.

     Other income was $6.1 million in 1999, up $4.1 million from 1998. The 1999 amount includes $9.8 million of interest earned on a settlement with the Internal Revenue Service, less professional fees and other costs associated with the settlement of $3.9 million. Other income typically includes finance charge income from physician premium payment plans. Such income was offset by a higher level of receivable write-offs in 1999 versus 1998.

     Federal income taxes showed a credit of $23.7 million in 1999 versus an expense of $3.4 million in 1998. The credit was the result of a settlement with the Internal Revenue Service regarding the treatment of certain loss reserves on prior years' tax returns. The settlement included $25.3 million in taxes and $9.8 million in interest for a total of $35.1 million. After associated professional fees, other costs, and tax of $2.1 million on the interest component, the net impact was $29.1 million on 1999 operations. The effective tax rate without the impact of this settlement was approximately 15%, compared to 27% in 1998. The decrease in the effective tax rate was the result of more of our pre-tax income being generated from tax-exempt interest.

RESULTS OF OPERATIONS -- 1998 COMPARED TO 1997

     Direct premiums written increased to $160.3 million, up $30.7 million or 23.7% in 1998. Medical professional liability direct premiums written were $110.2 million, an increase of $21.2 million or 23.8% over 1997. The majority of this increase occurred in Ohio (up $6.9 million), Illinois (up $5.1 million) and Florida (up $6.9 million). The increase in Ohio was the result of market opportunities created by the failure of a large competitor. In Illinois, our activities moved from a start-up phase to more full-fledged operations. We began writing in Florida for the first time in 1998.

     Workers' compensation direct premiums written increased $8.4 million to $34.6 million in 1998, up 32% from 1997. Much of this increase was in Michigan, which was up $3.1 million due to the addition of more experienced home office personnel. Our Illinois (up $1.2 million), Minnesota (up $1.1 million) and Kentucky (up $1.0 million) operations also experienced growth in 1998.

     Personal and commercial direct premiums written dropped to $12.2 million in 1998, down $1.1 million or 8.3%. This was due to the continued restructuring of this business away from an agricultural focus. Health premiums were $3.3 million, up $2.2 million from 1997. 1998 was our first full year of operation in this line.

     Net premiums written were $147.8 million in 1998, up $37.0 million or 33.4%. The larger increase in net premiums versus direct premiums written was the result of $3.7 million in favorable ceded reinsurance premium adjustments received in 1998. Net premiums earned were $137.0 million in 1998, up $30.2 million, or 28.3%, from 1997, a smaller percentage increase than premiums written due to the timing of when policies were written during the year.

     Losses and loss adjustment expenses totaled $122.1 million in 1998, an increase of $33.6 million or 38.0%. Much of the increase was a result of the 28.3% increase in net premiums earned. However, while our accident year loss ratio was 103.8% in 1998, as compared to 104.4% in 1997, our reported loss ratio increased to 89.1% in 1998, compared to 82.8% in 1997.

     Our medical professional liability loss ratio increased to 91.4% in 1998 from 83.7% in 1997. This increase was typical in the medical professional liability insurance sector due to price competition and an increase in loss frequency and severity. Our recent growth and expansion into new markets added to this loss ratio increase. Our workers' compensation loss ratio was also up to 80.7% in 1998 from 78.7% in 1997, reflecting a weak pricing environment caused by softer market conditions in 1998. Our personal and commercial ratio was up to 92.7% in 1998 versus 85.4% in 1997. Both of these lines experienced increases due to normal fluctuations in loss activity. The first year of health business generated a loss ratio of 78.7%.

     Underwriting expenses increased $7.3 million to $38.1 million for 1998, an increase of 23.6% from 1997. This increase was more than accounted for by the 28.3% increase in net premiums earned and the corresponding increase in commissions. As a result, the underwriting ratio decreased to 27.8% in 1998 from 28.8% in 1997. This decrease was a function of the large amount of non-recurring merger and acquisition costs incurred in 1997.

     Our medical professional liability expense ratio decreased to 23.9% in 1998 from 27.9% in 1997. The 1997 expense ratio was unusually high due to merger and acquisition activity in 1997. Our workers' compensation expense ratio increased to 35.9% in 1998 from 33.0% in 1997. This increase was attributable to expansion in our workers' compensation book of business, where we increased writings by 32%. The personal and commercial expense ratio was 37.2% in 1998, up from the 25.0% in 1997. This increase was caused by the restructuring and the 23.2% reduction in this book of business as we moved away from our agricultural customer base. The 92.3% expense ratio for health was the result of start-up expenses for this line.

     Net investment income generated in 1998 totaled $26.5 million, the same net amount earned in 1997. The current yield, excluding changes in market value on our bond portfolio, went from 6.90% in 1997 to 5.44% in 1998. This decline in current yield, which was caused by a substantial decline in long-term interest rates in 1998, was offset by an increase in invested assets of $27.2 million. A significant portion of our portfolio was shifted to cash due to volatile interest rates. Overall, our total portfolio return decreased from 6.32% in 1997 to 5.64% in 1998.

     Net realized investment gains increased dramatically in 1998 to $9.5 million, up $7.9 million from 1997. Of this amount, $6.9 million of the gain was generated from our equity securities portfolio. In July 1998, we terminated our three previous investment managers and engaged three new managers. The new managers restructured the portfolio and sold approximately 50% of the securities previously held, thereby triggering the large gain.

     Federal income taxes were $3.4 million in 1998 as compared to $4.8 million in 1997. Our effective tax rate was 27.3% in 1998 and 30.4% in 1997. Our lower effective tax rate and fluctuations thereof are directly attributable to the level of tax-exempt interest generated by our bond portfolio.

LIQUIDITY AND CAPITAL RESOURCES

     APCAPITAL. APCapital is a holding company whose only material assets immediately after the conversion will be the capital stock of MICOA and its subsidiaries and 50% of the net proceeds from the offerings. APCapital intends to use these net proceeds to finance future acquisitions, and for general corporate purposes, which may include, without limitation, making additional contributions to our subsidiaries. APCapital's ongoing cash flow will consist primarily of dividends and other permissible payments from its subsidiaries and investment earnings on funds held. APCapital will depend upon such payments and income for funds for general corporate purposes. See "Use of Proceeds."

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

     The payment of dividends to APCapital by its insurance subsidiaries will be subject to limitations imposed by applicable law. For example, based upon the limitations imposed under the Michigan Holding Company Systems Act, the maximum amount available for payment of dividends to APCapital by MICOA at March 31, 2000 without the prior approval of regulatory authorities is approximately $18 million. The reorganization and conversion may change the amount available for the payment of dividends. MICOA's ability to pay dividends to APCapital is influenced by a variety of factors, including cyclical changes in the medical professional liability insurance market, MICOA's financial results, insurance regulatory changes, including changes in the limitations imposed by the Michigan Holding Company Systems Act on the payment of dividends by MICOA and changes in general economic conditions.

     MICOA. The primary sources of MICOA's liquidity, on both a short- and long-term basis, will be funds provided by insurance premiums collected, net investment income, recoveries from reinsurance and proceeds from the maturity or sale of invested assets. Funds are generally used to pay losses, loss adjustment expenses, operating expenses, reinsurance premiums and taxes. MICOA's net cash flow from operating activities was approximately $26.4 million for the first quarter of 2000 and $25.6 million for 1999.

     MICOA invests its positive cash flow from operations in both fixed maturity securities, including short-term investments, and equity securities. MICOA's investment strategy seeks to maximize after-tax income through a high quality, diversified, duration sensitive, taxable bond and tax-preferenced municipal bond portfolio, while maintaining an adequate level of liquidity, together with a modest level of investment in equity securities.

     Based on historical trends, market conditions and its business plans, MICOA believes that its sources of funds will be sufficient to meet its liquidity needs over the next 18 months and beyond. However, because economic, market and regulatory conditions may change, there can be no assurance that MICOA's funds will be sufficient to meet these liquidity needs.

EFFECTS OF INFLATION

     We consider the effects of inflation on our business in estimating our reserves for unpaid losses and loss adjustment expenses, and in the premium rate-making process. The actual effects of inflation on our operations cannot be accurately known until the ultimate settlement of claims. However, based upon the actual results reported to date, it is our opinion that our loss reserves, including reserves for losses that have been incurred but not yet reported, make adequate provision for the effects of inflation.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. Because we currently do not use derivative instruments, we anticipate that the adoption of SFAS No. 133 will not affect our results of operations or financial position.

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

MANAGEMENT OF MARKET RISK

     Market risk is the risk of loss due to adverse changes in market rates and prices. Our primary market risk is exposure to changes in interest rates. We are vulnerable to interest rate risk because, like other insurance companies, we invest primarily in fixed maturity securities, which are interest-sensitive assets. We are also subject to the uncertainties inherent to the stock market because we maintain a portfolio of large capitalization equity securities.

     We manage market risk through an investment committee of the MICOA board of directors with reports and strategies presented by our senior officers, consultants and professional investment advisors. The committee periodically measures the impact that an instantaneous rise in interest rates would have on the fair value of securities. One of the measures the committee uses to quantify interest rate risk is duration. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase by 100 basis points, the fair value of an asset with a duration of five years is expected to decrease in value by approximately 5%. To calculate duration, we project asset and liability cash flows, and discount them to a net present value basis using a risk-free market rate adjusted for credit quality, liquidity, and other specific risks. Duration is calculated by revaluing these cash flows at an alternative level of interest rates, and determining the percentage change in fair value from the base case. We also manage the market risk of our equity portfolio by utilizing two different equity managers with complementary management styles. We also monitor the performance of the portfolio on a daily basis.

     Our fixed income security portfolio was valued at $436.6 million at March 31, 2000 and had a duration of 4.23 years. The following table shows the effects of a change in interest rate on the fair value and duration of our portfolio. We have assumed an immediate increase or decrease of 1% or 2% in interest rate. You should not consider this assumption or the values shown in the table to be a prediction of actual future results.

                                                  PORTFOLIO      CHANGE      MODIFIED
CHANGES IN RATES                                    VALUE       IN VALUE     DURATION
----------------                                  ----------    ---------    --------
                                                  (DOLLARS IN THOUSANDS)
+2%.............................................   $398,982     $(37,635)      4.30
+1%.............................................   $418,092     $(18,525)      4.23
  0.............................................   $436,617           --       4.23
-1%.............................................   $454,991     $ 18,374       4.19
-2%.............................................   $471,296     $ 34,679       3.96

     The other financial instruments in our investment portfolio, which include cash, premiums due from reinsurers and accrued investment income, do not produce a significant difference in fair value when included in the market risk analysis due to their short-term nature.

                                    BUSINESS

OVERVIEW

     American Physicians Capital, Inc. is a holding company which, following the conversion, will own MICOA, an insurance company which writes primarily medical professional liability insurance directly and through its subsidiaries Insurance Corporation of America, or ICA, and RML Insurance Company, or RML. These companies also provide workers' compensation insurance and, on a limited basis, personal and commercial insurance as well as health coverage. MICOA also owns a financial services group of companies. APCapital is headquartered in East Lansing, Michigan.

     MICOA and its subsidiaries had direct premiums written and net income of $190 million and $34 million, respectively, for 1999 and $50 million and $2.4 million, respectively, for the quarter ended March 31, 2000. In 1999 and the first quarter of 2000, medical professional liability insurance premiums equaled 65% and 61%, respectively, of direct premiums written. At March 31, 2000, MICOA and its subsidiaries had total assets of $793 million and total equity of $211 million. The A.M. Best Company rating for MICOA and its subsidiaries is "A-" (Excellent).

MEDICAL PROFESSIONAL LIABILITY INSURANCE

     MICOA is primarily a medical professional liability insurance company servicing health care providers in 13 states throughout the United States, with a concentration in the Midwest. MICOA and ICA are domiciled in Michigan, and RML is domiciled in Illinois. The MICOA insurance group is the number one writer of medical professional liability insurance in Michigan and Kentucky with a market share of 27% in each state based on 1999 direct premiums written as reported by A.M. Best Company. MICOA is the number two writer in New Mexico with a 24% market share. MICOA also generates significant medical professional liability premium volume in Ohio, Florida and Illinois. In total, the MICOA insurance group is the 17th largest medical professional liability writer in the United States. We insured 13,141 physicians as of March 31, 2000.

     Medical professional liability insurance insures physicians and other healthcare providers against liabilities arising from the rendering of, or failure to render, professional medical services. MICOA offers both claims-made and occurrence policies, depending on the market, and includes legal defense against asserted medical professional liability claims.

     We issue policies on a claims-made basis, an occurrence basis or a prepaid tail claims-made (TailGard(R)) basis. Claims-made policies provide coverage to the policyholder for claims reported during the period of coverage. Insureds are insured continuously while their claims-made policy is in force. Occurrence policies provide coverage to the policyholders for all losses incurred during the policy year regardless of when the claims are reported. MICOA offers TailGard(R) coverage to insureds in Michigan if they meet our underwriting criteria. In 1999, 67.0% of our business was on a claims-made basis, 15.2% was on an occurrence basis and 17.8% was for TailGard(R).

     MICOA has provided high quality insurance products to its insureds in Michigan since its inception in 1975. The success of MICOA in Michigan, and its growth in new markets can be attributed to: (1) its close relationship with its insured physician base; (2) its ability to successfully litigate claims, thereby reducing its insured's loss exposure; (3) its effective distribution system; and
(4) its ability to provide its insureds with individualized, cost-effective and efficient service. Recognizing the value of our insurance products and services, 85% of our insureds renewed their policies in 1999 despite an extremely price competitive marketplace. Through May 2000, our medical professional liability book has experienced an 85% retention rate. Our direct premiums written for medical professional liability insurance were $123 million and $110 million for the years ended December 31, 1999 and 1998 and $31 million for the quarter ended March 31, 2000.

     Although we generate the majority of our premiums from individual and small-group practices, we also insure several major physician groups and 17 hospitals. MICOA has received the endorsement of several medical associations, including the Michigan State Medical Society, Kentucky Medical Association, Michigan Osteopathic Association and the New Mexico Medical Society. We market our medical professional liability insurance through approximately 40 strategic agency relationships, with one agent accounting for 59% of premiums written during 1999.

     The operating results of medical professional liability insurers are subject to significant fluctuations, which can result in net losses due to a number of factors, including:

     - adverse claims experience;

     - judicial trends;

     - failure to obtain adequate pricing;

     - changes in the investment and interest rate environment; and

     - general economic conditions.

OTHER LINES OF BUSINESS AND SERVICES

     WORKERS' COMPENSATION. In 1993, we recognized the need to diversify our product line and to broaden our target market beyond the medical professional liability niche to lines of insurance with greater premium potential. Entry into the workers' compensation market was chosen because of several factors, including: (1) the ease of entry; (2) our expertise in underwriting long tail liability lines, especially for health-related liability risks; (3) our expertise in claims and risk management; and (4) the large overall size of the workers' compensation market. In response to a request by the Minnesota Independent Insurance Agents Association to help solve a shortage of workers' compensation carriers in that state, we established an office in Eden Prairie, Minnesota for sales and service of workers' compensation insurance. The following year, we further expanded workers' compensation into Michigan.

     We currently focus on eight workers' compensation classes: health care, light to medium manufacturing, restaurants, educational services, non-profit organizations, specialty trade contractors, wholesalers, and auto related sales and services. These classes were determined after analyzing our current book of business, available premium, size of market and profit potential. In some instances, we also looked at the classes of business our agents specialize in writing. We focus our workers' compensation efforts on under-serviced geographic markets and under-served classes with a special effort directed at the health care sector to leverage knowledge and contacts gained in our medical professional liability business. For the year ended December 31, 1999, MICOA reported $43 million in direct premiums written in 11 states in this line and $13.2 million for the quarter ended March 31, 2000.

     In the workers' compensation line of business, retention has also remained strong, even in years of soft market pricing. In 1999, 86.2% of policies were retained. Through May 2000, MICOA's workers' compensation book has experienced an 85% retention rate.

     PERSONAL AND COMMERCIAL. We began selling personal and commercial products to our physician base in 1997 following our statutory merger with State Mutual Insurance Company, or SMIC. Direct premiums written generated by this division were $13.7 million and $12.2 million for the years ended

December 31, 1999 and 1998, and $3.8 million for the quarter ended March 31, 2000. Due to the relatively small scale of this operation and the large proportion of fixed expenses, we have been unable to operate this business profitably. Consequently, we have determined to wind down this operation and will seek to provide personal and commercial insurance through alternative means.

     HEALTH INSURANCE. We entered the health market to assist large physician groups in forming their own preferred provider organizations. While this strategy has helped to solidify several important relationships, we have found the health insurance market too volatile to sustain profitable operations. Consequently, we have determined to de-emphasize this operation. During 1999 and 1998, MICOA has underwritten $9.9 million and $3.3 million, respectively, of direct premiums written, and $3.1 million for the quarter ended March 31, 2000. The majority of these premiums were ceded to reinsurers, resulting in net premiums written of only $4.1 million and $1.2 million in 1999 and 1998, respectively.

     FINANCIAL SERVICES. We have developed and acquired a variety of other organizations to offer financial services and consulting to our customers. These services include captive insurance company arrangements, loss control consulting, risk management, investment management, and the development of an Internet portal to our products and services. While most of these initiatives are in their start-up phase, they generated fees in 1999 and 1998 of $206,000 and $162,000, respectively. The subsidiaries in this group include:

     - MICOA DIRECT, LLC -- Formed in May 2000, MICOA Direct uses e-commerce to offer physicians a new approach to choosing and purchasing medical professional liability insurance. It provides customers with innovative advantages, such as 24-hour online convenience, expert advice, and personalized, Web-based services. Through MICOA Direct, we can offer convenient customer service, while lowering our distribution costs by selling direct to the customer. MICOA Direct has been endorsed by the Michigan State Medical Society as the online insurance vendor of choice for its approximately 14,000 physician members.

     - MICOA INDEMNITY (BERMUDA) LTD. -- MICOA Indemnity (Bermuda) Ltd. was established in Bermuda for the purposes of providing a rent-a-captive vehicle for clients and prospects of MICOA and MICOA Consulting. It has been established as a "segregated cell" company by private act of the Bermuda Parliament. A key advantage of this structure is that risks with respect to individual program cells are isolated from those of other cell clients, thus providing financial protection for our clients. Alternative risk transfer, or ART, programs can be written for individual or group customers where there is a desire on the part of the customer to share in the risk/reward benefits of their insurance program.

     - MICOA CONSULTING, LLC -- MICOA Consulting was established to sell stand-alone services of MICOA and to structure ART programs for eligible MICOA customers and prospects. It is staffed by marketing and administrative professionals with expertise in the health care industry, alternative risk operations, claims, loss control and insurance marketing. MICOA Consulting has the ability to design insurance programs for large individual entities and group or association programs that are able to absorb a significant amount of their own risk.

     - MICOA MANAGEMENT LTD. -- MICOA Management Ltd. was incorporated in Bermuda for the purpose of providing management and compliance services to MICOA Indemnity (Bermuda) Ltd. and the other reinsured clients of MICOA serviced in Bermuda. As the number of managed programs grows, MICOA Management Ltd. will assume increased responsibilities and may develop staff and facilities in Bermuda to accommodate this expanded activity.

     - SURF (BARBADOS) LTD. -- SURF (Barbados) Ltd. is a dormant Barbadian reinsurance company. It is anticipated that the company may be activated at some time in the future to offer services through MICOA Consulting.

     - ALPHA ADVISORS, INC. -- Alpha Advisors is a fixed income security investment management firm. Alpha's management team consists of three professional managers who average 24 years of experience in investment management. Alpha provides fixed income security management services to MICOA and its insurance subsidiaries as well as several non-affiliated insurance organizations. The assets under management or advisement by Alpha approximate $1.2 billion, of which 60% is from unrelated organizations.

HISTORY OF MICOA

     MICOA was formed as Michigan Physicians Mutual Liability Company in June 1975 under the sponsorship of the Michigan State Medical Society. MICOA was formed in response to a medical professional liability insurance crisis in Michigan created when almost all major providers of insurance coverage abandoned the state. MICOA was formed with capital loaned by individual Michigan physicians and Blue Cross/Blue Shield of Michigan and managed by Stratton-Cheeseman Management Company. By 1981, MICOA was the largest writer of medical professional liability insurance in Michigan, a distinction we maintain today. We continued to operate for nearly the next twenty years writing exclusively medical professional liability coverage in the state of Michigan.

     In 1993, we recognized the need to diversify our product line and to broaden our target market beyond the medical professional liability niche to lines of insurance with greater premium potential. Through a strategic relationship with the Minnesota Independent Insurance Agents Association, we began providing workers' compensation insurance in Minnesota. Since then, our workers' compensation book of business has grown to almost $43 million of direct premiums written, which represented nearly 23% of our total direct premiums written in 1999.

     In 1995, we formed RML in Illinois to write medical professional liability insurance in that state. Illinois was selected due to the size of the market, its proximity to Michigan and other unique market opportunities. This de novo operation grew to $17.0 million in direct premiums written in 1999 and currently represents one of our most profitable markets, reporting a 1999 combined ratio of 93.2%.

     In 1996, we acquired Kentucky Medical Insurance Company, or KMIC, based in Louisville, Kentucky, for $25.6 million in cash. KMIC generated direct premiums written of $50.8 million in 1999. The KMIC acquisition was executed to achieve geographic diversity in our medical professional liability book, and to strengthen our competitive position in the Midwest. KMIC's operations have been combined into MICOA's and, while we are maintaining a Louisville office, KMIC is being dissolved as a legal entity.

     In 1997, we merged with New Mexico Physicians Mutual Liability Company, based in Albuquerque, New Mexico, and State Mutual Insurance Company, or SMIC of Lapeer, Michigan. Both of these transactions were completed as statutory mergers at no cash cost of acquisition to MICOA.

     The merger with New Mexico Physicians Mutual Liability Company further diversified our geographic coverage and added $47.7 million in assets and $5.7 million in surplus, and generated $7.8 million in direct premiums written in 1999. Our merger with SMIC enabled us to expand the lines of insurance we could market to our physician customer base. The SMIC acquisition added $18.6 million in assets and $6.4 million in surplus, and generated $13.7 million in direct premiums written in 1999.

STATUS OF MEDICAL PROFESSIONAL LIABILITY INDUSTRY SEGMENT

     The medical professional liability sector continues to witness significant changes affecting its customers and the overall competitive environment. Physicians continue to consolidate into larger practices, moving away from their traditional approach of working on a solo or small-group basis. Managed care organizations now employ a substantial proportion of the physician workforce. As physicians become part of larger organizations, their buying habits tend to change. Larger physician groups, hospitals, and managed care organizations are generally more price-sensitive and more demanding buyers than the traditional sole practitioner. Bigger groups are also better positioned to self-insure for all or a portion of their insurable risks, reducing the demand for traditional insurance products, but producing a corresponding need for consulting services, such as management of insurance captives.

     Larger organizations are also more likely than smaller organizations to buy from insurers who are not domiciled in their main state of operation. This characteristic reflects their ability and willingness to expend greater effort shopping for the best deal as well as a need, with respect to some organizations, for multi-state coverage.

     From the 1970's through the early 1990's, the medical professional liability writers with strong physician ties, generally formed with the sponsorship of the respective state medical societies, usually operated only in their home state. However, the combination of reduced demand and increased capacity has led many of these physician-oriented insurers to cross state lines, heightening competition. In addition, increased buying leverage for physicians associated with larger organizations has been exacerbated by these over-capitalized medical professional liability specialists.

     We believe that the sector would benefit significantly from consolidation and that we will be well-placed to be one of the principal consolidators. Consolidation brings many economic advantages: costs can be reduced by combining back-office functions; reinsurance costs are generally lower for larger, more diverse, insurers; underwriting and claims expertise can be leveraged over a larger premium base; and capital costs, including stock prices, are generally better for insurers with less volatile results, which generally comes with diversification.

STRATEGY

     Given this medical professional liability environment, we have adopted strategies that will allow us to compete effectively and create long-term value for our shareholders. To maximize the strategies' effectiveness, we are converting MICOA from a mutual insurer to a stock insurer and creating APCapital to serve as a publicly owned holding company. The conversion will provide us with additional capital, greater flexibility and future access to additional capital. Our strategies for MICOA and APCapital are:

STRATEGY ONE -- BUILD ON OUR POSITION AS A LEADING NATIONAL WRITER OF MEDICAL PROFESSIONAL LIABILITY INSURANCE.

     To achieve this goal, we intend to:

     - Emphasize underwriting standards and pricing that focus on profitability rather than premium volume;

     - Execute strategic acquisitions in our industry segment;

     - Continue to pursue internal growth and geographic expansion;

     - Refocus our marketing and product initiatives to provide more cost-effective, standardized products and services;

     - Maintain our historically close relationship with the medical community; and

     - Develop effective, customer-oriented business processes, including e-commerce capabilities.

     EMPHASIZE UNDERWRITING STANDARDS AND PRICING THAT FOCUS ON PROFITABILITY RATHER THAN PREMIUM VOLUME. Our commitment to and focus on medical professional liability insurance for 25 years has allowed us to develop a strong knowledge of the market and to build an extensive database of medical professional liability claims experience. We use this specialized expertise in medical professional liability insurance and constantly monitor the performance of each market in order to set premiums at a level we believe is appropriate for the exposure being insured. With the conversion to a stock company, we intend to focus even more on appropriate pricing and proper risk selection. As we expand our business, we intend to maintain underwriting discipline and emphasize profitability over premium growth.

     During 1999, we implemented rate increases in some of our major medical professional liability markets, including 17.4% in Kentucky, 12.4% in Ohio and, 5% in Illinois. Further increases have been made in 2000, including 17.9% in Florida, 4.9% in Michigan, 8.6% in New Mexico, 7.1% in Kentucky and 14.9% in Ohio. Workers' compensation insurance rates have been increased on average approximately 5% in 2000.

     EXECUTE STRATEGIC ACQUISITIONS IN OUR INDUSTRY SEGMENT. We believe that consolidation will continue in the medical professional liability insurance industry and that opportunities to make strategic acquisitions will increase. Since 1996, we have merged with or acquired Kentucky Medical Insurance Company, New Mexico Physicians Mutual Liability Company and State Mutual Insurance Company, providing us with valuable experience in executing business combinations. We believe that the conversion will better position us to make strategic acquisitions by providing greater access to capital and allowing us to use our stock as currency for acquisitions.

     CONTINUE TO PURSUE INTERNAL GROWTH AND GEOGRAPHIC EXPANSION. Building on our past success in entering new states and creating valuable books of business, we will continue to pursue internal growth in existing markets while evaluating new markets. We will continue to focus on those markets that present unique opportunities, such as dissatisfaction with a current provider or where we can initiate a strategic partnership with local underwriters or agents.

     REFOCUS OUR MARKETING AND PRODUCT INITIATIVES TO PROVIDE MORE COST-EFFECTIVE, STANDARDIZED PRODUCTS AND SERVICES. MICOA has achieved significant medical professional liability growth and expansion in recent years. While we will continue to work to expand our business, we will continuously reassess whether our covered insureds fit properly in our risk portfolio in an effort to improve profitability. We will also refocus our product initiatives to streamline our nationwide product mix to achieve a more standardized and cost-effective product structure, while maintaining necessary flexibility to meet the needs of the marketplace.

     We intend to reduce our involvement in personal and commercial insurance in its current format except for workers' compensation. While the strategy of offering additional insurance products is still in our plans, the cost structure of our personal and commercial business is too high to service this market profitably. In the future, we may offer these products on a very selective basis via MICOA Direct or only to our target physician market. We anticipate that discontinuing this business could have a positive impact on our earnings of as much as $2.3 million annually compared to 1999 net income.

     In addition, we are in the process of de-emphasizing the health insurance line of business. We have found the health insurance market too volatile to sustain profitable operations and, with the overall downturn in the health insurance sector, finding cost-effective reinsurance has become problematic. De-emphasizing our health care business will also allow us to better focus on our core lines of business.

     MAINTAIN OUR HISTORICALLY CLOSE RELATIONSHIP WITH THE MEDICAL
COMMUNITY. Since its founding in 1975, MICOA has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of our claims advisory committees, MICOA and the medical professional liability insurance that it offers have the endorsements of several medical associations. We will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice issues, underwriting, claims, risk management, customer needs and other relevant matters. We believe our relationship with the medical community is due in part to our focus on providing strong customer service and claims management to our insured physicians.

     DEVELOP EFFECTIVE, CUSTOMER-ORIENTED BUSINESS PROCESSES, INCLUDING E-COMMERCE CAPABILITIES. With today's advancements in electronic communication and the competitive nature of the medical professional liability sector, only those organizations that can quickly and cost-effectively service their customers will succeed. MICOA has a long history of outstanding customer service that has created substantial customer loyalty and goodwill.

     We have made and continue to make major changes to improve our operating efficiencies. We recently launched the MICOA Direct Internet initiative that allows for on-line quoting of insurance coverage and other marketing initiatives. It will also provide better customer service, improved communication and an easier way to do business. We have established a customer service center in our East Lansing, Michigan headquarters to better handle and respond to customer inquiries. This call center is part of a major re-engineering process that is currently underway to update all of our major processes and improve our operating efficiency.

STRATEGY TWO -- CONVERT FROM A MUTUAL TO A STOCK COMPANY CULTURE.

     Since its inception, MICOA has operated as a mutual company. As such, conflicting priorities often existed which at times reduced our profitability. As described under "Business -- History of MICOA," we were formed by physicians to serve physicians. Accordingly, underwriting was focused on assuring physicians access to medical professional liability coverage. We are working to shift the focus of our underwriting and management practices to increase the importance of profitability. We intend to follow stricter underwriting standards and be more selective in who we insure. Further, our investment management strategies have become more aggressive without sacrificing quality and safety. Finally, we have implemented and continue to focus on several efficiency and cost-cutting initiatives, including the previously described withdrawal from unprofitable business lines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STRATEGY THREE -- PURSUE OTHER STRATEGIC INITIATIVES.

     Our third major strategy is to continue to diversify our products and markets through acquisition or internal development of other related insurance or financial service operations. We will seek to leverage our distribution strengths, as well as our expertise in claims and risk management, underwriting and marketing by focusing our acquisition and development efforts on businesses that are similar to ours or that provide us with the ability to more fully serve our existing clients. We intend to become the "window to physicians." Our strategic initiatives will also include, among others, the continued development of our workers' compensation line of business and other business ventures.

     Our strategy and the reorganized structure for APCapital will provide for a more effective corporate operation and governance. Many states limit an insurance company's ability to charge different prices to different customers. Our insurance companies will support each other through alternative pricing and products. This will allow for the appropriate underwriting of customers based on their risk classification. The insurance companies will receive additional support from the financial services group. The alternative risk transfer companies will provide an alternative to traditional insurance coverage to our major customers or others who would not have considered MICOA in the past. MICOA Direct will provide on-line service capabilities to our current customers and allow for convenient access to MICOA products for those not currently insured by MICOA.

     Our strategies are designed to capitalize on the strengths that have enabled us to achieve our current market position. These include: (1) our experience with, commitment to and focus on medical professional liability insurance; (2) our history of providing a stable insurance company to our customers; (3) the high level of service we deliver to insureds, including the aggressive defense of claims on their behalf; (4) our "A-" (Excellent) rating by A.M. Best; (5) our ability to customize product features and programs to fit the needs of our customers; and (6) our close relationship with the medical community.

CORE INSURANCE PRODUCTS

     MICOA underwrites medical professional and hospital professional liability policy coverages for physicians and physician medical groups, clinics, and other providers in the healthcare industry.

     PHYSICIAN AND MEDICAL GROUP LIABILITY. We offer separate policy forms for physicians who are sole practitioners and for those who practice as part of a medical group or clinic. The policy issued to sole practitioners includes coverage for professional liability that arises in the medical practice. The medical professional insurance for sole practitioners and for medical groups provides protection against the legal liability of the insureds for injury caused by or as a result of the performance of patient treatment, failure to treat and failure to diagnose and related types of malpractice.

     POLICY LIMITS. In some states, we offer limits of insurance up to $11 million per claim, with up to an $11 million aggregate policy limit for all claims reported for each calendar year or other 12-month policy period. In Michigan, the most common limits are $200,000 per claim/$600,000 aggregate; in Florida, $250,000 per claim/$750,000 aggregate; and in New Mexico, $200,000 per claim/$600,000 aggregate. The most common limit in other states is $1 million per claim, subject to a $3 million aggregate policy limit. Higher limits and excess coverage can also be written in conjunction with special reinsurance arrangements.

     REPORTING ENDORSEMENTS. Reporting endorsements are offered for physicians terminating their policies with MICOA. This coverage extends the period indefinitely for reporting future claims resulting from incidents occurring while a claims-made policy was in effect. The price of the reporting endorsement coverage is based on the length of time the insured has been covered. We provide free reporting endorsement coverage for insured physicians who die or become disabled so that they cannot practice their specialty during the coverage period of the policy and those who have been insured by us for at least five consecutive years, attain the age of 55 and retire completely from the practice of medicine. Rules for triggering the free endorsement may vary somewhat from state to state.

     PROGRAM FOR PHYSICIANS WHO DO NOT MEET USUAL UNDERWRITING STANDARDS. In some states, we also have a program for physicians who do not meet some of our usual underwriting standards. We carefully evaluate the additional risk we assume when we insure these physicians. A surcharge is applied to the premiums of these physicians to compensate us for the higher level of risk we are assuming. We also monitor the activities of these insureds more closely than those of our other insureds and attempt to rehabilitate these insureds through risk management training. This program was not a significant source of revenue in 1999.

MARKETING

     Our marketing philosophy is to sell profitable business in our core lines of insurance through a broad, multi-channeled, cost-effective distribution system. In addition to our agency force, we have built our sales and marketing efforts around several strategic business alliances. These alliances include medical society endorsements, an independent agency association endorsement, purchasing group alliances, franchise business programs, sales agreements with other insurance companies and exclusive agency agreements.

     We currently market our products through approximately 300 independent agents in 14 states. Our medical professional liability product line is marketed through approximately 35 agents in 13 states, with one strategic partner, SCW Agency Group, Inc. and its subsidiary, generating $71.9 million, or 59% of our total medical professional liability direct premiums written. Until January 2000, this agency had the exclusive right to market our medical professional liability insurance in Michigan and Kentucky in exchange for enhanced service and commission rates that are lower than prevailing market rates. As of January 2000, the contract was modified to remove the exclusivity and to modestly increase commission rates. We believe these rates continue to be lower than prevailing market rates. In Florida, we have five exclusive territory medical professional liability agents who cover the state for us. The other 34 agents who write medical professional liability insurance are independent agents in the remaining states. Due to the highly specialized nature of medical professional liability, financially sound agencies that focus on this line are selected to represent us in targeted geographic areas. Our 35 medical professional liability agencies are reviewed based upon premium volume, retention and profitability goals. Of the 35 agencies that write medical professional liability, 16 write over $1 million in premiums with us.

     Our other agencies write workers' compensation and other personal and commercial coverage. The premium volume for these agencies is normally minor in relation to our total premiums. Only 15 workers' compensation agencies exceeded $500,000 in premium volume in 1999, and only two of these exceeded $1 million in premium volume.

     Although our marketing structure is currently organized by regions, we are gradually centralizing our sales and service capability due to the development of e-commerce and a state-of-the-art central customer service center intended to offer 24-hour availability for our agents and customers. We have developed a two-pronged e-commerce strategy focusing on agents and customers. Where we have an agency network in place, our website will allow us to be more interactive with our agents, providing them with more information and the ability to better monitor their clients, and making it easier to do business with us. Our website will also facilitate the exchange of information between the agents, the customers and us. In geographic areas where we do not have an agency force, the website allows us to interact directly and easily with customers and permits physicians to obtain quotes. The website provides a vehicle for strategic partners who desire exposure to our customer base.

     Additionally, we have expanded our reach to new markets by creating alternative risk transfer management and captive capabilities through MICOA Consulting, LLC, MICOA Management Ltd., and MICOA Indemnity (Bermuda) Ltd. These companies were developed in response to the change in commercial insurance buying habits. We estimate that up to 50% of the medical professional liability market and 60% of the workers' compensation market has moved to alternative risk transfer. Our new ART business strategy will help us access this previously unavailable market and allow us to further expand our multi-channel distribution system, enabling us to sell through the larger brokers.

     Workers' compensation agents are selected based on the following criteria: a demonstrated record of successful performance; an active plan for growth, perpetuation of agency management; a staff of trained insurance professionals; a good credit and financial standing; target market accessibility; and a profitable track record. Our marketing staff works with each agency to develop a marketing and underwriting plan, with corresponding premium and loss goals. We then review their performance every six months, looking at factors such as the loss ratio experience, new business and retention of renewals, communication and trust, service level and growth potential. When necessary, we place agents in business performance rehabilitation programs, and if improvement is not made, we will ultimately terminate our relationship with poorly performing agencies.

     We use staff marketing managers to manage the agency force and our partnerships with medical societies and other groups. In addition, we use producer advisory councils and joint marketing committees with our partners to foster communication and to continually improve our sales results, products and services.

     Our relationship with the Minnesota Independent Insurance Agents Association has helped us grow our book of workers' compensation business in Minnesota. The association endorses MICOA as its exclusive workers' compensation carrier and promotes us to its members through letters, stuffers, articles in its publications, and direct agency contacts. In exchange for the endorsement, MICOA pays the association a small commission for each workers' compensation policy written in Minnesota. The association also handles the disbursement of commissions due each of its member agents for selling our policies.

     We pay various commission rates to our agents based on product, market and volume considerations. For medical professional liability, we pay commissions ranging from 5% to 12%. For workers' compensation, our commission rate is 10% for new business and renewals in all states except Minnesota, where the commission rate is 7.5% for new business and 6% for renewals. Overall, we expend approximately 8.6% of our direct written premium on commissions. While most other carriers have additional incentives, such as contingent commissions, loan packages, trips or profit sharing, we have no other costs associated with our agencies. This helps keep our distribution cost low in comparison to most of our competitors.

     We write direct business (without an agent) in New Mexico for medical professional liability. In addition, we launched the MICOA Direct e-commerce distribution channel this year through which we may write additional business without an agent. MICOA Direct offers physicians a new approach to choosing and purchasing medical professional liability insurance. It provides customers with innovative advantages, such as 24-hour online convenience, expert advice, and personalized, Web-based services. Through MICOA Direct, we can offer convenient customer service while lowering our distribution costs by selling direct to the customer. Our ART initiative also uses a direct sales channel, by employing a highly professional staff of skilled alternative risk experts who call directly on prospects and customers.

UNDERWRITING AND PRICING

     Our underwriting department currently comprises 25 experienced underwriters and 30 support staff. Our present underwriters average approximately 17 years of experience in property and casualty insurance.

     Most of our underwriting work and customer contact is performed through our local offices under the supervision of the home office. The home office underwriting department is responsible for the issuance, establishment and implementation of underwriting standards for all of our underwritten coverages. The local office underwriting staff have the authority to evaluate, approve and issue medical professional liability coverage for individual providers and medical groups with annual premiums that do not exceed a threshold amount.

     We follow consistent and strict procedures with respect to the issuance of all medical professional liability insurance policies. Individual providers are required to submit an application for coverage along with supporting claims history and proof of licensure. The individual provider applications provide information regarding the medical training, current practice and claims history of the applicant. Institutions are required to submit an application for coverage along with historical loss information, proof of accreditation, financial statements, copies of contracts with medical providers, information on employed professionals and other information. An account analysis form is completed for each submission and, if coverage is approved, the coverage recommendation and the pricing methodology is added.

     Risk management surveys may be performed prior to quoting a large account to ascertain the insurability of the risk. Once written, all accounts are referred to the risk management department to schedule risk management service. Representatives from the risk management department meet with the insured to develop programs to control and reduce risk.

     We maintain quality control through periodic audits at the underwriting and processing levels. Renewal accounts are examined as thoroughly as new accounts. Insureds who no longer meet underwriting guidelines are identified as non-renewal candidates and are referred to the home office underwriting department for a recommendation.

     Through our management and actuarial staff, we periodically establish rates and rating classifications for our physician and medical group insureds based on the loss and LAE experience we have developed over the past 25 years and the loss and LAE experience for the entire medical professional liability market. We have various rating classifications based on practice location, medical specialty and other factors. We also utilize various discounts, including discounts for part-time practice, physicians just entering medical practice and claim-free insureds. Most discounts are designed to encourage lower risk physicians to insure with MICOA. Our pricing rules state that the total discounts granted to a policyholder cannot exceed 35% of the policyholders' premium.

     The nature of our business requires that we remain sensitive to the marketplace and the pricing strategies of our competitors. Using the market information as our background, we normally set our prices based on our estimated future costs, i.e., projected losses plus projected expenses. From time to time, we may reduce our discounts or apply a premium surcharge to achieve an appropriate return. Pricing flexibility allows us to provide a fair rate commensurate with the assumed liability. If our pricing strategy cannot yield sufficient premium to cover our costs on a particular type of risk, we may determine not to underwrite that risk. We are generally unwilling to sacrifice profitability for premium growth.

CLAIMS

     MEDICAL PROFESSIONAL LIABILITY. Our strategy for handling medical professional liability claims combines a basic philosophy of vigorously defending against non-meritorious claims with an overall commitment to providing outstanding service to our insured physicians and hospitals. This service starts with a dedicated staff that is very well experienced in medical and legal matters, and carries through to our defense counsel, who are selected from an approved list of seasoned litigation specialists in medical professional liability. Our medical professional liability claims staff currently comprises 47 individuals (28 professional staff and 19 support) working in five locations. The professional staff has an average of 14 years of experience in medical professional liability claims handling, and includes five attorneys, two nurses and a claims manager with a CPCU designation.

     Our claims department is responsible for claims investigation, establishment of appropriate case reserves for loss and loss adjustment expense, defense planning and coordination, control of attorneys engaged by MICOA to defend a claim and negotiation of the settlement or other disposition of a claim. Our policies require us to provide a defense for our insureds in any suit involving a medical incident covered by a policy. The defense costs we incur are in addition to the limit of liability under the policy. Medical professional liability claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions.

     We emphasize early evaluation and aggressive management of claims. When a claim is reported, a claims department professional completes an initial evaluation and sets the initial reserve. After a full evaluation of the claim has been completed, which generally occurs within seven months, the initial reserve may be adjusted. We have established different levels of authority within the claims department for settlement of claims.

     We retain locally based attorneys specializing in medical professional liability defense to defend claims. We also obtain the services of medical experts who are leaders in their specialties and who bring integrity, credibility and expertise to the litigation process.

     We utilize local claims advisory committees composed of physicians from various specialties. These claims committees meet quarterly to provide evaluation and guidance on claims. The multi-specialty approach of these physicians adds a unique perspective to the claims handling process in that there is an opportunity to obtain the opinions of several different specialists meeting to share their expertise and experience in the area of liability evaluation and general peer review. This service is invaluable to the claims representatives and insureds as it provides in-depth analysis of claims.

     Together with the insured, our claims representatives and defense counsel form a cohesive team that plans and executes a defense strategy that is particularized to the case at hand and designed to assure that the best possible outcome will be realized. Whether that outcome is settlement or trial, it will have been the product of careful, thorough analysis and the thoughtful balancing of risks and opportunities. This hands-on approach to claims handling has resulted in 91% of our customer satisfaction surveys that are returned rating us as "Excellent" for the overall quality of service rendered by our claims representatives.

     The number of pending files (which include pre-suit notices, lawsuits, non-litigated claims and requests for meetings and/or depositions) increased from 3,537 at the end 1998 to 3,831 at the end of 1999, due in large part to our expansion into the states of Ohio, Illinois, and Florida. The percentage of the files closed without an indemnity payment has improved over this same period from 77% to 80%. The average amount of indemnity paid on cases closed with an indemnity payment also improved from $113,041 for files closed in 1998 to $109,840 for files closed in 1999. During this same time interval, 196 files were taken to trial and defense verdicts were obtained on 164 files, for a success rate of 84%. A single plaintiff's case may involve multiple MICOA insureds; trials are counted by the number of individual policies at risk.

     WORKERS' COMPENSATION. Our workers' compensation claims staff comprises 22 individuals, (16 professional staff and 6 support) located in three regional offices. The professional staff includes several CWCP designees (Certified Workers' Compensation Professional) and one manager with MBA, CPCU, AIC and SCLA designations. The experience of the professional staff in this department averages 11 years per person.

     Our claims professionals are committed to exceptional service, aggressive claims management and timely claims settlement. We perform on-site reviews of customers who need special attention in claims reporting, internal accident investigation and job analysis/definition. We apply numerous techniques to reduce medical and indemnity costs and, as allowed by statute, we provide medical direction for injured workers. We encourage development of limited/light duty work for workers who can re-enter the workforce on a limited basis. All of this activity helps us reduce the cost of workers' compensation claims.

     In some states, an administrative body which oversees legislative changes within the workers' compensation statute, records efficiencies in reporting, payments and numbers of cases contested and issues reports on a quarterly basis. Reviewing these reports regularly helps us measure our effectiveness in the marketplace against our peers. In addition, we analyze considerable data from subscriber organizations, such as NCCI and NAIC, to ascertain our effectiveness in the marketplace.

     We apply an aggressive defense for all non-compensable claims. We encourage participation from the insured and maintain open communications with the policyholder and defense counsel throughout the life of the case. In defense of contested workers' compensation claims, our claims representatives work with pre-approved counsel who specialize in workers' compensation defense practice. In order to meet our standards, defense firms agree to provide one lead attorney who is responsible for the assignment. In addition, our preferred counsel follow detailed billing requirements; such as legal and paralegal splits, hourly billing in tenths of an hour, billing on a quarterly basis, initial reviews/analysis within 30 days of assignment and status reports on demand and with pre-agreed frequencies.

     Our claims representatives are responsible for the outcome of the file. Therefore, legal direction comes from the claim representative at all times. Strategies for settlement are reviewed at multiple levels throughout the life of the claim. Supervisory support and direction is routinely sought and documented in the claim file. Defense strategies are based on facts that have been thoroughly reviewed. As new information is discovered, it is added to the claim file. Implications arising from all information developed are thoroughly discussed and analyzed. Claims that develop contrary results because of new information or discovery are analyzed for expedient resolution. Authority levels are constantly monitored and supervisory review is a practice common in claims settlement decisions.

     Most workers' compensation claims are handled outside formal trial proceedings. Of the small number of claims that do become contested, many are resolved prior to hearing. When cases are heard and resolved through a formal hearing, the results are reviewed and acted upon.

RISK MANAGEMENT/LOSS CONTROL

     Our Risk Management Department is committed to working with insured healthcare professionals, institutions and organizations to assist them in the identification, reduction and/or prevention of patient-related incidents and claims. Risk management personnel work closely with underwriting department staff as part of the process for timely identification of high-risk applicants and insureds. The risk management personnel are actively involved in performing assessments and office practice reviews for new and/or existing clients identified by underwriting. Claims data is often used in the identification of high-risk insureds and assists the risk managers in performing assessments and developing educational programs. We focus educational programs on existing claims and incidents, as well as on areas of new and/or emerging liability.

     The medical professional liability risk management staff consists of 12 professionals. Professional designations/degrees for the professional staff include CPCU, JD, ARM, HRM, MHA, ASHRM, MSHRM and Ph.D. The experience of the staff averages 13 years per person.

     The workers' compensation loss control staff consists of five loss control consultants. Designations or degrees held by these professionals include CPCU, ARM, ALCM, AU, CWCP, CSP and MS in Industrial Safety and Health. The experience of the staff averages 18 years per person.

     Primary areas of risk management service include:

     - IDENTIFY HIGH-RISK APPLICANTS AND INSUREDS. Risk managers assist underwriting personnel in the pre-selection and selection process. They identify and recommend information sources that can assist in the identification of viable candidates and clients for medical professional liability insurance;

     - PERFORM LOSS CONTROL ASSESSMENTS ON INSUREDS. Loss control specialists perform on-site audits of physician practices, clinics, hospitals and nursing homes to assess loss control procedures of our insureds;

     - PROVIDE EDUCATIONAL PROGRAMS AND SEMINARS TO HEALTHCARE PROFESSIONALS THAT EARN CME CREDITS FOR PHYSICIANS. These programs include on-site education programs, self-study education programs, and external seminars. Additional education is being provided via the Internet and the MICOA website; and

     - PROVIDE CLAIMS AND INCIDENT LOSS EXPERIENCE AND ANALYSIS TO OUR INSUREDS. In addition to providing claims loss runs and analysis and incident reporting, we also develop and disseminate "best practices" identified from benchmarking and comparative data. We will perform evaluations/audits of insureds to determine implementation and/or application of best practices.

OTHER PRODUCTS AND FEE-BASED SERVICES

     We endeavor to attract fee-based services through MICOA Consulting, LLC, a wholly owned subsidiary that offers alternative risk financing (self-insurance) and other non-traditional insurance solutions to clients in health care and other industries. Using our expertise in insurance and related services, MICOA Consulting can customize risk transfer programs with a wide array of services, including:

     - Insurance fronting services;

     - Reinsurance;

     - Self-insurance modeling consulting services;

     - Feasibility studies;

     - Fee-for-service underwriting and claims expertise;

     - Insurance exposure review and analysis;

     - Captive management services;

     - "Rent-a-captive" facility;

     - Loss control consulting services;

     - Captive underwriting services;

     - Risk management information systems; and

     - Casualty actuarial services.

     MICOA Consulting specializes in servicing the following exposures: medical professional liability, workers' compensation, excess liability, environmental liability, employment practices liability insurance, director and officer, and pharmaceutical product liability.

     MICOA's rent-a-captive facility, MICOA Indemnity (Bermuda) Ltd. and its management company, MICOA Management Ltd., are based in Bermuda, the international leader of captive operations. Through the rent-a-captive, MICOA Consulting clients are protected from the losses of other clients. The customer uses MICOA Indemnity as a reinsurer, thereby avoiding the initial capitalization and start-up costs required to start a captive insurance company. MICOA Consulting, LLC, is the domestic U.S. facility established to market and manage this array of alternative risk capabilities for MICOA.

RELATIONSHIP WITH THE MICHIGAN STATE MEDICAL SOCIETY

     MICOA enjoys a unique relationship with the Michigan State Medical Society. It was through the vision of members of MSMS in 1975 that the idea of a Michigan physicians liability company was first conceptualized. The two organizations have maintained strong ties ever since. The MSMS has endorsed MICOA as its exclusive professional liability carrier of choice for 25 years and currently endorses MICOA pursuant to a contractual relationship for a fee. MICOA has agreed not to enter into a similar marketing endorsement agreement in Michigan except with the Michigan Osteopathic Association. The society also recently announced its endorsement of MICOA's e-commerce site as well. Another tie between the two organizations is through MICOA contracting with a new MSMS insurance agency, Physicians Insurance Resource, to sell medical professional liability to physicians in Michigan. Additionally, MICOA and MSMS are part owners of two health care-related businesses, Medical Advantage Group and Professional Credential Verification Service, an NCQA-certified credentials verification company. MICOA and MSMS share several key leaders. MICOA's first vice chairman, Billy Ben Baumann, M.D., was inducted in May 2000 as the 135th president of MSMS.

REINSURANCE CEDED

     In accordance with industry practice, we transfer, or cede, to other insurance companies some of our potential liability under insurance policies we have underwritten. This practice helps us:

     - reduce our net liability on individual risks;

     - reduce our risk from natural catastrophes;

     - stabilize our underwriting results; and

     - increase our underwriting capacity.

     As payment for sharing a portion of our risk, we are also required to share a part of the premium we receive on the related policies. Transferring or ceding insurance liability to another insurance company is called "reinsurance."

     We determine the amount and scope of reinsurance coverage to purchase each year based upon an evaluation of the risks accepted, consultations with reinsurance brokers and a review of market conditions, including the availability and pricing of reinsurance. As we have expanded our writings geographically, we merge the new business into the current reinsurance contracts for our "core" professional liability and worker's compensation products. If we enter a state with market volatility (Florida professional liability) or ancillary products (managed care professional liability, HMO reinsurance), we utilize reinsurance where we share premiums and losses of a certain percentage until a comfort level is achieved. At this time, we are evaluating aggregate stop loss scenarios to protect our net retention for all product groups under every reinsurance contract. We anticipate a multi-year arrangement with a retention of a loss ratio percentage set above our expected annual loss ratio. Our reinsurance arrangements are generally renegotiated every three years.

     Our largest net insured amount on any risk is $500,000. Prior to 1997, net retentions were slightly lower on Michigan and Illinois business, and somewhat higher on Kentucky business.

     Under our primary professional liability reinsurance contract, the portion of the policyholder premium ceded to the reinsurers is "swing-rated" or experience rated on a retrospective basis. This swing rated cession program is subject to a minimum and maximum premium range to be paid to the reinsurers in the future, depending upon the extent of losses actually paid by the reinsurers. We pay a deposit premium during the initial policy year. An additional liability, "retrospective premiums accrued under reinsurance treaties," is recorded to represent an estimate of net additional payments to be made to the reinsurers under the program, based on the level of loss and LAE reserves recorded. Like loss and LAE reserves, adjustments to prior year ceded premiums payable to the reinsurers are reflected in the results of the periods in which the adjustments are made. We follow a practice of conservatively estimating our liabilities relating to the swing-rated cession program based on historical loss experience and have generally established our initial liability based on the maximum rate payable under the terms of the contracts. The swing-rated reinsurance premiums are recorded in a manner consistent with the recording of our loss reserves.

     Our net retention in workers' compensation is also now $500,000, in states other than Minnesota. In Minnesota, insurers are required to obtain reinsurance from a state facility called the Workers' Compensation Reinsurance Association, or WCRA. Our current net retention on any one claim with respect to the WCRA is $620,000. One hundred percent of any potential workers' compensation losses above our net retentions are reinsured, and are not swing-rated.

     To take advantage of emerging markets, we have also utilized quota share reinsurance in the recent past, pursuant to which we share the premium and losses with the reinsurer.

     On our personal and commercial business, we retain a maximum net liability of $200,000 per risk, with swing-rating provisions above this amount up to $500,000. The remainder of the reinsurance protection for personal and commercial insurance is on a guaranteed cost basis. In terms of property catastrophe protection, we retain $500,000 and are indemnified for 95% of $18,945,788 above that amount.

     The following table identifies our principal reinsurers, their percentage participation in our aggregate reinsured risk based upon amounts recoverable and their respective A.M. Best ratings as of December 31, 1999. A.M. Best classifies "A" and "A-" ratings as "Excellent" and "A(++)" and "A(+)" ratings as "Superior." Other than the entities listed below, no single reinsurer's percentage participation in 1999 exceeded 3% of total amounts recoverable from reinsurers.

                                                                                     % OF 1999
                                              AMOUNTS                                 AMOUNTS
                             A.M. BEST    RECOVERABLE FROM    1999 TOTAL CEDED    RECOVERABLE FROM
REINSURER                     RATING         REINSURERS       PREMIUMS WRITTEN       REINSURERS
---------                    ---------    ----------------    ----------------    ----------------
                                                 (DOLLARS IN THOUSANDS)
General Reinsurance
  Corporation                A(++)            $13,221              $5,569               20.1%
Mutual Assurance, Inc.          A              12,043                  38               18.3%
PMA Reinsurance Corporation  A(+)              10,085               6,929               15.3%
Employers Reinsurance
  Corporation                A(++)              8,407               4,986               12.8%
Zurich Reinsurance           A(+)               6,433               2,810                9.8%
Transatlantic Reinsurance
  Company                    A(++)              5,715               2,105                8.7%

     We annually review the financial stability of all of our reinsurers. This review includes a ratings analysis of each reinsurer participating in a reinsurance contract. On the basis of this review, as of December 31, 1999 and 1998, we concluded that there was no material risk of not being paid by our reinsurers. We have not experienced any material difficulties in collecting amounts due from reinsurers. We believe that our reinsurance is maintained with financially stable reinsurers and that any reinsurance security we have is adequate to protect our interests. However, our inability to collect on our reinsurance, or the inability of our reinsurers to make payments under the terms of reinsurance, due to insolvency or otherwise, could have a material adverse effect on our future results of operations and financial condition.

     We assume a small amount of reinsurance in connection with our health business. We reinsured $3.6 million in premiums in 1999 and $1.8 million in 1998.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     MICOA is required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. Generally, these laws and regulations require that we provide for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. We are also required to maintain death, disability and retirement, or DD&R, reserves, which must be discounted to their present value. DD&R reserves are included in our loss reserves, except for our KMIC subsidiary, where they are included in unearned premium reserves. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

     The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. Our current reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. We do not discount our reserves to recognize the time value of money.

     When a claim is reported to us, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon insurance reserving practices appropriate for the relevant line of business and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, and severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are periodically adjusted by the claims staff, as more information becomes available.

     We maintain reserves for claims incurred but not reported to provide for future reporting of already incurred claims and developments on reported claims. The reserve for claims incurred but not reported is determined by estimating our ultimate liability for both reported and non-reported claims and then subtracting the case reserves for reported claims.

     Each quarter, we compute our estimated liability using principles and procedures applicable to the lines of business written. Our reserves are also considered annually by our independent auditors in connection with their audit of our financial statements. However, because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that losses will not exceed our loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, we receive a statement of opinion by an independent consulting actuary concerning the adequacy of statutory reserves. The results of these actuarial studies have consistently indicated that our reserves are adequate.

     The following table provides a reconciliation of beginning and ending loss and loss adjustment expenses reserve balances for the years ended December 31, 1999, 1998 and 1997, and the quarters ended March 31, 2000 and 1999, as prepared in accordance with generally accepted accounting principles.

                                    AT OR FOR THE QUARTER           AT OR FOR THE YEARS
                                       ENDED MARCH 31,               ENDED DECEMBER 31,
                                    ----------------------    --------------------------------
                                      2000         1999         1999        1998        1997
                                    ---------    ---------    --------    --------    --------
                                                      (DOLLARS IN THOUSANDS)
Balance, beginning of year........  $457,072     $422,987     $422,987    $407,746    $392,626
Reinsurance balance recoverable...    63,490       51,005       51,005      54,910      46,171
                                    --------     --------     --------    --------    --------
     Net balance, beginning of
       year.......................   393,582      371,982      371,982     352,836     346,455
Incurred related to:
  Current year....................    38,106       33,561      150,702     148,767     114,922
  Prior years.....................    (2,000)      (1,177)     (19,753)    (26,714)    (26,504)
                                    --------     --------     --------    --------    --------
     Total incurred...............    36,106       32,384      130,949     122,053      88,418
Paid related to:
  Current year....................       938          742       23,973      20,087      18,754
  Prior years.....................    30,074       24,001       85,376      82,820      63,583
                                    --------     --------     --------    --------    --------
     Total paid...................    31,012       24,743      109,349     102,907      82,037
                                    --------     --------     --------    --------    --------
Net balance, end of period........   398,676      379,623      393,582     371,982     352,836
Reinsurance balances
  recoverable.....................    66,272       45,674       63,490      51,005      54,910
                                    --------     --------     --------    --------    --------
     Balance, end of period.......  $464,948     $425,297     $457,072    $422,987    $407,746
                                    ========     ========     ========    ========    ========

     The following table shows the development of the net liability for unpaid loss and loss adjustment expenses from 1990 through 1999. The top line of the table shows the original estimated liabilities at the balance sheet date, including losses incurred but not yet recorded. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. The redundancy (or deficiency) exists when the re-estimated liability at each December 31 is less (or greater) than the prior liability estimate. The "cumulative redundancy" (or deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

     The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process. We have historically been conservative in the establishment of initial reserves, providing for potential adverse development. Consequently, if this adverse development does not occur, excess reserves are available for other claims.

                                                                   AT YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------
                                             1990       1991       1992       1993       1994       1995       1996
                                           --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
Liability for unpaid losses and loss
 adjustment expenses net of reinsurance
 recoverable.............................  $341,541   $329,460   $331,119   $328,436   $341,254   $334,264   $346,455

Cumulative net paid as of:

 End of year.............................    58,893     48,746     49,911     57,110     59,982     47,113     69,750

 Two years later.........................   101,292     89,018     95,506     97,424     93,724     89,260    134,184

 Three years later.......................   132,155    122,754    116,038    126,220    122,509    122,734    181,144

 Four years later........................   154,808    131,636    129,027    137,667    142,127    148,000

 Five years later........................   160,366    139,293    141,781    149,443    154,716

 Six years later.........................   165,752    148,078    149,291    155,556

 Seven years later.......................   173,051    153,117    153,323

 Eight years later.......................   177,231    155,802

 Nine years later........................   179,583

Re-estimated net liability as of:

 End of year.............................   322,751    300,661    295,684    304,888    300,626    273,025    324,233

 Two years later.........................   295,219    270,154    271,481    269,571    251,083    259,103    302,696

 Three years later.......................   263,299    249,489    243,745    235,507    239,185    238,572    291,406

 Four years later........................   241,319    226,200    212,275    221,633    221,973    221,226

 Five years later........................   226,322    201,578    207,953    207,074    207,930

 Six years later.........................   211,092    200,140    195,612    194,432

 Seven years later.......................   211,022    191,527    187,735

 Eight years later.......................   206,621    184,409

 Nine years later........................   202,813

Net cumulative (deficiency) redundancy...   138,728    145,051    143,384    134,004    133,324    113,038     55,049

Gross liability -- end of year...........                                    352,091    367,332    359,330    392,626

Reinsurance recoverables.................                                     23,655     26,078     25,066     46,171
                                                                            --------   --------   --------   --------

Net liability -- end of year.............                                   $328,436   $341,254   $334,264   $346,455
                                                                            ========   ========   ========   ========

Gross re-estimated liability -- latest...                                   $204,986   $218,791   $233,958   $339,015

Reestimated reinsurance
 recoverables -- latest..................                                     10,554     10,861     12,732     47,609
                                                                            --------   --------   --------   --------

Net re-estimated liability -- latest.....                                   $194,432   $207,930   $221,226   $291,406
                                                                            ========   ========   ========   ========

Gross cumulative (deficiency)
 redundancy..............................                                   $147,105   $148,541   $125,372   $ 53,611
                                                                            ========   ========   ========   ========

                                             AT YEAR ENDED DECEMBER 31,
                                           ------------------------------
                                             1997       1998       1999
                                           --------   --------   --------
                                               (DOLLARS IN THOUSANDS)
Liability for unpaid losses and loss
 adjustment expenses net of reinsurance
 recoverable.............................  $352,836   $371,982   $393,582
Cumulative net paid as of:
 End of year.............................    86,703     85,290
 Two years later.........................   152,656
 Three years later.......................
 Four years later........................
 Five years later........................
 Six years later.........................
 Seven years later.......................
 Eight years later.......................
 Nine years later........................
Re-estimated net liability as of:
 End of year.............................   327,542    350,114
 Two years later.........................   314,613
 Three years later.......................
 Four years later........................
 Five years later........................
 Six years later.........................
 Seven years later.......................
 Eight years later.......................
 Nine years later........................
Net cumulative (deficiency) redundancy...    38,223     21,868
Gross liability -- end of year...........   407,746    422,987    457,072
Reinsurance recoverables.................    54,910     51,005     63,490
                                           --------   --------   --------
Net liability -- end of year.............  $352,836   $371,982   $393,582
                                           ========   ========   ========
Gross re-estimated liability -- latest...  $375,011   $419,474
Reestimated reinsurance
 recoverables -- latest..................    60,398     69,360
                                           --------   --------
Net re-estimated liability -- latest.....  $314,613   $350,114
                                           ========   ========
Gross cumulative (deficiency)
 redundancy..............................  $ 32,735   $  3,513
                                           ========   ========

     In evaluating the information in the table above, it should be noted that each column includes the effects of changes in amounts for prior periods. The table does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

     Statutory accounting principles require reserves to be reported on a net basis, i.e., after reinsurance. Generally accepted accounting principles require reserves to be reported on a gross basis, i.e., before reinsurance, with a corresponding asset established for the reinsurance recoverable. When compared on either a gross or net basis, our statutory and GAAP reserves are identical.

INVESTMENTS

     An important component of our operating results has been the total return on invested assets. Our investment objectives are primarily to maximize current returns, in addition to generating long-term capital appreciation that can ultimately be converted to current income. We are pursuing these objectives while maintaining safety of capital together with adequate liquidity for our insurance operations. Almost all of our investment securities are classified as available for sale in accordance with Statement of Financial Accounting Standards No. 115. As of December 31, 1999, our investment portfolio consisted of investment grade fixed income securities, large capitalization corporate equity securities, home office and investment real estate, mortgage loans, and short-term investments. The table below contains additional information concerning the investment ratings of our investments at March 31, 2000.

                                                                                  PERCENTAGE OF
TYPE/RATING OF INVESTMENT(A)                      AMORTIZED COST    FAIR VALUE     FAIR VALUE
----------------------------                      --------------    ----------    -------------
                                                         (IN THOUSANDS)
AAA (including U.S. government and agencies)....     $140,019        $133,471          30.6%
AA..............................................       70,741          67,336          15.4
A...............................................      218,618         210,118          48.1
BBB.............................................       20,266          19,433           4.5
BB..............................................        6,894           6,259           1.4
                                                     --------        --------         -----
                                                     $456,538        $436,617         100.0%
                                                     ========        ========         =====

-------------------------
(a) The ratings set forth above are based on the ratings assigned by Standard & Poor's.

Our equity portfolio consists of large capitalization corporate securities in various market segments. The real estate investments include our East Lansing, Michigan home office and satellite office in Lapeer, Michigan. We have also invested in a limited amount of income-producing office buildings and hold a site for future expansion and/or development, if necessary.

     The fixed income security portfolio is managed by one of our subsidiaries. The equity portfolio is managed by two non-affiliated equity managers.

     The following table sets forth information concerning our investments. In our financial statements, almost all stock and fixed income securities are carried at fair value as established by quoted market prices on secondary markets. Financial instruments included in other invested assets are carried at cost or remaining principal balances, which approximate their fair market value. The cost column in the table represents the original cost of stock, the original cost of fixed income securities as adjusted for amortization of premium and accretion of discount, and the unpaid balances for mortgage loans.

                            AT MARCH 31, 2000     AT DECEMBER 31, 1999    AT DECEMBER 31, 1998
                          ---------------------   ---------------------   ---------------------
                            COST     FAIR VALUE     COST     FAIR VALUE     COST     FAIR VALUE
                          --------   ----------   --------   ----------   --------   ----------
                                                 (DOLLARS IN THOUSANDS)
Fixed income securities:
  Held to maturity,
     states and
     political
     Subdivisions.......  $     --    $     --    $    980    $    988    $  1,000    $  1,069
                          ========    ========    ========    ========    ========    ========
Available-for-sale:
  U.S. governmental
     obligations........  $ 99,049    $ 93,965    $ 99,898    $ 95,006    $102,086    $102,582
  State and political
     subdivisions.......    60,373      57,997     126,451     123,029     123,172     125,271
  Corporate
     securities.........   273,356     261,929     198,340     186,316     207,102     210,039
  Mortgage-backed
     securities.........     6,773       6,652       7,189       7,084      15,911      16,233
  Other debt
     securities.........    16,987      16,074      16,725      15,868      16,941      17,297
                          --------    --------    --------    --------    --------    --------
                          $456,538    $436,617    $448,602    $427,303    $465,212    $471,422
                          ========    ========    ========    ========    ========    ========
Equity securities.......  $ 28,705    $ 40,632    $ 29,165    $ 41,661    $ 24,193    $ 30,268
                          ========    ========    ========    ========    ========    ========
Mortgage loans..........  $  4,705    $  4,705    $  7,002    $  7,002    $  5,159    $  5,159
                          ========    ========    ========    ========    ========    ========

     The table below sets forth the maturity profile of our combined fixed maturity investments as of March 31, 2000. Fixed maturities are carried at fair value in the consolidated financial statements of MICOA. Collateralized and asset-backed securities consist of mortgage pass-through holdings and securities backed by credit card receivables, auto loans and home equity loans. These securities follow a structured principal repayment schedules and are rated "AA" or better by Standard & Poor's. These securities are presented separately in the maturity schedule due to the inherent risk associated with prepayment.

                                                        AMORTIZED                  PORTION OF
                                                          COST       FAIR VALUE    FAIR VALUE
                                                        ---------    ----------    ----------
                                                                   (IN THOUSANDS)
1 year or less........................................  $ 12,004      $ 11,966         2.7%
More than 1 year through 5 years......................   130,879       126,959        29.1
More than 5 years through 10 years....................   257,737       243,930        55.1
More than 10 years....................................    49,146        47,110        10.8
Mortgage backed securities............................     6,773         6,652         1.5
                                                        --------      --------       -----
                                                        $456,538      $436,617       100.0%
                                                        ========      ========       =====

     The average duration of our fixed maturity investments, including collateralized and asset backed securities which are subject to paydown, as of March 31, 2000, was approximately 4.23 years. As a result, the market value of our investments may fluctuate significantly in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

     The following table summarizes MICOA's investment results for the three years ended December 31, 1999, 1998 and 1997, and for the three months ended March 31, 2000 and 1999.

                                             AT OR FOR THE
                                             THREE MONTHS          AT OR FOR THE YEAR ENDED
                                            ENDED MARCH 31,              DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
Fixed Maturity Securities:
  Average invested assets
  (including cash and short-term
     investments)(a)....................  $489,820   $495,467   $490,773   $490,441   $437,139
  Net investment income:
     Before income taxes................     7,417      7,230     28,664     28,406     27,718
     After income taxes.................     5,137      5,102     20,260     19,711     19,330
  Average annual return on investments:
     Before income taxes................      6.05%      5.84%      5.84%      5.70%      6.34%
     After income taxes.................      4.19%      4.12%      4.13%      4.02%      4.42%
  Net realized investment gains after
     income tax.........................      (715)       (27)       (64)     1,699         45
  Net increase (decrease) in unrealized
     gains on all fixed maturity
     investments after income taxes.....      (895)    (4,234)   (17,922)     3,031      5,982
Equity Securities:
  Average invested assets(b)............    41,044     31,815     32,651     29,476     22,958
  Net investment income:
     Before income taxes................        39         63        273        335        474
     After income taxes.................        29         46        201        247        349
  Average annual return on investments:
     Before income taxes................      0.38%      0.79%      0.77%      1.14%      2.06%
     After income taxes.................      0.28%      0.58%      0.56%      0.84%      1.52%
  Net realized investment gains after
     income tax.........................     1,217        332      1,266      4,502      1,052
  Net increase (decrease) in unrealized
     gains on all equity investments
     after income taxes.................       370         92      4,174        252      1,749

------------------------
(a) Fixed maturity securities at cost.

(b) Equity securities at market.

A.M. BEST RATING

     A.M. Best Company, an insurance rating agency, assigns an "A-" (Excellent) rating (its fourth highest rating category out of 15 categories) to MICOA. A.M. Best assigns "A" or "A-" ratings to companies which, in its opinion, have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating our financial and operating performance, A.M. Best reviews our reinsurance, the quality and estimated market value of our assets, the adequacy of our loss reserves, the adequacy of our surplus, our capital structure, the experience and competency of our management and our market presence. No assurance can be given that A.M. Best will not reduce our current rating in the future.

     A.M. Best ratings are not directed toward the protection of investors. As such, our A.M. Best rating should not be relied upon as a basis for an investment decision to purchase common stock.

INSURANCE REGULATORY MATTERS

     GENERAL. Insurance companies are subject to supervision and regulation in the states in which they transact business, relating to numerous aspects of their business and financial condition. The primary purpose of this supervision and regulation is to protect policyholders. The extent of such regulation varies, but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments.

     Michigan insurance companies such as MICOA are subject to supervision and regulation by the OFIS. The authority of the OFIS includes:

     - establishing standards of solvency which must be met and maintained by insurers,

     - licensing insurers and agents to do business,

     - establishing guidelines for the nature of and limitations on investments by insurers,

     - reviewing premium rates for various lines of insurance,

     - reviewing the provisions which insurers must make for current losses and future liabilities, and

     - reviewing transactions involving a change in control.

The OFIS also requires the filing of annual and other reports relating to the financial condition of insurance companies doing business in Michigan.

     Examinations are regularly conducted by the OFIS every three to five years. The OFIS's last examination of MICOA was on December 31, 1995. This examination did not result in any adjustments to the financial position of MICOA. In addition, there were no substantive qualitative matters indicated in the examination report that had a material adverse impact on the operations of MICOA. MICOA and its insurance subsidiaries are also subject to regulation by the Illinois insurance department, where we are also in good standing. The oversight by insurance departments includes review of rates and forms, as well as market conduct.

     HOLDING COMPANY REGULATION. Most states, including Michigan, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws permit the OFIS and any other relevant insurance departments to examine MICOA,

APCapital and their respective insurance subsidiaries at any time, to require disclosure of material transactions between MICOA and APCapital, and to require prior approval of sales or purchases of a material amount of assets and the payment of extraordinary dividends. All transactions within the holding company system between MICOA, APCapital and their respective subsidiaries must be fair and equitable. Under Michigan law, the maximum dividend that may be paid by MICOA to APCapital during any twelve-month period without prior approval of the OFIS is the greater of 10% of MICOA's statutory surplus as reported on the most recent annual statement filed with the OFIS, and the net income of MICOA for the period covered by such annual statement. At March 31, 2000, the amount available for payment of dividends without the prior approval of the OFIS is approximately $18 million.

     RISK-BASED CAPITAL REQUIREMENTS. In addition to state-imposed insurance laws and regulations, the OFIS administers the requirements adopted by the National Association of Insurance Commissioners, or NAIC, that require insurance companies to calculate and report information under a risk-based formula that attempts to measure capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, we first determine our risk-based capital base level by taking into account risks with respect to our assets and underwriting risks relating to our liabilities and obligations. We then compare our "total adjusted capital" to the base level. Our "total adjusted capital" is determined by subtracting our liabilities from our assets in accordance with rules established by the OFIS.

     The following table highlights the ramifications of the various ranges of non-compliance. The ratios represent the relationship of a company's total adjusted capital to its risk-based capital base level.

RATIO AND CATEGORY                                              ACTION
------------------                            ------------------------------------------
2.0 or more                                   None - in compliance
1.5 - 1.99: Company Action                    Company must submit a comprehensive plan
                                              to the regulatory authority discussing
                                              proposed corrective actions to improve the
                                              capital position
1.0 - 1.49: Regulatory Action                 Regulatory authority will perform a
                                              special examination of the company and
                                              issue an order specifying corrective
                                              actions that must be taken
0.7 - 0.99: Authorized Control                Regulatory authority may take any action
                                              if deems necessary, including placing the
                                              company under regulatory control
Less than 0.7: Mandatory Control              Regulatory authority is required to place
                                              the company under regulatory control

     MICOA's ratio has always exceeded 2.0 in the past, but there can be no assurance that the requirements applicable to MICOA will not increase in the future. As of December 31, 1999, MICOA's risk-based capital base level was $45.9 million and its total adjusted capital was $179.8 million, for a ratio of 3.9.

     IRIS REQUIREMENTS. The NAIC has also developed a set of financial ratios, referred to as the Insurance Regulatory Information System, or IRIS, for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings.

     For 1999 and 1998 our results were within the acceptable range for all IRIS tests. For 1999, MICOA's IRIS ratios were as follows:

                                                            NAIC UNUSUAL     MICOA RESULTS
IRIS RATIOS                                                    VALUES          FOR 1999
-----------                                                 -------------    -------------
                                                            OVER    UNDER
  1   Gross Premiums to Surplus...........................  900                  124.4
  1A  Net Premium to Surplus..............................  300                     83
  2   Change in Net Writings..............................   33      -33           6.9
  3   Surplus Aid to Surplus..............................   15                     --
  4   Two-Year Overall Operating Ratio....................  100                   96.4
  5   Investment Yield....................................   10      4.5             5
  6   Change in Surplus...................................   50      -10             8
  7   Liabilities to Liquid Assets........................  105                   97.1
  8   Agents' Balances to Surplus.........................   40                    2.2
  9   One-Year Reserve Development to Surplus.............   20                  (13.5)
 10   Two-Year Reserve Development to Surplus.............   20                  (26.4)
 11   Estimated Current Reserve Deficiency to Surplus.....   25                    5.1

     GUARANTY FUND. We participate in various guaranty associations in the states in which we write business, which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the associations are authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. MICOA makes accruals for its portion of assessments when notified of assessments by the associations.

     CHANGE IN CONTROL. The Michigan Insurance Code requires that the OFIS receive prior notice of and approve a change of control for either MICOA or APCapital. The Michigan Insurance Code contains a complete definition of "control." In simplified terms, a person, corporation, or other entity would obtain "control" of MICOA or APCapital if they possessed, had a right to acquire possession, or had the power to direct any other person acquiring possession, directly or indirectly, of 10% or more of the voting securities of either company. To obtain approval for a change of control, the proposed acquiror must file an application with the OFIS containing detailed information such as the identity and background of the acquiror and its affiliates, the sources of and amount of funds to be used to effect the acquisition, and financial information regarding the proposed acquiror.

BUSINESS SEGMENT INFORMATION

     See Note 17 to Consolidated Financial Statements for information regarding our business segments.

EMPLOYEES

     As of March 31, 2000, we had 282 employees. None of the employees are covered by a collective bargaining unit and we believe that employee relations are good.

LITIGATION

     We are not currently subject to any material litigation. As insurers, we have many routine matters in current litigation. We do not expect these routine cases to have a material adverse effect on our financial condition and results of operations.

PROPERTIES

     We own two office buildings, one in Lapeer, Michigan (30,000 square feet) and our home office in East Lansing, Michigan (89,000 square feet). We acquired the Lapeer building through our merger with State Mutual Insurance Company. It currently houses our personal and commercial operations. With the wind-down of the personal and commercial line of business, we plan to sell or lease the Lapeer building.

     We lease office space as needed in our major markets to provide a local presence. In addition, we have begun to lease additional space to address capacity issues with our current home office building. Our leases tend to be approximately five years in length. We currently lease space in East Lansing, Michigan; Chicago, Illinois; Louisville, Kentucky; Boca Raton, Florida; Eden Prairie, Minnesota; and Albuquerque, New Mexico. We currently have approximately 88,000 square feet under lease.

     We also own various real estate investment properties as part of our investment portfolio.

                                   MANAGEMENT

     Set forth below is information about the directors and executive officers of APCapital and MICOA.

                NAME                   AGE                 POSITION
                ----                   ---                 --------
Thomas Robert Berglund, M.D. ........  66    Director of APCapital and MICOA
William B. Cheeseman.................  58    Director, President and Chief
                                             Executive Officer of APCapital and
                                             MICOA
Billy Ben Baumann, M.D. .............  63    Director of APCapital and MICOA
Myron Emerick, D.O. .................  67    Director of APCapital and MICOA
AppaRao Mukkamala, M.D. .............  54    Director of APCapital and MICOA
Lloyd A. Schwartz....................  72    Director of APCapital and MICOA
Stephen L. Byrnes....................  58    Vice President and Chief Marketing
                                             Officer of MICOA
Frank H. Freund......................  39    Vice President, Treasurer and Chief
                                             Financial Officer of APCapital and
                                             MICOA
Robert J. Kellogg....................  45    Vice President and Chief Operating
                                             Officer of MICOA
Margo C. Runkle......................  41    Vice President and Chief Human
                                             Resources Officer of MICOA
Dawn L. Shattuck.....................  47    Vice President and Chief Information
                                             Officer of MICOA

BOARD OF DIRECTORS OF APCAPITAL

     The business of APCapital is managed under the direction of APCapital's board of directors. According to the articles of APCapital, directors will be divided into three equally-sized classes, designated Class I, Class II and Class
III. At the 2001 annual meeting of the shareholders, Drs. Emerick and Mukkamala, who are the Class I directors, will be elected for a one-year term, Mr. Schwartz and Dr. Baumann, who are the Class II directors, will be elected for a two-year term and Dr. Berglund and Mr. Cheeseman, who are the Class III directors, will be elected for a three-year term. At each succeeding annual meeting of shareholders beginning in 2001, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Each director will hold office until a successor is elected and qualified, or until they resign or are removed. The board of directors of APCapital may establish reasonable compensation for their services by majority vote, and will do so following the conversion. Set forth below is information about the directors of APCapital.

THOMAS ROBERT BERGLUND, M.D., current chairman of MICOA's board of directors, has been a member of the MICOA board since 1985 and a member of the APCapital board since July 2000. Dr. Berglund practices family medicine in Portage, Michigan. Dr. Berglund has been a member of the board of directors of the Michigan State Medical Society since 1977, serving as chairman from 1981 to 1985 and president from 1986 to 1987.

WILLIAM B. CHEESEMAN was named president and chief executive officer of MICOA in 1999 and of APCapital in July 2000. He has been a director of MICOA since May 2000 and of APCapital since July 2000. Mr. Cheeseman guided the establishment of Michigan Physicians Mutual Liability Company, now MICOA, in 1975. From 1975 until assuming his current position with MICOA, Mr. Cheeseman was a principal in the Stratton-Cheeseman Management Company, which managed MICOA until being acquired by it as of October 31, 1999.

BILLY BEN BAUMANN, M.D. is the first vice chairman of MICOA's board of directors and has been a board member since 1988. He became a director of APCapital in July 2000. Dr. Baumann is a pathologist and former chief of staff at Pontiac General Hospital, in Pontiac, Michigan, and is currently president of the Michigan State Medical Society.

MYRON EMERICK, D.O. is a physician in general practice. He has been a member of the MICOA board since 1985. He became a director of APCapital in July 2000.

APPARAO MUKKAMALA, M.D., a board certified radiologist, has been a member of the MICOA board of directors since 1995. He became a director of APCapital in July 2000.

LLOYD A. SCHWARTZ is a certified public accountant and has served as the deputy receiver/rehabilitator of two Michigan-based insurance companies since 1993. Mr. Schwartz has also served as a technical reviewer for the Michigan Association of Certified Public Accountants Peer Review Program since 1990. Prior to 1990, Mr. Schwartz was a partner with the accounting firm of Coopers & Lybrand LLP, where he specialized in audits of insurance companies. Mr. Schwartz is also a member of the Board of Directors of Franklin Financial Corporation. He became a director of APCapital in July 2000.

EXECUTIVE OFFICERS

     The executive officers of APCapital and MICOA serve at the pleasure of the board and are elected or appointed by the respective board of directors at each of its annual meetings following the annual meeting of shareholders.

     For information with respect to Mr. Cheeseman, see "Management -- Board of Directors of APCapital" above.

STEPHEN L. BYRNES is the vice president and chief marketing officer of MICOA. Prior to joining MICOA, Mr. Byrnes was vice president and chief marketing officer at Norwest Corporation, in Minneapolis, Minnesota from 1983 to 1989, and then served as President of Norwest Insurance Inc. from 1989 until joining MICOA in his current position in 1994.

FRANK H. FREUND is the vice president, treasurer and chief financial officer of MICOA, and has held that position since September 1997. He became treasurer and chief financial officer of APCapital in July 2000. Mr. Freund's previous employment includes working with the Michigan practice of Deloitte & Touche LLP from October 1994 to September 1997, serving as an audit senior manager in that firm's insurance and health care business insurance services group.

ROBERT J. KELLOGG is the chief operating officer of MICOA. Mr. Kellogg served as president and chief executive officer of State Mutual Insurance Company from July 1995 until its merger with MICOA in January 1998, at which time he joined MICOA in the position of regional director. Mr. Kellogg assumed his current position with MICOA in September 1998.

MARGO C. RUNKLE is the chief human resources officer of MICOA. Ms. Runkle joined MICOA in August 1994, serving as director of enterprise systems and director of systems development until

August 1997, when she left to pursue a doctorate in organizational behavior. Ms. Runkle returned to MICOA in her current position in October 1998.

DAWN L. SHATTUCK is the chief information officer of MICOA. Prior to joining MICOA in her current position in October 1999, Ms. Shattuck served as chief information officer for the State of Michigan Family Independence Agency, beginning in March 1997. From October 1994 to March 1997, Ms. Shattuck was director of management information systems for the State of Michigan House of Representatives.

MANAGEMENT COMPENSATION

     SUMMARY. The executive officers of APCapital have received no compensation from APCapital since its formation. From January 1, 1999 through October 31, 1999, compensation was paid by Stratton-Cheeseman Management Company. Thereafter all compensation was paid by MICOA. The following table sets forth certain information regarding the compensation of MICOA's chief executive officer and the four other most highly compensated executive officers of MICOA for 1999 whose salary and bonus exceeded $100,000 in 1999.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION
                                            ---------------------------
                                                     SALARY      BONUS        ALL OTHER
       NAME AND PRINCIPAL POSITION          YEAR      ($)         ($)      COMPENSATION(A)
       ---------------------------          ----    --------    -------    ---------------
William B. Cheeseman,
  President and Chief Executive Officer...  1999    $231,995         --        $20,982
Robert J. Kellogg,
  Vice President and Chief Operating
  Officer.................................  1999     187,528    $50,000         70,479
Frank H. Freund,
  Vice President, Treasurer and Chief
  Financial Officer.......................  1999     180,115     50,000         21,928
Stephen L. Byrnes,
  Vice President and Chief Marketing
  Officer.................................  1999     120,013     55,000         21,335
Margo C. Runkle,
  Vice President and Chief Human Resources
  Officer.................................  1999     105,019     50,000         16,322

(a) The amounts included in "All Other Compensation" for the named executive officers are as follows:

NAME                                                 401(K)    PENSION    MOVING
----                                                 ------    -------    -------
William B. Cheeseman...............................     --     $20,982         --
Stephen L. Byrnes..................................   $353      20,982         --
Frank H. Freund....................................    946      20,982         --
Robert J. Kellogg..................................    802      20,982    $48,695
Margo C. Runkle....................................    565      15,757         --

     EMPLOYEE CONTRACTS. We have an employment agreement with Mr. Cheeseman, dated as of October 27, 1999. The agreement provides for a term expiring on October 27, 2009, at a level of compensation including a base salary, incentive plan, discretionary bonus and fringe benefits agreed upon annually by us and Mr. Cheeseman. The agreement provides that it will terminate upon Mr. Cheeseman's death or total disability or that we may terminate the agreement for cause. The agreement contains a covenant not to compete during the term of the agreement and for a period of two years following termination.

     We also have an employment agreement with Mr. Byrnes dated as of April 14, 1997. The agreement provides for a base salary of $110,000 during 1997 with annual increases indexed to annual increases in the Consumer Price Index. In the event we terminate the agreement, except for cause, we must pay severance pay of up to 120% of Mr. Byrnes' base salary plus a portion of the bonus paid to Mr. Byrnes in the year previous to termination. Mr. Byrnes may terminate the agreement at any time, with or without cause, upon two weeks' written notice. The agreement contains a covenant not to compete during its term and for a period of two years following termination.

     The employment agreement with Robert J. Kellogg became effective in 1997 and continues for an initial term of five years. Upon expiration of the initial five year term, the agreement automatically renews for successive one year terms unless either party gives six months prior written notice of nonrenewal. The agreement provides for an annual salary of $180,000 and for payment of bonuses at the discretion of the board of directors. In the event we terminate Mr. Kellogg's employment without cause, we owe Mr. Kellogg severance pay equal to two times his current salary, plus two times the bonus compensation paid in the year previous to termination. Mr. Kellogg may also terminate the agreement at any time, with or without cause, upon thirty days' prior written notice.

   STOCK COMPENSATION PLAN

     GENERAL. Directors, officers, employees and consultants of APCapital and its subsidiaries will be eligible to participate in the Stock Compensation Plan. The plan provides for the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units and performance awards at any time prior to June 28, 2010. An aggregate of 1,200,000 shares of APCapital common stock will be initially reserved for issuance under the plan.

     ADMINISTRATION. The plan will be administered by the board of APCapital or a committee of two or more non-employee directors who also constitute "outside directors" (as defined under Section 162(m) of the Internal Revenue Code). The board or committee generally has the power to select the recipients of awards, determine the terms of awards and amend or terminate the plan at any time without the approval of APCapital's shareholders, so long as any amendment does not increase the number of shares available under the plan or change the provisions relating to eligibility for grants. If the board or committee determines in its sole discretion that a change in control has occurred, any outstanding option shall become immediately exercisable in full, the remaining restricted period on any restricted stock award or restricted stock unit shall lapse, and the performance requirements for a performance award will be deemed to have been satisfied in full.

     Options granted under the plan may be either incentive stock options under
Section 422 of the Internal Revenue Code or nonqualified stock options. The exercise price will be determined by the committee and must not be less than the fair market value of the shares on the date of grant. The exercise price must be at least 110% of fair market value if the recipient is the holder of more than 10% of APCapital's stock. Options granted under the plan become exercisable at such times as the board or committee may determine and will not exceed ten years. The aggregate fair market value, determined on the grant date, of stock with respect to which incentive stock options may first become exercisable for a holder during any calendar year may not exceed $100,000.

     Payment for shares to be acquired upon exercise of options granted under the plan may be made in cash, by check or, at the discretion of the board or committee, a holder may exercise an option through a cashless exercise procedure whereby the holder provides an option exercise notice to us and simultaneously irrevocably instructs a broker to sell a sufficient number of the shares from the option exercise to pay the option exercise price and accompanying taxes. In addition, at the committee's discretion, shares held by the holder for at least six months may be tendered to us to pay the exercise price and tax withholding obligations, if any.

     RESTRICTED STOCK AWARDS AND RESTRICTED STOCK UNITS. The plan also provides for the grant of restricted stock or restricted stock units. Shares of restricted stock and restricted stock units will initially be non-transferable and will become transferable upon fulfillment of conditions established by the committee at the time of grant. An award of restricted stock or restricted stock units may also be subject to vesting or other restrictions, which may include performance goals. All of the terms relating to vesting or other restrictions, including performance goals, and the termination of the restriction period relating to a restricted stock award or restricted stock unit, will be determined by the board or committee and set forth in the agreement relating to such restricted stock award or restricted stock unit. The holder of shares of restricted stock will have rights as a shareholder of APCapital, including the right to vote and receive dividends with respect to the shares of restricted stock.

     If a holder of a restricted stock award or restricted stock unit terminates employment or services for any reason other than retirement, death or disability, the holder's shares of restricted stock or restricted stock unit still subject to the restricted period will expire. However, the board or committee, in its sole discretion, may waive the restrictions remaining on any or all shares of a restricted stock award or restricted stock units and add such new restrictions to such shares of restricted stock or restricted stock units as it deems appropriate. In the event of a holder's retirement, death or disability, the restricted period remaining on any outstanding restricted stock awards or restricted stock units will be deemed to have lapsed as of the occurrence of such event.

     PERFORMANCE AWARDS. The plan also provides for the grant of performance awards. Each performance award is a right, contingent upon the attainment of performance goals within a specified performance period, to receive shares of common stock, which may be restricted stock, or the fair market value of such shares in cash. All of the terms relating to the satisfaction of performance goals, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award, and any other terms and conditions of any performance award, including the effect upon such award of termination of the holder's employment, directorship and/or consulting relationships, will be determined by the board or committee.

     INCOME TAX CONSEQUENCES. Under the Internal Revenue Code as now in effect, at the time an incentive stock option is granted or exercised, the holder will not be deemed to have received any income, and we will not be entitled to a deduction. The difference between the exercise price and the fair market value of the APCapital shares on the date of exercise is a tax preference item, which may subject the holder to the alternative minimum tax in the year of exercise. The holder of an incentive stock option generally will be accorded capital gain or loss treatment on the disposition of the stock acquired upon exercise, provided the disposition occurs more than two years after the date of grant and more than one year after exercise. A holder who disposes of shares acquired by exercise of an incentive stock option prior to the expiration of the foregoing holding periods realizes ordinary income upon the disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the disposition price. To the extent ordinary income is recognized by the holder, we are permitted to deduct a corresponding amount as compensation expense.

     Upon the exercise of a nonqualified stock option, a holder will generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. Upon withholding for income and employment taxes, we will receive a corresponding compensation deduction. When the holder disposes of the shares acquired upon exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as capital gain.

     A participant who receives a restricted stock or performance share award realizes ordinary income equal to the fair market value of the stock on the date the restrictions lapse or the date of receipt, respectively, and, upon withholding for income and employment taxes, we will receive a compensation tax deduction equal to the ordinary income realized by the participant.

     CONTEMPLATED GRANTS. The following table describes the number of option shares and restricted shares which we expect to be granted under the Stock Compensation Plan to the persons and groups listed in the table as of the effective date of the conversion.

                               NEW PLAN BENEFITS

                     NAME AND POSITION                          OPTION SHARES    RESTRICTED SHARES
                     -----------------                          -------------    -----------------
William Cheeseman, President and Chief Executive Officer....
Robert Kellogg, Vice President and Chief Operating
  Officer...................................................
Frank Freund, Treasurer and Chief Financial Officer.........
Steven Byrnes, Vice President and Chief Marketing Officer...
Margo Runkle, Vice President and Chief Human Resources
  Officer...................................................
Executive Group (6 persons).................................
Non-Executive Director Group (5 persons)....................
Non-Executive Employee Group (approximately 250 persons)....

                           OWNERSHIP OF COMMON STOCK

     Only one share of APCapital is currently outstanding. It was issued to William B. Cheeseman for $15.50 in connection with the incorporation of APCapital. The directors and executive officers have indicated that they intend to purchase in the subscription offering the number of shares set forth in the following table.

NAME                                                      NUMBER OF SHARES
----                                                      ----------------
Billy Ben Baumann, M.D. ................................
Thomas Robert Berglund, M.D. ...........................
Stephen L. Byrnes.......................................
William B. Cheeseman....................................
Myron Emerick, D.O. ....................................
Frank H. Freund.........................................
Robert J. Kellogg.......................................
AppaRao Mukkamala, M.D. ................................
Margo C. Runkle.........................................
Lloyd A. Schwartz.......................................
Dawn L. Shattuck........................................

                              CERTAIN TRANSACTIONS

     Prior to October 31, 1999, we operated under a management agreement with Stratton-Cheeseman Management Company, or SCMC, pursuant to which SCMC was the employer of all personnel who processed and managed our business. SCMC was 95% owned by William B. Cheeseman, our President and Chief Executive Officer and a member of the board of directors of APCapital and MICOA. Effective October 31, 1999, we purchased all of the outstanding stock of SCMC for $19.5 million, consisting of $9.5 million in cash and a commitment to pay $10 million in installments over the next 9 years without interest. Payments begin April 30, 2001 and are to be made annually thereafter. Annual payments will increase or decrease by $200,000 for each half-grade level increase or decrease, respectively, in our A.M. Best Company rating during the term of the payments. In the event of voluntary termination of employment with MICOA by Mr. Cheeseman, he will forfeit any remaining unpaid balance of our obligation. If we terminate Mr. Cheeseman's employment or if he dies or becomes disabled, payments due Mr. Cheeseman will be accelerated.

     The aggregate amount paid to SCMC during 1999, 1998 and 1997 approximated $29.5 million, $30.1 million and $18.5 million, respectively, including management fees of $3.2 million, $2.5 million and $2.1 million, respectively. The remaining amounts paid in these years related to pass-through costs, primarily for compensation costs and related employee benefit expenses.

     We also have a relationship with SCW Agency Group, Inc. and its wholly owned subsidiary, Kentucky Medical Agency, Inc. These agencies are 71.25% owned by Mr. Cheeseman. They provide sales and marketing services to us in Michigan and Kentucky with respect to our medical professional liability insurance. Until January 2000, this agency had the exclusive right to market our medical professional liability insurance in Michigan and Kentucky in exchange for enhanced service and commission rates that are lower than prevailing market rates. As of January 2000, the contract was modified to remove the exclusivity and to modestly increase commission rates. The commission rates paid in Michigan and Kentucky are 5.5% and 13.0%, respectively, which are lower than rates we pay to other agencies with regard to medical professional liability insurance. Premiums sold by the agencies during 1999, 1998 and 1997 totaled $71.9 million, $62.5 million and $65.5 million, respectively, representing 37.9%, 40.0% and 50.5% of our total premiums written during such years. We paid commissions on these premiums to the agencies of $4.8 million, $4.0 million and $2.4 million during 1999, 1998 and 1997, respectively.

     Effective January 1997, the board of directors of KMIC approved the sale of its wholly owned subsidiary, KMA Insurance Agency, Inc. for $705,292 to SCW Agency Group, Inc. The sale consisted of a downpayment of $176,573 with the balance to be paid in five equal installments of $105,944, plus interest at the current prime rate.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     APCapital is authorized to issue 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. A total of 1,200,000 shares of common stock are reserved for issuance under the stock compensation plan and approximately 50,000 shares are being contributed to employee accounts in our 401(k) plan. APCapital does not currently plan to pay dividends. As a shareholder, you would be entitled to receive a proportionate share of any dividends declared by the board of directors, and to one vote per share on all matters submitted to a vote of the shareholders of APCapital. See "Dividend Policy."

     In an election of directors, you would not have the right to accumulate all of your votes and vote them for one director. Rather, the holders of a majority of the outstanding shares will have the power to elect all of the directors and the remaining holders will not have the power to elect any directors. In addition, APCapital would not be required to offer any additional shares to you for sale before selling shares to the public or any other shareholder. Your shares would not give you any right to convert them into any other security or to require APCapital to repurchase them from you. If APCapital is liquidated or dissolved, you would be entitled to receive your proportionate share of the net assets of APCapital after the payment of all of its creditors and all holders of its securities which have rights to receive payment before holders of common stock. When the shares are paid for in full and issued to you upon completion of the conversion, you will not be required to pay additional money to APCapital solely by virtue of your ownership of common stock. Additional shares of authorized common stock or preferred stock may be issued, as determined by the board of directors of APCapital from time to time, without shareholder approval, except as may be required by applicable stock exchange requirements or applicable law.

LIMITATION ON RESALES

     The common stock issued in the conversion to persons other than officers and directors of MICOA or APCapital will be freely transferable under the Securities Act. Shares issued to officers and directors may not be transferred for a period of one year from the effective date of the conversion pursuant to the provisions of the Michigan Insurance Code. Share certificates issued to officers and directors will bear a legend giving appropriate notice of these restrictions and we will give instructions to the transfer agent for the common stock with respect to these transfer restrictions. Any shares issued to officers and directors as a stock dividend, stock split or otherwise during the one year period with respect to these shares will be subject to the same restriction.

     Participation in the subscription offering or best efforts offering by persons who are associated with a broker or dealer is only permissible in accordance with, and subject to the limitations of, Rule 2110 of the Conduct Rules of the National Association of Securities Dealers, Inc. or NASD, and the "Free-Riding and Withholding Interpretation" promulgated thereunder. In general, "associated with a broker/dealer" includes (1) every officer, director, general partner, employee or agent of a broker/dealer that is a member of the NASD, (2) every sole proprietor, partner, officer, director, or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member, whether or not any such person is registered or exempt from registration with the NASD and (3) any immediate family member of any such person; and "immediate family" includes parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children and any other person who is supported, directly or indirectly, to a material extent by any person referred to in clause (1) or (2).

RESTRICTIONS ON ACQUISITION OF AND BUSINESS COMBINATIONS BY APCAPITAL

     Michigan law contains provisions that may, in conjunction with the articles of incorporation of APCapital, have the effect of impeding a change of control of APCapital. These provisions may have the effect of discouraging a future takeover attempt which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then-current market price. As a result, shareholders who desire to participate in such a transaction may not have an opportunity to do so. The following is a summary of the provisions of Michigan corporate law relating to these restrictions. See "Business -- Insurance Regulatory Matters" for a description of restrictions on the acquisition of a controlling interest in APCapital contained in the Michigan Insurance Code.

     Chapter 7A of the Michigan Business Corporation Act, which applies to APCapital, contains provisions that generally require that business combinations between a corporation which is subject to Chapter 7A and an owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast, other than voting shares owned by the 10% owner. The high vote requirements will not apply if (1) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (2) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

     Chapter 7B of the Michigan Business Corporation Act, which also applies to APCapital, provides that "control shares" acquired in a "control share acquisition" have no voting rights except as granted by the shareholders of the company. "Control shares" are outstanding shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the company. A "control share acquisition" generally must be approved by a majority of the votes cast by shareholders entitled to vote, excluding shares owned by the acquiror and officers and employee-directors of the company.

PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS; ANTI-TAKEOVER EFFECTS

     The following discussion is a summary of certain provisions of the articles of incorporation and bylaws of APCapital which may be deemed to have an "anti-takeover" effect. These provisions should be given careful attention. The following description is necessarily general and is qualified in its entirety by reference to the articles and bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

     ISSUANCE OF PREFERRED STOCK. The board of directors of APCapital are authorized by the articles, from time to time to issue preferred APCapital shares in one or more series, each series to bear a distinctive designation and to have such relative rights, powers, preferences, limitations and restrictions as shall be determined by the board in the resolution or resolutions providing for the issuance of the preferred shares. We cannot state the actual effect of any issuance of preferred shares upon the rights of holders of APCapital's common stock because the board has not determined to issue any preferred shares, or any issuance price or prices, terms or rights related to preferred shares. However, such effects might include:

     - Restrictions on common stock dividends if dividends for preferred shares have not been paid,

     - Dilution of voting power and equity interest of existing holders of common stock to the extent that any series of preferred shares has voting rights or would acquire voting rights upon the occurrence of certain events (such as failure to pay dividends for a specific period) or that any series of preferred shares is convertible into common stock, and

     - Current holders of common stock not being entitled to share in APCapital's assets upon liquidation, dissolution or winding-up until satisfaction of any liquidation preferences granted to any series of preferred shares.

     AMENDMENT OF ARTICLES AND BYLAWS. Generally, under Michigan corporate law, a company's articles may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote or a majority of the directors then in office. APCapital's articles provide that amendment of its articles provisions regarding the election of board members, amendment of the articles or bylaws, or action by consent in lieu of a meeting, or any other amendment to the articles that has the effect of modifying or permitting circumvention of those provisions requires the affirmative vote of the holders of not less than two-thirds of the then outstanding shares of APCapital's capital stock entitled to vote at a duly called and held meeting. The notice of meeting must include notice of the proposed articles revision. A two-thirds vote is not required for amendment of these articles provisions, however, if the amendment is recommended to the shareholders by not less than three-fourths of the board, in which case the amendment only requires the vote necessary under Michigan law.

     APCapital's bylaws can be amended by the directors or by APCapital's shareholders with the affirmative vote of the holders of not less than two-thirds of the then outstanding shares of capital stock entitled to vote at a duly called and held meeting. The notice of meeting must include notice of the proposed bylaws revision.

     BOARD OF DIRECTORS. APCapital's articles provide that the size of the board will be not less than three nor more than fifteen directors, with the exact number of directors determined from time to time by affirmative vote of the majority of directors then in office. At any meeting of the directors, a majority of the directors then in office constitutes a quorum for the transaction of business. APCapital will have a staggered board. Consequently, at least two annual meetings will normally be required to effect a change in the composition of a majority of the board. See "Management -- Board of Directors of APCapital."

     LIMITATIONS ON SPECIAL MEETINGS. Special meetings of APCapital's shareholders may be called by the board, the chairman of the board or the president. A special meeting must be called at the written request of shareholders holding two-thirds of the shares of APCapital's stock outstanding and entitled to vote. The request must state the purpose for which the meeting is to be called.

     ACTION BY CONSENT. Any action that can be taken by APCapital's shareholders at a meeting can be taken by written consent only if the consent is signed by the holders of all of the outstanding shares of APCapital's capital stock entitled to give consent.

INDEMNIFICATION AND LIMITATION OF LIABILITY MATTERS

     The bylaws of APCapital require it to reimburse its directors and officers to the fullest extent permitted by law for expenses, judgments, penalties, fines and settlements in connection with legal proceedings to which the director or officer is a party due to their service in any capacity at

APCapital's request. If the legal proceeding is brought by APCapital or on its behalf, APCapital's reimbursement obligation is limited to expenses and settlements. In either case, the director or officer must be found to have acted in good faith and in a manner they believed to be in APCapital's and its shareholders' best interest or not opposed to APCapital's or its shareholders' best interest. If the proceeding is a criminal proceeding, APCapital must reimburse the director or officer only if they had no reasonable cause to believe their conduct was unlawful.

     As permitted by law, the articles of incorporation of APCapital generally limit the personal liability of its directors to APCapital and its shareholders for breach of their fiduciary duty. The articles of incorporation, however, do not eliminate or limit the liability of a director for any of the following:

     - the amount of a financial benefit received by a director to which he or she is not entitled;

     - intentional infliction of harm on the corporation or its shareholders;

     - a violation of Section 551 of the Michigan Business Corporation Act relating to improper distributions; or

     - an intentional criminal act.

     As a result of this provision, shareholders of APCapital may be unable to recover damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain an injunction with respect to such actions. APCapital has been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT

                    will act as transfer agent and registrar for the common stock after the conversion.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following discussion is a summary of the material federal income tax considerations relevant to the conversion, this offering and policyholders. It is based on a tax opinion received from PricewaterhouseCoopers LLP. The summary does not discuss all the potential federal income tax effects, nor does it discuss any other type of tax law ramifications. The analysis assumes that if you buy common stock, you will own it as an investment, or "capital asset" as the term is defined in the Internal Revenue Code.

     The discussion is based upon current law and relevant interpretations, all of which are subject to change at any time. In addition, the tax opinion notes that the issues it discusses are not addressed by any direct authorities or binding precedent. The IRS rulings on which the opinion is based are likewise subject to change at any time. Any changes could be retroactively applied in a manner that could adversely affect policyholders, holders of common stock or APCapital.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING AND EXERCISING SUBSCRIPTION RIGHTS AND HOLDING COMMON STOCK, AND CONCERNING ANY TAX CONSEQUENCES TO YOU OF THE CONVERSION OTHER THAN FEDERAL INCOME TAX CONSEQUENCES.

SUBSCRIPTION RIGHTS

     Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law which are not addressed by any direct authorities. The tax opinion provides that:

          (1) the eligible policyholders should be treated as transferring their voting rights and rights to share in any assets of MICOA to APCapital in exchange for the subscription rights, and that therefore, an eligible policyholder should recognize gain to the extent that the fair market value of the subscription rights received, if any, exceeds the cost basis of such eligible policyholder in the rights surrendered therefor;

          (2) an eligible policyholder who acquires common stock by exercising a subscription right should have a basis in such common stock equal to the amount of cash paid therefor plus the basis in the subscription right, if any; and

          (3) the applicable holding period for such common stock should commence on the day the subscription right is exercised.

     We have received a letter from RP Financial, LC, stating its belief that the subscription rights do not have any fair market value, based on the facts that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock in the best efforts offering and is expected to be the same price as the purchase price for the shares in the firm commitment underwritten offering. The letter of RP Financial is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

MATERIAL TAX EFFECTS TO APCAPITAL

     The tax opinion also states, among other things, that the conversion should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. As a result, no gain or loss should be recognized by MICOA as a result of the conversion. The tax opinion further states that:

          (1) APCapital should recognize no gain or loss on its granting of subscription rights to eligible policyholders and should recognize no gain or loss on the lapse of a subscription right;

          (2) no gain or loss should be recognized by APCapital on the receipt of cash or other property in exchange for its stock;

          (3) APCapital should have a basis in the stock of MICOA equal to the amount paid for it; and

          (4) MICOA should recognize no gain or loss on receipt of property in exchange for its stock.

                                 LEGAL MATTERS

     Legal matters with respect to the common stock being offered by this prospectus will be passed on for APCapital by Dykema Gossett PLLC, Detroit, Michigan. The underwriters are represented by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The consolidated balance sheets of MICOA as of December 31, 1999 and 1998, and the consolidated statements of income, surplus and comprehensive income and cash flows for each of the years in the three year period ended December 31, 1999, have been included in this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. PricewaterhouseCoopers LLP has further consented to the publication in this prospectus of the summary of its tax opinion under the caption "Federal Income Tax Consequences" and to the use of its name and statements with respect to it appearing in this prospectus.

     RP Financial, LC has reviewed and approved the statements in this prospectus as to the valuation analysis letter, the estimated pro forma market value of APCapital and the value of the subscription rights to purchase common stock, and consents to the use of its name and statements with respect to it appearing in this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE(S)
                                                                -------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT ACCOUNTANTS.........................      F-2
  Balance Sheets as of December 31, 1999 and 1998...........      F-3
  Statements of Income for the years ended December 31,
     1999, 1998 and 1997....................................      F-4
  Statements of Surplus and Comprehensive Income for the
     years ended December 31, 1999, 1998 and 1997...........      F-5
  Statements of Cash Flows for the years ended December 31,
     1999, 1998 and 1997....................................      F-6
  Notes to Consolidated Financial Statements................      F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
  THE THREE MONTHS ENDED
  MARCH 31, 2000 AND 1999
  Balance Sheets............................................     F-21
  Statements of Income for the three months ended
     March 31, 2000 and 1999................................     F-22
  Statements of Cash Flows for the three months ended
     March 31, 2000 and 1999................................     F-24
  Notes to Condensed Consolidated Financial Statements......     F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Mutual Insurance Corporation Of America

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, surplus and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mutual Insurance Corporation Of America and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan
February 17, 2000

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                    1999            1998
                                                                ------------    ------------
ASSETS
Investments
  Fixed maturities
     Held-to-maturity, at amortized cost                        $    980,000    $  1,000,000
     Available-for-sale, at fair value                           427,302,753     471,422,020
  Equity securities, at fair value                                41,660,956      30,267,882
  Other investments                                               38,857,447       9,337,778
                                                                ------------    ------------
       Total investments                                         508,801,156     512,027,680
Cash and cash equivalents                                         33,093,240      36,636,949
Accrued investment income                                          7,428,800       7,139,181
Premiums receivable                                               51,149,675      40,434,242
Reinsurance recoverable                                           65,896,671      51,577,447
Prepaid reinsurance premiums                                       9,366,824       8,061,113
Deferred policy acquisition costs                                  9,405,730       6,238,880
Federal income taxes recoverable                                  35,486,271       6,278,315
Deferred federal income taxes                                     34,548,769      26,870,654
Property and equipment, net of accumulated depreciation of
  $7,906,836 in 1999 and $6,542,535 in 1998                       16,087,411      15,354,519
Goodwill, net of accumulated amortization of $1,634,418 in
  1999 and $902,329 in 1998                                       18,808,738       1,818,969
Other assets                                                       4,316,479       3,158,569
                                                                ------------    ------------
       TOTAL ASSETS                                             $794,389,764    $715,596,518
                                                                ============    ============
LIABILITIES
Unpaid losses and loss adjustment expenses                      $457,071,989    $422,986,570
Unearned premiums                                                 85,589,766      74,910,961
Premiums received in advance                                       3,094,359       2,924,007
Ceded reinsurance payable                                         12,348,359      13,073,688
Note payable, officer (Note 4)                                     7,373,000              --
Accrued expenses and other liabilities                            20,125,956      12,948,919
                                                                ------------    ------------
       Total liabilities                                         585,603,429     526,844,145
                                                                ------------    ------------
COMMITMENTS AND CONTINGENCIES
SURPLUS
Accumulated other comprehensive income Net unrealized
  (depreciation) appreciation on investments, net of
  deferred federal income tax (benefit) expense of
  ($3,081,506) in 1999 and $4,311,579 in 1998                     (5,722,798)      7,972,765
Unassigned surplus                                               214,509,133     180,779,608
                                                                ------------    ------------
       Total surplus                                             208,786,335     188,752,373
                                                                ------------    ------------
       TOTAL LIABILITIES AND SURPLUS                            $794,389,764    $715,596,518
                                                                ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                        1999            1998            1997
                                                    ------------    ------------    ------------
REVENUES
Net premiums written                                $158,028,833    $147,800,623    $110,776,066
Change in unearned premiums                           (9,373,094)    (10,805,579)     (4,012,292)
                                                    ------------    ------------    ------------
  Net premiums earned                                148,655,739     136,995,044     106,763,774
Investment income                                     30,538,864      29,451,270      28,817,085
Net realized investment gains                          1,849,548       9,539,583       1,686,891
Other income                                           6,111,171       2,041,021       1,414,604
                                                    ------------    ------------    ------------
  Total revenues                                     187,155,322     178,026,918     138,682,354
                                                    ------------    ------------    ------------
EXPENSES
Losses and loss adjustment expenses                  130,948,834     122,052,813      88,418,235
Underwriting expenses                                 39,227,910      38,054,809      30,798,045
Investment expenses                                    3,283,127       2,942,414       2,282,817
Interest expense                                         565,064         790,712         342,765
Amortization expense                                   1,177,454         905,563         183,270
General and administrative expenses                    1,027,658         816,435         779,999
Other expenses                                           955,344              --              --
                                                    ------------    ------------    ------------
  Total expenses                                     177,185,391     165,562,746     122,805,131
                                                    ------------    ------------    ------------
  Income before income taxes                           9,969,931      12,464,172      15,877,223
Federal income tax (benefit) expense                 (23,759,594)      3,400,000       4,828,664
                                                    ------------    ------------    ------------
  Net income                                        $ 33,729,525    $  9,064,172    $ 11,048,559
                                                    ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF SURPLUS
                            AND COMPREHENSIVE INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                     ACCUMULATED
                                                                        OTHER
                                                     UNASSIGNED     COMPREHENSIVE
                                                      SURPLUS          INCOME           TOTAL
                                                    ------------    -------------    ------------
Balance, January 1, 1997                            $160,666,877    $ (3,082,735)    $157,584,142
Comprehensive income
  Net income                                          11,048,559                       11,048,559
  Unrealized gain on investment securities                             7,758,982        7,758,982
                                                    ------------    ------------     ------------
Total comprehensive income, net of taxes                                               18,807,541
                                                                                     ------------
Balance, December 31, 1997                           171,715,436       4,676,247      176,391,683
Comprehensive income
  Net income                                           9,064,172                        9,064,172
  Unrealized gain on investment securities                             3,296,518        3,296,518
                                                    ------------    ------------     ------------
Total comprehensive income, net of taxes                                               12,360,690
                                                                                     ------------
Balance, December 31, 1998                           180,779,608       7,972,765      188,752,373
Comprehensive income
  Net income                                          33,729,525                       33,729,525
  Unrealized loss on investment securities                           (13,695,563)     (13,695,563)
                                                    ------------    ------------     ------------
Total comprehensive income, net of taxes                                               20,033,962
                                                                                     ------------
Balance, December 31, 1999                          $214,509,133    $ (5,722,798)    $208,786,335
                                                    ============    ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                               1999            1998             1997
                                                           ------------    -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $ 33,729,525    $   9,064,172    $ 11,048,559
Adjustments to reconcile net income to net cash
  provided by operating activities
  Depreciation and amortization                               2,205,749        1,119,942         822,646
  Net realized investment gains                              (1,849,548)      (9,539,583)     (1,686,891)
  Deferred federal income taxes                                (285,030)       2,248,427       1,359,326
  Amortization of bond premium and discount, net              1,552,180        1,115,769       1,911,045
  Changes in
    Accrued investment income                                  (289,618)        (234,528)       (259,112)
    Premiums receivable                                     (10,715,433)     (11,495,036)     (8,421,436)
    Reinsurance recoverable                                 (14,319,224)       4,572,992      (7,295,396)
    Prepaid reinsurance premiums                             (1,305,711)      (1,971,015)       (322,132)
    Deferred policy acquisition costs                        (3,166,850)      (1,158,609)        (56,579)
    Federal income taxes recoverable                        (29,207,956)      (6,046,415)     (9,673,108)
    Unpaid losses and loss adjustment expenses               34,085,419       15,241,054      15,119,972
    Unearned premiums                                        10,678,805       12,776,592       4,334,424
    Premiums received in advance                                170,352       (1,021,427)     (1,136,164)
    Ceded reinsurance payable                                  (725,329)         594,039        (308,695)
    Accrued expenses and other liabilities                    6,294,909       (1,883,634)      6,101,625
    Other assets                                             (1,233,998)       1,224,388        (881,116)
                                                           ------------    -------------    ------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES             25,618,242       14,607,128      10,656,968
                                                           ------------    -------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases Available for sale, fixed maturities              (34,106,596)    (342,082,989)    (91,559,605)
  Available for sale, equity securities                     (28,457,498)     (35,545,718)    (10,299,365)
  Acquisition of subsidiary                                  (9,500,000)                      (1,181,775)
  Other assets                                               (3,365,000)      (2,200,379)     (4,572,500)
  Real estate                                               (29,490,210)
  Property and equipment                                     (2,191,176)        (891,118)     (1,009,403)
Sales and maturities
  Available for sale, fixed maturities                       50,677,835      287,315,076     109,425,397
  Available for sale, equity securities                      25,921,916       35,316,556      10,493,571
  Held-to-maturity                                               20,000        1,790,000       2,980,000
  Other assets                                                1,256,714        1,646,158       1,845,634
  Property and equipment                                         72,064           62,588       5,898,401
  Real estate                                                                    469,056
  Disposition of businesses                                                                      176,573
                                                           ------------    -------------    ------------
       NET CASH (USED IN) PROVIDED BY INVESTING
         ACTIVITIES                                         (29,161,951)     (54,120,770)     22,196,928
                                                           ------------    -------------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         (3,543,709)     (39,513,642)     32,853,896
Cash and cash equivalents, beginning of year                 36,636,949       76,150,591      43,296,695
                                                           ------------    -------------    ------------
Cash and cash equivalents, end of year                     $ 33,093,240    $  36,636,949    $ 76,150,591
                                                           ============    =============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Federal income taxes of $(151,860), $6,813,403, and $13,185,123 were paid, net of recoveries in 1999, 1998, and 1997, respectively.
 KMA Insurance Agency was sold for cash and notes receivable in 1997 (Note 4).

SUPPLEMENTAL DISCLOSURES OF NON-CASH ITEMS
 The Company purchased Stratton-Cheeseman Management Company during 1999. In conjunction with the acquisition, a liability of $955,000 was assumed and a note payable of $7.3 million was issued (Note 4).

The accompanying notes are an integral part of the consolidated financial statements.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND REPORTING

     The accompanying consolidated financial statements include the accounts of Mutual Insurance Corporation Of America ("MICOA") and its wholly-owned subsidiaries, MICOA Management Company ("MMC"), MICOA Indemnity (Bermuda), Ltd. ("MIBL"), and Preferred Ventures, Inc. ("PVI"), and PVI's wholly-owned subsidiaries, Kentucky Medical Insurance Company ("KMIC"), RML Insurance Company ("RML"), Insurance Corporation of America ("ICA") and Alpha Advisors, Inc., together referred to as (the "Company"). All significant intercompany accounts and transactions are eliminated in consolidation.

NATURE OF BUSINESS

     The Company is principally engaged in the business of providing medical professional liability, workers' compensation and personal and commercial insurance throughout the United States with a concentration of writings in the Midwest.

INVESTMENTS

     Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates and asset-liability management strategies. Available-for-sale securities are reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of surplus, net of deferred taxes.

     Investment income includes amortization of premium and accrual of discount on the yield-to-maturity method relating to investments acquired at other than par value. Realized gains or losses on sales or maturities of investments are determined on a specific identification basis and are credited or charged to income.

     Equity securities are carried at quoted market values. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. Mortgage loans are carried at the unpaid principal balance which approximates the fair market value, as they bear current market interest rates. Real estate is carried at historical cost, less accumulated depreciation. Real estate of $30,595,210 in 1999 and mortgage loans of $7,002,304 and $5,159,128 in 1999 and 1998, respectively, are included in other investments on the balance sheet.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist principally of commercial paper and money market funds, are stated at cost, which approximates fair value, and have maturities of three months or less at the date of purchase.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

PREMIUMS WRITTEN AND RECEIVABLE

     Premiums written are earned primarily using pro rata methods over the period of risk. Premiums receivable include $35,625,784 and $28,978,885 at December 31, 1999 and 1998, respectively, of premium installments financed by the Company over terms of 3 to 10 months at interest rates of up to 12 percent. Receivable balances consist principally of written premiums from physicians in the States of Michigan, Ohio, Kentucky, Florida, Minnesota and New Mexico. Receivables are generally collateralized by unearned premiums.

DEFERRED POLICY ACQUISITION COSTS

     Deferred policy acquisition costs ("DAC") include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. Future investment income has been considered in determining the recoverability of deferred costs.

PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment are recorded at cost. Depreciation is computed for assets using straight-line and accelerated methods over the following periods: building - 40 years, furniture - 10 years, computer equipment and software - 5 years. Upon the sale or retirement of property and equipment, balances are removed from the respective accounts and any gain or loss is included in income.

UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     The provision for unpaid losses and loss adjustment expenses is estimated actuarially using the Company's claim experience. These estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the liability for unpaid losses and loss adjustment expenses is adequate. The method for making such estimates and for establishing the resulting liabilities are continually reviewed, and any adjustments are reflected in current earnings.

REVENUE RECOGNITION

     Insurance premium income is recognized on a daily pro rata basis over the respective terms of the policies in-force and unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in-force.

REINSURANCE

     Reinsurance premiums and losses related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance." Premiums ceded to other companies have been reported as a reduction of premium income. Reinsured losses incurred are reported as a reduction of gross losses incurred.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

INCOME TAXES

     Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax benefits will be realized in future years.

GOODWILL

     Goodwill consists of the excess of cost over fair market value of net assets of acquired businesses. Goodwill is amortized on a straight-line basis over periods ranging from five to ten years.

     The carrying value of goodwill is periodically reviewed to determine if any impairment has occurred. The Company measures the potential impairment of recorded goodwill based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

SURPLUS AND DIVIDEND RESTRICTIONS

     Statutory surplus requirements, including risk-based capital, are subject to the limitations contained in the various insurance codes. For 2000, the maximum amount of dividends that may be paid to MICOA's policyholders without prior approval of the Michigan Insurance Bureau is approximately $18,000,000.

2. EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal quarters of all fiscal years beginning after June 30, 2000 (as amended by SFAS No. 137). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is part of a hedge transaction, and if it is, the type of hedge transaction. Because the Company does not use derivative instruments, management anticipates that the adoption of SFAS No. 133 will not affect the Company's results of operations or financial position.

3. COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income", requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income. Realized

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES investment gains on securities held as of the beginning of the year totaling $1,348,493, $9,388,204, and $1,560,136 in 1999, 1998, and 1997, respectively, had unrealized appreciation of $412,082, $5,116,612, and $1,223,745 at the beginning of 1999, 1998, and 1997, respectively.

4. MERGER AND ACQUISITION ACTIVITY

     Effective August 1, 1997, the operations and accounts of New Mexico Physicians Mutual Liability Company ("NMPMLC") were merged into MICOA pursuant to an agreement of merger approved by the Boards of MICOA and NMPMLC. In a separate transaction, effective December 31, 1997, the operations and accounts of State Mutual Insurance Company ("SMIC") were merged into MICOA in accordance with the terms of a merger agreement approved by the Boards of MICOA and SMIC.

     Neither transaction involved the disbursement of cash by MICOA, but was the combination of two mutual insurance companies. Both NMPMLC and SMIC ceased to exist as separate entities and their policyholders became policyholders of MICOA, the surviving entity. These merger transactions have been accounted for using the pooling-of-interest method. Accordingly, the Company's financial statements have been restated to include the accounts and results of operations of NMPMLC and SMIC for all periods presented.

     The results of operations for the separate companies and the combined amounts presented in the 1997 consolidated financial statements are as follows:

NET PREMIUMS EARNED
Premerger
  MICOA                                                         $ 61,488,597
  NMPMLC                                                             908,721
  SMIC                                                            13,380,778
Postmerger                                                        30,985,678
                                                                ------------
                                                                $106,763,774
                                                                ============
NET INCOME (LOSS)
Premerger
  MICOA                                                         $  2,629,557
  NMPMLC                                                             331,457
  SMIC                                                            (1,767,769)
Postmerger                                                         9,855,314
                                                                ------------
                                                                $ 11,048,559
                                                                ============

     Effective January 1, 1997, the Board of Directors of KMIC approved the sale of its wholly owned subsidiary, KMA Insurance Agency, Inc. (the "Agency") for $705,292 to SCW Agency Group, Inc. (formerly Stratton, Cheeseman & Walsh, Inc.). The sale consisted of a downpayment of $176,573 with the balance to be paid in 5 equal annual installments of $105,944, plus interest at current prime rate. The Agency markets KMIC's policies and offers lines of insurance other than medical professional liability in Kentucky.

     Effective October 31, 1999, MICOA purchased all of the outstanding stock of Stratton-Cheeseman Management Company ("SCMC") which was substantially owned by the president of

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES the Company, for $19.5 million, consisting of $9.5 million in cash and a commitment to pay $10 million in installments over the next nine years without interest. Annual installments begin April 30, 2001. The Company discounted the non-interest bearing obligation, using a discount rate of 6%, recording a note payable of $7.3 million. The acquisition was accounted for using the purchase method of accounting and resulted in the recognition of $16.65 million in goodwill. The goodwill is being amortized over a period of 10 years. Unaudited pro forma revenues and net income, as if this transaction had occurred as of January 1, 1999, do not differ significantly, from revenues and net income presented in the accompanying statement of income.

5. INVESTMENTS

   The composition of the investment portfolio at December 31 was:

                                                                  1999
                                       -----------------------------------------------------------
                                                          GROSS          GROSS
                                        AMORTIZED      UNREALIZED      UNREALIZED      ESTIMATED
                                           COST           GAINS          LOSSES        FAIR VALUE
                                       ------------    -----------    ------------    ------------
Held-to-maturity, states and
  political subdivisions               $    980,000    $     7,752    $         --    $    987,752
                                       ------------    -----------    ------------    ------------
Available-for-sale
  U.S. government obligations          $ 99,897,606    $   101,611    $ (4,993,071)   $ 95,006,146
  States and political subdivisions     126,450,806        293,885      (3,715,987)    123,028,704
  Corporate securities                  198,339,740         82,042     (12,106,086)    186,315,696
  Mortgage-backed securities              7,188,785          3,997        (108,674)      7,084,108
  Other debt securities                  16,725,334         10,803        (868,038)     15,868,099
                                       ------------    -----------    ------------    ------------
     Fixed maturities                   448,602,271        492,338     (21,791,856)    427,302,753
  Equity securities                      29,164,942     14,412,322      (1,916,308)     41,660,956
                                       ------------    -----------    ------------    ------------
     Total available-for-sale          $477,767,213    $14,904,660    $(23,708,164)   $468,963,709
                                       ============    ===========    ============    ============

                                                                    1998
                                       --------------------------------------------------------------
                                                            GROSS            GROSS
                                        AMORTIZED        UNREALIZED       UNREALIZED      ESTIMATED
                                           COST             GAINS           LOSSES        FAIR VALUE
                                       ------------      -----------      -----------    ------------
Held-to-maturity, states and
  political subdivisions               $  1,000,000      $    69,470      $        --    $  1,069,470
                                       ------------      -----------      -----------    ------------
Available-for-sale
  U.S. government obligations          $102,086,324      $   925,287      $  (429,312)   $102,582,299
  States and political subdivisions     123,172,030        2,290,132         (191,641)    125,270,521
  Corporate securities                  207,101,632        3,413,869         (476,820)    210,038,681
  Mortgage-backed securities             15,910,525          346,277          (23,533)     16,233,269
  Other debt securities                  16,941,007          356,243               --      17,297,250
                                       ------------      -----------      -----------    ------------
     Fixed maturities                   465,211,518        7,331,808       (1,121,306)    471,422,020
  Equity securities                      24,193,240        6,661,192         (586,550)     30,267,882
                                       ------------      -----------      -----------    ------------
     Total available-for-sale          $489,404,758      $13,993,000      $(1,707,856)   $501,689,902
                                       ============      ===========      ===========    ============

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

The components of pretax investment income at December 31 were:

                                                          1999           1998           1997
                                                       -----------    -----------    -----------
Interest income                                        $27,101,326    $28,320,833    $27,563,530
Dividend income                                            266,372        335,821        622,790
Other investment income                                  3,179,166        794,616        630,765
                                                       -----------    -----------    -----------
  Investment income                                    $30,546,864    $29,451,270    $28,817,085
                                                       ===========    ===========    ===========
Gross realized gains
  Available for sale
     Fixed maturities                                  $    22,879    $ 2,861,303        656,505
     Equity securities                                   5,490,664      8,998,314      2,322,824
                                                       -----------    -----------    -----------
       Total gross realized gains                        5,513,543     11,859,617      2,979,329
                                                       ===========    ===========    ===========
Gross realized losses
  Available for sale
     Fixed maturities                                     (120,839)      (247,251)      (587,759)
     Equity securities                                  (3,543,156)    (2,072,783)      (704,679)
                                                       -----------    -----------    -----------
       Total gross realized losses                      (3,663,995)    (2,320,034)    (1,292,438)
                                                       -----------    -----------    -----------
       Net realized investment gain                    $ 1,849,548    $ 9,539,583    $ 1,686,891
                                                       ===========    ===========    ===========

Changes in unrealized gains (losses) on fixed maturities and equity securities were:

                                                          1999           1998           1997
                                                      ------------    -----------    -----------
Held-to-maturity, fixed maturities                    $    (61,718)   $   (20,923)   $   (43,373)
                                                      ============    ===========    ===========
Available for sale
  Fixed maturities                                    $(27,510,020)     4,684,016      9,246,665
  Equity securities                                      6,421,372        387,550      2,690,231
Deferred income taxes                                    7,393,085     (1,775,048)    (4,177,914)
                                                      ------------    -----------    -----------
                                                      $(13,695,563)   $ 3,296,518    $ 7,758,982
                                                      ============    ===========    ===========

The composition of fixed maturities by maturity at December 31, 1999 was:

                                                    AMORTIZED       ESTIMATED
                                                       COST         FAIR VALUE
                                                   ------------    ------------
Held-to-maturity
  One to five years                                $    980,000    $    987,752
Available-for-sale
  Less than one year                                 14,449,210      14,483,262
  One to five years                                 160,353,390     156,573,062
  Five to ten years                                 220,942,505     205,826,522
  More than ten years                                45,668,381      43,335,799
  Mortgage-backed securities                          7,188,785       7,084,108
                                                   ------------    ------------
       Total                                       $448,602,271    $427,302,753
                                                   ============    ============

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

     The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Bonds with amortized costs of $7,486,007 and $7,171,187 were on deposit with various states as of December 31, 1999 and 1998, respectively. Proceeds on the sales of investments in bonds totaled $15,242,596, $216,339,719 and $59,044,208 in 1999, 1998 and 1997, respectively.

6. DEFERRED ACQUISITION COSTS

     Changes in deferred policy acquisition costs for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:

                                                        1999            1998            1997
                                                    ------------    ------------    ------------
Beginning balance                                   $  6,238,880    $  5,080,271    $  5,023,692
Additions                                             23,514,325      13,404,635      10,754,753
Amortization                                         (20,347,475)    (12,246,026)    (10,698,174)
                                                    ------------    ------------    ------------
  Balance, December 31                              $  9,405,730    $  6,238,880    $  5,080,271
                                                    ============    ============    ============

7. PROPERTY AND EQUIPMENT, NET

     At December 31, 1999 and 1998, property and equipment consisted of the following:

                                                                 1999          1998
                                                              -----------   -----------
Land                                                          $   570,829   $   570,829
Building (occupied by the Company)                             13,274,786    13,274,786
Computer equipment and software                                 6,716,593     5,632,289
Furniture                                                       3,432,040     2,419,150
                                                              -----------   -----------
                                                               23,994,248    21,897,054
Accumulated depreciation                                       (7,906,837)   (6,542,535)
                                                              -----------   -----------
                                                              $16,087,411   $15,354,519
                                                              ===========   ===========

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

8. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in unpaid losses and loss adjustment expenses during 1999, 1998, and 1997 is as follows:

                                                        1999            1998            1997
                                                    ------------    ------------    ------------
Balance, beginning of year                          $422,986,570    $407,745,516    $392,625,544
  Less-reinsurance recoverables                      (51,004,593)    (54,909,378)    (46,170,767)
                                                    ------------    ------------    ------------
Net balance, beginning of year                       371,981,977     352,836,138     346,454,777
Incurred related to
  Current year                                       150,701,691     148,766,643     114,922,392
  Prior years                                        (19,752,857)    (26,713,830)    (26,504,157)
                                                    ------------    ------------    ------------
  Total incurred                                     130,948,834     122,052,813      88,418,235
                                                    ------------    ------------    ------------
Paid related to
  Current year                                        23,972,923      20,087,455      18,453,671
  Prior years                                         85,375,908      82,819,519      63,583,203
                                                    ------------    ------------    ------------
  Total paid                                         109,348,831     102,906,974      82,036,874
                                                    ------------    ------------    ------------
Net balance, end of year                             393,581,980     371,981,977     352,836,138
  Plus, reinsurance recoverables                      63,490,009      51,004,593      54,909,378
                                                    ------------    ------------    ------------
                                                    $457,071,989    $422,986,570    $407,745,516
                                                    ============    ============    ============

     Incurred loss and loss adjustment expenses for prior years declined during 1999, 1998, and 1997 as a result of favorable development. Management believes the estimate of the ultimate liability for losses and loss adjustment expenses at December 31, 1999 is reasonable and reflective of anticipated ultimate experience. However, it is possible that the Company's actual incurred loss and loss adjustment expenses will not conform to the assumptions inherent in the determination of the liability. Accordingly, it is reasonably possible that the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimated amounts included in the accompanying financial statements.

9. REINSURANCE

     Reinsurance arises from the Company seeking to reduce its loss exposure on its higher limit policies related primarily to medical malpractice. The Company has mainly entered into excess of loss contracts for medical malpractice and quota share agreements for workers' compensation. A reconciliation of direct-to-net premiums, on both a written and earned basis, for 1999, 1998, and 1997 is as follows:

                                  1999                          1998                          1997
                       ---------------------------   ---------------------------   ---------------------------
                         WRITTEN         EARNED        WRITTEN         EARNED        WRITTEN         EARNED
                       ------------   ------------   ------------   ------------   ------------   ------------
Direct                 $189,646,996   $178,102,116   $160,304,741   $147,451,386   $129,592,819   $126,247,759
Ceded                   (35,227,575)   (33,930,945)   (14,358,401)   (11,462,114)   (19,604,611)   (19,941,063)
Assumed                   3,609,412      4,484,568      1,854,283      1,005,772        787,858        457,078
                       ------------   ------------   ------------   ------------   ------------   ------------
Net                    $158,028,833   $148,655,739   $147,800,623   $136,995,044   $110,776,066   $106,763,774
                       ============   ============   ============   ============   ============   ============

     Losses and loss adjustment expenses incurred are net of ceded losses of $43,132,000, $8,557,000, and $24,236,000 for 1999, 1998, and 1997, respectively.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

     The Company received a refund of approximately $3.6 million of ceded premiums from a reinsurer in 1998 due to the cancellation of the reinsurance agreement. The refund resulted in a reduction of ceded premiums.

     The Company's policy is to enter into reinsurance contracts only with highly rated reinsurers. The Company had reinsurance recoverables of $13,221,000 and $17,649,000 in 1999 and 1998, respectively, with one reinsurer. Reinsurance contracts do not relieve the Company from its obligations to policyholders. If the reinsurance company is unable to meet its obligations under existing reinsurance agreements, the Company could incur losses.

10. INCOME TAXES

     The provision for income taxes consists of:

                                                            1999           1998          1997
                                                        ------------    ----------    ----------
Current (benefit) expense                               $(23,474,564)   $1,151,573    $3,469,338
Deferred (benefit) expense                                  (285,030)    2,248,427     1,359,326
                                                        ------------    ----------    ----------
                                                        $(23,759,594)   $3,400,000    $4,828,664
                                                        ============    ==========    ==========

     Income taxes incurred do not bear the usual relationship to income before income taxes due to the following:

                                       1999                        1998                     1997
                              -----------------------      --------------------      -------------------
Income before income taxes    $  9,969,931                 $12,464,172               $15,877,223
                              ------------                 -----------               -----------
Tax at statutory rate         $  3,489,476      35.0%      $ 4,362,460    35.0%      $ 5,557,028    35.0%
Tax effect of
  Tax refund (see below)       (25,266,798)    (253.4)%
  Tax exempt interest           (1,915,496)     (19.2)%     (1,603,792)   (12.9)%     (1,285,590)   (8.1)%
  Other items, net                 (66,776)      (0.7)%        641,332     5.2%          557,226    3.5%
                              ------------    -------      -----------    -----      -----------    ----
                              $(23,759,594)    (238.3)%    $ 3,400,000    27.3%      $ 4,828,664    30.4%
                              ============    =======      ===========    =====      ===========    ====

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

At December 31, 1999 and 1998, the components of the net deferred tax asset were as follows:

                                                                   1999           1998
                                                                -----------    -----------
Deferred tax assets arising from
  Losses and loss adjustment expenses                           $24,907,851    $25,668,528
  Unearned premiums                                               5,727,211      4,679,489
  Alternative minimum tax credits                                   318,676        362,165
  Unrealized loss on securities                                   3,081,506             --
  Accounts receivable allowance                                     468,480        468,480
  Net operating loss carryforwards                                3,646,319      2,946,319
                                                                -----------    -----------
     Total deferred tax assets                                   38,150,043     34,124,981
                                                                -----------    -----------
Deferred tax liabilities arising from
  Deferred policy acquisition costs                               3,292,006      2,183,605
  Unrealized gains on securities                                         --      4,311,579
  Other                                                             309,268        759,143
                                                                -----------    -----------
     Total deferred tax liabilities                               3,601,274      7,254,327
                                                                -----------    -----------
     Net deferred tax asset                                     $34,548,769    $26,870,654
                                                                ===========    ===========

     At December 31, 1999, the Company has approximately $10,500,000 of net operating loss carryforwards. These carryforwards begin expiring in the year 2000 and fully expire in the year 2012. Their use is limited to approximately $900,000 annually.

     On November 17, 1999, the Company received notice from the Internal Revenue Service acknowledging their approval of an outstanding claim for refund totaling $25,266,798 and interest thereon of approximately $9.8 million. The refund was the result of a settlement with the IRS regarding the tax treatment of loss reserves. The interest component, net of fees, is included in other income in 1999 operations. The taxes refunded have been reported as a federal income tax credit in 1999 operations. On February 17, 2000, the Company received the first installment of the refund which totaled $27.6 million of tax and interest.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosures of fair-value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are to be based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

     Under SFAS No. 107, the Company's investment securities, cash and cash equivalents, premiums receivable, and reinsurance recoverable on paid losses constitute financial instruments. The carrying amounts of all financial instruments, other than investment securities, which are presented in Note 5 approximated their fair values at December 31, 1999 and 1998.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

12. OTHER EXPENSES

     In November 1999, the Company closed two offices in Indiana and Ohio. These events resulted in a charge during 1999 of approximately $944,000, primarily relating to severance costs and out-placement services. At December 31, 1999, substantially all activities related to the office closings were complete.

13. RELATED PARTY TRANSACTIONS

     Prior to the acquisition of SCMC, the Company had no employees and contracted with SCMC to provide management services to the Company through October 31, 1999. The aggregate amount paid to SCMC during 1999, 1998 and 1997 approximated $29,533,000, $30,126,000 and $18,470,000, respectively, including management fees of $3,208,556, $2,514,886 and $2,086,578, respectively. The remaining amounts paid in these years related to pass-through costs, primarily for compensation costs and related employee benefit expenses.

     The president of the Company is a majority owner of SCW Agency Group, Inc. formerly Stratton-Cheeseman & Walsh, Inc., an agency that sells the Company's medical professional liability insurance in Michigan and Kentucky. Direct premiums written by the agency during 1999, 1998 and 1997 totaled $71,902,000, $62,466,000 and $65,521,000, respectively, representing, 37.9%, 40.0% and 50.5%
of direct premiums written during such years. Commission expense incurred related to SCW Agency Group, Inc. approximated $4,811,000, $3,994,000 and $2,390,000 in 1999, 1998 and 1997, respectively.

     At December 31, 1999, note payable, officer, also includes imputed interest since the date of acquisition of SCMC, aggregating $7,373,000 (See Note 4).

     The amount due SCMC was $724,857 at December 31, 1998.

14. EMPLOYEE BENEFIT PLANS

     In connection with the acquisition of SCMC, the Company continued the benefits offered under certain defined contribution plans. The defined contribution plans provide for Company contributions of 10% of employee compensation, as defined in the plan and a 25% match of employee contributions on the first 4% of contributions. Prior to the acquisition, these costs were provided by the Company and included in the management fee (Note 13). Employer contributions to the plans were approximately $1,405,000, $1,295,000 and $948,000 for 1999, 1998 and 1997, respectively.

15. COMMITMENTS AND CONTINGENCIES

     The Company participates in various guaranty associations in the states in which it writes business, which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the associations are authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar years. The Company accrues for its portion of assessments when notified of assessments by the associations. Assessments to date are not significant; however, the ultimate liability for future assessments is not known. Accordingly, the Company is unable to predict whether such future assessments will materially affect the financial condition of the Company.

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

     The Company is obligated under operating leases, which have various expiration dates through December 2004. Minimum future lease payments are as follows: 2000 - $2,001,703; 2001 - $1,349,341; and 2002 - $920,011;
2003 - $708,931; and 2004 and thereafter - $4,612,085. Rental expense was $2,665,464 in 1999 and $2,431,018 in 1998, and $1,464,072 in 1997.

16. GAAP AND STATUTORY REPORTING

     MICOA, KMIC, RML, and ICA, domiciled in the States of Michigan, Kentucky, Illinois, and Texas, respectively, prepare the accompanying consolidated financial statements in accordance with generally accepted accounting principles ("GAAP"). These organizations are subject to regulation by the Michigan Insurance Bureau, the Kentucky Department of Insurance, Illinois Department of Insurance, and Texas Department of Insurance and file financial statements using statutory accounting practices prescribed or permitted by the respective state insurance regulators. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Such practices vary in certain respects from generally accepted accounting principles. The principal variances are as follows:

     - Deferred policy acquisition costs are charged against operations as incurred for statutory accounting purposes.

     - Assets designated as "nonadmitted assets" are charged directly to policyholders' surplus for statutory accounting purposes.

     - Bonds and U. S. government securities, which the Company does not intend to hold to maturity, are generally carried at amortized cost for statutory accounting purposes.

     - Unpaid losses and loss adjustment expense and unearned premiums are reported net of the impact of reinsurance for statutory accounting purposes.

     - Deferred federal income taxes are recognized for generally accepted accounting principles and are not recorded for statutory purposes.

     - The settlement refund with the IRS was credited directly to surplus for statutory purposes.

     A reconciliation illustrating the differences between statutory and GAAP surplus is shown below:

                                                        1999            1998            1997
                                                    ------------    ------------    ------------
Statutory surplus, December 31                      $179,828,902    $144,540,634    $133,715,435
Nonadmitted assets                                     7,493,082       5,531,416       6,180,459
Deferred taxes                                        34,548,769      26,870,654      30,894,128
Deferred acquisition costs                             9,405,730       6,238,880       5,080,271
Valuation of securities                              (21,300,318)      6,209,702       2,294,947
Goodwill                                              (2,102,216)     (2,727,134)     (2,497,490)
Other                                                    912,386       2,088,221         723,933
                                                    ------------    ------------    ------------
  GAAP surplus, December 31                         $208,786,335    $188,752,373    $176,391,683
                                                    ============    ============    ============
Statutory net (loss) income for the year ended
  December 31                                       $   (991,783)   $ 11,082,557    $ 14,162,868
                                                    ============    ============    ============

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("the codification") guidance, which will replace the current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. The NAIC is now considering amendments to the codification guidance that would also be effective upon implementation. The NAIC has recommended an effective date of January 1, 2001. The codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

     It is expected that the Michigan Insurance Bureau (the Bureau) or other state Departments of Insurance will adopt the codification guidance or whether the Bureau or other state Departments of Insurance will make any changes to that guidance. The Company has not estimated the potential effect of the codification guidance.

17. SEGMENT INFORMATION

     The Company is organized and operates principally in the property and casualty insurance industry and has five reportable segments -- medical professional liability lines property and casualty insurance, workers' compensation line property and casualty insurance, personal and commercial lines property and casualty insurance, other, and corporate and investments. The accounting policies of the segments are the same as those described in the basis of presentation. Expense allocations are based primarily on loss and loss adjustment expenses by line of business and certain other estimates for underwriting expenses; reported segment results would change if different methods were applied. The Company does not allocate assets, investment income and income taxes to operating segments. Segment information, for which results are regularly reviewed by management in making decisions about resources to be allocated to the segments and assess their performance, is summarized as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                                ----        ----        ----
Revenues:
  Medical professional liability                              $ 96,322    $ 96,288    $ 70,486
  Workers' compensation                                         36,758      30,000      22,942
  Personal and commercial                                       10,730      10,244      13,335
  Other                                                          4,845         462          --
  Corporate and investments                                     38,500      41,033      31,919
                                                              --------    --------    --------
       Total revenue                                          $187,155    $178,027    $138,682
                                                              ========    ========    ========
Income (loss) before income taxes:
  Medical professional liability                              $ (8,337)   $(14,733)   $ (8,114)
  Workers' compensation                                         (4,774)     (4,986)     (2,697)
  Personal and commercial                                       (2,482)     (3,064)     (1,380)
  Other                                                         (5,929)       (328)       (262)
  Corporate and investments                                     31,492      35,575      28,330
                                                              --------    --------    --------
       Total income before income taxes                       $  9,970    $ 12,464    $ 15,877
                                                              ========    ========    ========

                       THIS PAGE INTENTIONALLY LEFT BLANK

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 MARCH 31, 2000

                                                             MARCH 31, 2000    DECEMBER 31, 1999
                                                             --------------    -----------------
                                                              (UNAUDITED)
ASSETS
Investments:
  Fixed maturities
     Held-to-maturity, at amortized cost                                         $    980,000
     Available-for-sale, at fair value                        $436,616,692        427,302,753
  Equity securities, at fair value                              40,631,703         41,660,956
  Other investments                                             40,032,264         38,857,447
                                                              ------------       ------------
       Total investments                                       517,280,659        508,801,156
Cash and cash equivalents                                       51,098,198         33,093,240
Premiums receivable                                             47,545,669         51,149,675
Reinsurance recoverable                                         68,556,193         65,896,671
Federal income tax recoverable                                   7,010,302         35,486,271
Deferred federal income taxes                                   36,665,522         34,548,769
Property and equipment, net of accumulated depreciation
  of $8,128,558 in 2000 and $7,906,836 in 1999                  16,251,106         16,087,411
Goodwill, net of accumulated amortization of $2,216,263
  in 2000 and $1,634,418 in 1999                                18,226,893         18,808,738
Other assets                                                    30,024,033         30,517,833
                                                              ------------       ------------
       TOTAL ASSETS                                           $792,658,575       $794,389,764
                                                              ============       ============
LIABILITIES
Unpaid losses and loss adjustment expenses                    $464,948,443       $457,071,989
Unearned premiums                                               88,429,262         85,589,766
Ceded reinsurance payable                                        7,514,879         12,348,359
Note payable, officer                                            7,485,000          7,373,000
Accrued expenses and other liabilities                          13,237,640         23,220,315
                                                              ------------       ------------
       Total liabilities                                       581,615,224        585,603,429
                                                              ------------       ------------
SURPLUS
Accumulated other comprehensive income:
  Net unrealized depreciation on investments, net of
     deferred federal income tax benefit                        (5,196,635)        (5,722,798)
Unassigned surplus                                             216,239,986        214,509,133
                                                              ------------       ------------
       Total surplus                                           211,043,351        208,786,335
                                                              ------------       ------------
       TOTAL LIABILITIES AND SURPLUS                          $792,658,575       $794,389,764
                                                              ============       ============

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                THREE MONTHS ENDED MARCH 31,
                                                                ----------------------------
                                                                   2000             1999
                                                                -----------      -----------
Net premiums written                                            $46,209,769      $39,458,857
Change in unearned                                               (3,956,262)      (4,166,869)
                                                                -----------      -----------
Net premiums earned                                              42,253,507       35,291,988
Net investment income                                             8,285,206        7,544,459
Net realized investment gains                                       743,452          470,734
Other income                                                        173,421          433,134
                                                                -----------      -----------
  Total revenues                                                 51,455,586       43,740,315
                                                                -----------      -----------
Losses and loss adjustment expenses                              36,105,669       32,383,586
Underwriting expenses                                            10,224,385        9,377,845
Investment expenses                                                 858,620          960,306
Interest expense                                                    193,293          138,954
Amortization expense                                                582,480          322,725
General and administrative expenses                                 (66,842)         194,647
                                                                -----------      -----------
  Total expenses                                                 47,897,605       43,378,063
                                                                -----------      -----------
  Income before income taxes                                      3,557,981          362,252
Federal income tax expense (benefit)                              1,150,892         (229,060)
                                                                -----------      -----------
  Net income                                                    $ 2,407,089      $   591,312
                                                                ===========      ===========

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

     CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                ---------------------------
                                                                   2000             1999
                                                                -----------      ----------
Net income                                                      $ 2,407,089      $  591,312
Other comprehensive income (loss):
  Unrealized gains (losses) on investment securities net of
     reclassification adjustment and net of deferred income
     tax (benefit) expense of ($2,677,054) and $2,183,055 in
     2000 and 1999, respectively                                 (5,196,635)      4,237,695
                                                                -----------      ----------
     Comprehensive income (loss)                                $(2,789,546)     $4,829,007
                                                                ===========      ==========

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                    THREE MONTHS ENDED
                                                                ---------------------------
                                                                    2000           1999
                                                                ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                    $  2,407,089    $   591,312
  Adjustments to reconcile net income to net cash provided
     by operating activities
     Depreciation and amortization                                   582,091        918,785
     Net realized investment gains                                  (742,724)      (470,734)
     Deferred federal income taxes                                (2,400,071)      (813,112)
     Amortization of bond premium and discount, net                  272,524        364,892
     Changes in:
       Unearned premiums                                           2,839,496      4,034,785
       Unpaid losses and loss adjustment expenses                  7,876,454      2,310,837
       Accrued expenses and other liabilities                     (9,870,675)    (5,326,758)
       Ceded reinsurance payable                                  (4,833,480)     1,204,913
       Prepaid reinsurance premium                                 1,116,766        132,049
       Reinsurance recoverable                                    (2,659,522)     1,654,472
       Premiums receivable                                         3,604,006     (2,328,527)
       Recoverable federal income taxes                           28,475,969        594,028
       Other, net                                                   (286,958)    (1,928,957)
                                                                ------------    -----------
          Net cash provided by operating activities               26,380,965        937,985
                                                                ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases
     Available-for-sale -- fixed maturities                      (79,423,136)    (5,000,000)
     Held-to-maturity -- fixed maturities                            980,000             --
     Available-for-sale -- equity securities                     (13,548,227)    (9,269,495)
     Real estate                                                  (4,149,113)    (1,070,377)
     Property and equipment                                         (856,077)    (1,316,248)
     Other investments                                                    --     (2,224,799)
  Sales and maturities
     Available-for-sale -- fixed maturities                       70,113,153     10,743,079
     Available-for-sale -- equity securities                      15,461,032      3,398,371
     Other investments                                             4,026,361        276,893
                                                                ------------    -----------
          Net cash provided by investing activities               (8,376,007)    (4,462,576)
                                                                ------------    -----------
       Net (decrease) increase in cash and cash equivalents       18,004,958     (3,524,591)
          Cash and cash equivalents, beginning of period          33,093,240     36,636,949
                                                                ------------    -----------
          Cash and cash equivalents, end of period              $ 51,098,198    $33,112,358
                                                                ============    ===========

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

     Mutual Insurance Corporation Of America and Subsidiaries, "MICOA" is an insurance company domiciled in Michigan. The accompanying condensed consolidated financial statements include the accounts of MICOA and its wholly-owned subsidiaries, MICOA Management Company, MICOA Indemnity (Bermuda), Ltd., and Preferred Ventures, Inc. "PVI," and PVI's wholly-owned subsidiaries, Kentucky Medical Insurance Company, RML Insurance Company, Insurance Corporation of America and Alpha Advisors, Inc., together referred to a the "Company."

     The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and Regulation S-X as they apply to interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All significant intercompany transactions have been eliminated in consolidation.

     In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for the fair presentation of financial position and results of operations have been included. The operating results for the three-month period ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

2. SEGMENT INFORMATION

     The Company is organized and operates principally in the property and casualty insurance industry and has five reportable segments -- medical professional liability lines property and casualty insurance, workers' compensation line property and casualty insurance, personal and commercial lines property and casualty insurance, other, and corporate and investments. The accounting policies of the segments are the same as those described in the basis of presentation. Expense allocations are based primarily on loss and loss adjustment expenses by line of business and certain other estimates for underwriting expenses; reported segment results would change if different methods were applied. The Company does not allocate assets, investment income and income taxes to operating segments. Segment information, for which results are regularly reviewed by management in making decisions about resources to be allocated to the segments and assess their performance, is summarized as follows (in thousands):

                                                                   THREE MONTHS
                                                                      ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2000       1999
                                                                -------    -------
Revenues:
  Professional liability                                        $26,296    $24,077
  Workers' compensation                                          10,927      8,084
  Personal and commercial                                         2,916      2,326
  Other                                                           2,114        807
  Corporate and investments                                       9,202      8,447
                                                                -------    -------
       Total revenue                                            $51,456    $43,740
                                                                =======    =======

            MUTUAL INSURANCE CORPORATION OF AMERICA AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                                                   THREE MONTHS
                                                                      ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2000       1999
                                                                -------    -------
Income (loss) before income taxes:
  Professional liability                                        $(2,978)   $(3,805)
  Workers' compensation                                          (1,112)    (1,738)
  Personal and commercial                                          (232)      (956)
  Other                                                             245         51
  Corporate and investments                                       7,635      6,810
                                                                -------    -------
       Total income before income taxes                         $ 3,558    $   362
                                                                =======    =======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE SUBSCRIPTION OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WHICH IS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                           -------------------------

UNTIL                (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OF APCAPITAL WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS.

                               10,000,000 SHARES

                                 APCAPITAL LOGO
                                  COMMON STOCK
                                ----------------
                                   PROSPECTUS
                                ----------------
                              ABN AMRO ROTHSCHILD
                      A DIVISION OF ABN AMRO INCORPORATED
                        SANDLER O'NEILL & PARTNERS, L.P.
                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred by APCapital in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the Securities and Exchange Commission fee, all expenses have been estimated and are subject to future contingencies.

Securities and Exchange Commission Registration Fee.........    $   54,648
Nasdaq Listing Fee..........................................        85,000
Printing, mailing and engraving expenses....................       200,000
Legal fees and expenses.....................................       650,000
Appraisal fees and expenses.................................        75,000
Accounting fees and expenses................................       250,000
Blue Sky fees and expenses..................................        20,000
Transfer agent and registrar fees and expenses..............        20,000
Escrow agent expenses.......................................        20,000
Miscellaneous...............................................        25,352
                                                                ----------
  Total.....................................................    $1,400,000
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") govern the indemnification of officers, directors and other persons. In this regard, the MBCA provides for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of APCapital or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful). Such indemnification may be made against (a) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, APCapital) arising by reason of the fact that they were serving as a director, officer, employee or agent of APCapital (or some other entity at APCapital's request), and (b) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, APCapital, unless the director or officer is found liable to APCapital and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (a) and
(b) above be made only on a determination by a majority vote of a quorum of the Board of Directors comprised of members who were not parties to or threatened to be made parties to such action. In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct set forth in the MBCA, and (ii) a written undertaking by or on behalf of the director or officer to repay such amounts unless it shall ultimately be determined that he or she is entitled to indemnification and a determination that the facts then known to those making the advance would not preclude indemnification.

     APCapital's Articles of Incorporation provide the same indemnification rights as the MBCA, and requires indemnity for its directors and officers to the extent permitted by the MBCA. Subject to the exceptions recited in the following sentence, APCapital's Articles of Incorporation provide that no director shall be personally liable to APCapital, Inc. or its shareholders for damages for any action taken or any failure to take action. Such exculpatory language does not, however, eliminate or limit the liability of a director for (a) the amount of a financial benefit received by a director to which he or she is not entitled, (b) intentional infliction of harm on the corporation or its shareholders, (c) certain other violations of the Michigan Business Corporation Act, or (d) an intentional violation of criminal law.

     The MBCA permits APCapital to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with APCapital, Inc., whether or not such liabilities would be within the indemnification provisions of the MBCA. Under an insurance policy maintained by APCapital and MICOA, the directors and officers of APCapital are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having served as directors and officers of APCapital or certain other entities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, APCapital has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     As referenced in the prospectus, in July 2000, APCapital sold one share of stock to William B. Cheeseman for $15.50. APCapital has not otherwise sold any securities within the last three years which were not registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     A list of the exhibits required to be filed as part of this Registration Statement on Form S-1 is included under the heading "Exhibit Index" in this Form S-1 and incorporated herein by reference.

     (b) Financial Statement Schedules

     All financial statement schedules have been omitted because they are not required or because the required information is given in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

      (A) RULE 415 OFFERING:

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (B) EQUITY OFFERINGS OF NONREPORTING REGISTRANTS:

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (C) REQUEST FOR ACCELERATION OF EFFECTIVE DATE:

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Lansing, State of Michigan on July 10, 2000.

                                          American Physicians Capital, Inc.

                                          By:   /s/ WILLIAM B. CHEESEMAN
                                            ------------------------------------
                                              William B. Cheeseman
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each of the undersigned whose signature appears below hereby constitutes and appoints William B. Cheeseman, Frank H. Freund and Margo C. Runkle, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on July 10, 2000.

                SIGNATURES                                             TITLE
                ----------                                             -----

         /s/ WILLIAM B. CHEESEMAN             President and Chief Executive Officer, and a Director
------------------------------------------
           William B. Cheeseman

           /s/ FRANK H. FREUND                Vice President, Treasurer, Chief Financial Officer and
------------------------------------------    Principal Accounting Officer
             Frank H. Freund

        /s/ THOMAS ROBERT BERGLUND            Director
------------------------------------------
       Thomas Robert Berglund, M.D.

          /s/ BILLY BEN BAUMANN               Director
------------------------------------------
         Billy Ben Baumann, M.D.

            /s/ MYRON EMERICK                 Director
------------------------------------------
           Myron Emerick, D.O.

          /s/ APPARAO MUKKAMALA               Director
------------------------------------------
         AppaRao Mukkamala, M.D.

            /s/ LLOYD SCHWARTZ                Director
------------------------------------------
              Lloyd Schwartz

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1.1*    Placement Agent Agreement
   2.1     Plan of Conversion, dated June 28, 2000
   3.1     Articles of Incorporation
   3.2     Bylaws
   5.1*    Opinion of Dykema Gossett PLLC regarding the validity of the securities being registered
   8.1*    Opinion of PricewaterhouseCoopers LLP regarding tax matters
  10.1*    American Physicians Capital, Inc. Stock Compensation Plan
  10.2*    Escrow Agreement, by and among American Physicians Capital,
           Inc. and              , dated
  10.3*    Stock Purchase Agreement by and among MICOA and William B.
           Cheeseman and William J. Gaugier dated August 31, 1999
  10.4*    Stock Purchase Agreement between Kentucky Medical Insurance
           Company and Stratton, Cheeseman & Walsh, Inc., dated March
           6, 1997
  10.5*    MICOA/SCW Sales Agency Agreement (Medical Professional
           Liability-Michigan Only), dated January 1, 2000
  10.6*    KMIC Insurance Company Agency Agreement, dated October 13,
           1998
  10.7*    Employment Agreement between Williams B. Cheeseman and
           MICOA, dated October 27, 1999
  10.8*    Employment Agreement between Stephen L. Byrnes and MICOA,
           dated April 4, 1997
  10.9*    Employment Agreement between Robert J. Kellogg and MICOA,
           dated July 18, 1997
  21.1*    Subsidiaries of Registrant
  23.1     Consent of PricewaterhouseCoopers LLP
  23.2     Consent of RP Financial, LC
  23.3*    Consent of Dykema Gossett PLLC (contained in opinion filed as Exhibit 5.1)
  24.1     Power of Attorney (included on page II-4 of registration
           statement)
  27.1     Financial Data Schedule at or for the Year ended December
           31, 1999
  27.2     Financial Data Schedule at or for the Quarter ended March
           31, 2000
  99.1*    Stock Order Form for Subscription Offering
  99.2*    Stock Order Form for Best Efforts Offering
  99.3*    Questions and Answers Brochure
  99.4*    Letter to Prospective Purchasers in the subscription and
           Best Efforts Offerings
  99.5     Valuation Analysis Letter of RP Financial, LC
  99.6     Subscription Rights Letter of RP Financial, LC

-------------------------
* To be filed by amendment.